Filed Pursuant to Rule 424(b)(2)

Registration No. 333-120029

Prospectus Supplement to Prospectus Dated February 1, 2005.

4,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “IMCO.” The last reported sale price of our common stock on the Nasdaq National Market on January 31, 2005 was $5.85 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page S-7.

	Per Share	Total
Public Offering Price	$5.750	$23,000,000
Underwriting Discounts and Commissions	$0.345	$1,380,000
Proceeds, before expenses, to IMPCO Technologies, Inc.	$5.405	$21,620,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to an additional 600,000 shares of common stock to cover over-allotments, if any. This option may be exercised on or before the 30th day after the date of this prospectus.

Delivery of the shares will be made on or about February 4, 2005.

First Albany Capital	Adams Harkness

The date of this prospectus supplement is February 1, 2005.

You should rely only on information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. Updated information can be obtained as described under “Where You Can Find More Information.” References in this prospectus supplement and the accompanying prospectus to the “Company” and to first-person pronouns such as “we,” “our,” “us,” and like terms refer to IMPCO Technologies, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires. Such references do not include our unconsolidated subsidiary, B.R.C., S.r.l., which we have described separately below, unless specifically so stated.

Prospectus Supplement

“IMPCO” and the stylized IMPCO logo are registered trademarks of IMPCO Technologies, Inc. “BRC” and the stylized BRC logo are trademarks of BRC, S.r.l., an Italian limited liability company, registered in the European Union. Other trademarks and trade names herein are the property of their respective owners.

In this prospectus supplement and the accompanying prospectus, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and there can be no assurance that they are accurate.

PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary together with the more detailed information that appears elsewhere in this prospectus supplement and the accompanying prospectus, especially the discussion under “Risk Factors” and our consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

IMPCO Technologies, Inc.

We design, manufacture and supply alternative fuel technologies to the transportation, industrial and power generation markets on a global basis. Alternative fuel technology, which is technology that supports engines that do not run on gasoline, is used to reduce fuel costs, to reduce harmful emissions from internal combustion engines, and to lessen dependence on crude oil. Our products and systems convert internal combustion engines to use gaseous fuels such as propane or compressed natural gas, either in tandem with their original gasoline or diesel fuel systems or as complete conversions. Our gaseous fuel products and systems improve efficiency, enhance power output and reduce harmful emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our customers’ individual requirements for product performance, durability and physical configuration. For over 46 years, we have developed alternative fuel products. We supply our products to the market place through a global network of over 400 distributors and dealers in 55 countries and 100 original equipment manufacturers, or OEMs.

We believe we have developed a technological leadership position in the alternative fuel industry based on our experience in designing, manufacturing and commercializing alternative fuel delivery systems and components, our relationships with leading companies in transportation and industrial markets, our financial commitment to research and development and our proven ability to develop and commercialize new products and systems. We believe our competitive strengths include:

Strong Technology Base. We believe we have derived a technology and product leadership position from the broad application and integration of our technologies and enabling systems into the established and expanding alternative fuel industry. Over the past nine years, we have invested approximately $130.0 million in research and development.

Strong Global Distribution and OEM Customer Relationships. We have developed a distribution system of over 400 distributors and dealers in 55 countries around the world. In addition, we currently sell products to more than 100 OEM customers in domestic and international alternative fuel markets.

Extensive Manufacturing Experience. We have more than four decades of experience in the manufacture, development and integration of alternative fuel technologies and products. We currently maintain manufacturing and production facilities in the United States, Europe, India and Australia, where we produce a broad range of products, including components, systems and specialty vehicle assembly.

Established Systems Integration Expertise. As more OEMs seek to reduce costs by outsourcing key tasks and reducing the number of suppliers, we have focused increasingly on capturing additional revenue opportunities by expanding our systems integration capabilities.

Positioned for Global Growth. With ten foreign facilities and over 400 distributors and dealers in 55 countries outside the United States, we believe that we are positioned to capitalize on global growth opportunities. We believe that the alternative fuel markets will grow dramatically internationally, particularly in China, India, Japan, Mexico and Southeast Asia, because of the existing urban pollution problems and economics that favor alternative fuels versus gasoline.

We have significantly expanded our design and production capability, enhanced our sales force and our customer contacts, and extended our geographic footprint through a key strategic relationship with BRC, S.r.l., an Italian limited liability company.

BRC Acquisition

In a series of related transactions between October 2, 2002 and July 29, 2003, we acquired 50% of BRC’s equity from two of its founders, Mariano Costamagna and Pier Antonio Costamagna. The aggregate price for the purchase of the initial 50% equity interest was $23.8 million. On October 22, 2004, we entered into an agreement to acquire the remaining 50% equity interest from those same individuals using a combination of cash and stock. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. As of October 22, 2004, the date of the BRC acquisition agreement, the value of that consideration was approximately $37.6 million based on a stock price of approximately $5.40. Based on the last reported sale price of our common stock as of January 31, 2005 of $5.85, the value of the consideration to be received by the founders was approximately $39.8 million.

In connection with the BRC acquisition, we have entered into a loan agreement with MTM S.r.l., a wholly owned subsidiary of BRC, pursuant to which MTM has loaned to us $22.0 million. The loan proceeds were used to retire all debt and related obligations we had incurred pursuant to a Securities Purchase Agreement dated July 18, 2003, with Bison Capital Structured Equity Partners, LLC. The MTM loan carries an interest rate equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004. The MTM loan matures on December 31, 2009, and will be repaid in quarterly installments beginning on April 1, 2005, each payment in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with a $5,000,000 “balloon payment” of the remaining unpaid principal and interest due on December 31, 2009. This loan may be accelerated in the event that any payment is not made within 15 days of the date when due, if the employment of Mariano Costamagna is terminated for any reason (with certain exceptions for termination upon Mr. Costamagna’s death), if we materially breach his employment agreement or upon written notice of any other default under the agreement.

In addition, pursuant to the terms of the MTM loan and in connection with the BRC acquisition, effective January 1, 2005, Mariano Costamagna, the principal executive officer of BRC, has become our new Chief Executive Officer. Mr. Robert M. Stemmler, our former Chief Executive Officer, will remain as our Chairman of the Board of Directors and is now a full-time employee consultant with us in order to facilitate the transition of our management. Additional information about BRC’s business is described under “Business of BRC,” and the proposed acquisition is described under “The BRC Acquisition.”

Pro forma earnings per share for the nine months ended September 30, 2004, based on the acquisition of the remaining equity interest in BRC and the prepayment of the Bison note, were $0.16 per share as compared to $0.10 per share for the actual nine months ended September 30, 2004.

Corporate Information

IMPCO was incorporated in Delaware in 1985 after having provided automotive and alternative fuel solutions in a variety of organizational structures since 1959. Our common stock is traded on the Nasdaq National Market™ under the symbol “IMCO.” Our executive offices are located at 16804 Gridley Place, Cerritos, California 90703, and our telephone number is (562) 860-6666. Our website address is http://www.impcotechnologies.com. The information on our website does not constitute part of this prospectus supplement.

The Offering

Common stock offered by us	4,000,000 shares
Common stock to be outstanding after the offering	22,735,627 shares
Use of proceeds	Acquisition of outstanding BRC equity interest; reduction of existing indebtedness; payment of offering and acquisition expenses; and general corporate purposes, as described in “Use of Proceeds.”
Nasdaq National Market symbol	IMCO

The number of shares outstanding after the offering is based on 18,735,627 shares of common stock outstanding as of December 31, 2004, and excludes:

•	5,098,284 shares that we have agreed to issue to the BRC founders if we complete the BRC acquisition;

•	warrants to purchase an aggregate of 775,000 shares of common stock having a weighted average exercise price of $4.56 per share all of which were exercisable at December 31, 2004;

•	options to purchase an aggregate of 3,650,933 shares of common stock having a weighted average exercise price of $5.00 per share, of which options to purchase 1,224,294 shares, with a weighted average exercise price of $4.72 per share, were exercisable as of December 31, 2004; and

•	up to 68,885 additional shares available for issue under currently authorized equity compensation plans. We may issue additional shares in connection with equity compensation plans that may be authorized in the future.

Except as otherwise specified in this prospectus supplement, all information in this prospectus supplement assumes the underwriters do not exercise their option to purchase from us up to 600,000 additional shares of common stock to cover over-allotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

We derived the financial data for the year ended December 31, 2003, and the eight month transition period ended December 31, 2002 and the fiscal years ended April 30, 2002 and 2001 from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived the balance sheet data as of September 30, 2004, and the operating data for the nine month periods ended September 30, 2004 and 2003 from our unaudited consolidated financial statements included in this prospectus supplement. We have prepared the unaudited consolidated financial statements on a basis substantially consistent with the audited consolidated financial statements and, in the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. Our interim operating results may not be indicative of our operating results for the full year. Historical operating information may not be indicative of future performance.

Summary data based on the unaudited pro forma condensed combined financial statements is also provided for comparative purposes for the year ended December 31, 2003 and for the nine month period ended September 30, 2004. In 2002, we changed our fiscal year end from April 30 to December 31.

This information is only a summary and should be read in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended April 30,		Eight Months Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma Year Ended December 31, 2003(1)	Nine Months Ended September 30,		Pro Forma Nine Months Ended September 30, 2004(1)
	2001	2002				2003	2004
	(in thousands except share and per share data)
Statement of Operations Data:
Revenue	$80,539	$67,676	$46,421	$74,740	$111,020	$56,581	$91,146	$129,884
Cost and expenses	73,929	70,075	47,628	75,221	113,292	53,976	83,343	119,291

Operating income (loss)	6,610	(2,399)	(1,207)	(481)	(2,272)	2,605	7,803	10,593
Interest expense	1,088	1,164	995	4,039	3,056	2,808	4,163	957
Interest income	1,309	236	112	–	31	–	–	21
Income (loss) from continuing operations (net of tax)	3,674	(2,220)	(25,279)	(6,900)	(7,340)	(970)	2,006	4,607
Loss on discontinued operation (net of tax)	(16,777)	(25,016)	(3,115)	–	–	–	–	–
Net income (loss)	$(13,103)	$(27,237)	$(28,394)	$(6,900)	$(7,340)	$(970)	$2,006	$4,607
Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.29)	$(0.06)	$0.11	$0.17

Loss from discontinued operation	$(1.69)	$(2.25)	$(0.22)	$–	$–	$–	$–	$–

Net income (loss)	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.29)	$(0.06)	$0.11	$0.16

Diluted:
Income (loss) from continuing operations	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.29)	$(0.06)	$0.10	$0.16

Loss from discontinued operations	$(1.52)	$(2.25)	$(0.22)	$–	$–	$–	$–	$–

Net income (loss)	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.29)	$(0.06)	$0.10	$0.16

Number of shares used in per share computation:
Basic	9,935	11,098	14,376	16,643	25,741	16,443	18,595	27,693
Diluted	11,049	11,098	14,376	16,643	25,741	16,443	19,704	28,822

(1)	Pro forma statement of operations data is provided for the year ended December 31, 2003 and for the nine months ended September 30, 2004 based on events surrounding the acquisition of the remaining equity interest in BRC and the prepayment of the Bison note. Please see “Unaudited Proforma Condensed Combined Financial Statement” and the related notes for additional information relating to the pro forma adjustments.

		As of September 30, 2004
	Actual	As Adjusted(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Total current assets	$52,983	$73,583	$92,066
Total assets	$109,889	$130,489	$169,855
Total current liabilities	$27,839	$27,839	$45,980
Long-term obligations, less current portion	$20,063	$20,063	$18,168
Stockholders’ equity	$58,950	$79,550	$102,379

(1)	As adjusted balance sheet data gives effect to the receipt of net proceeds of approximately $20.6 million in connection with the sale by us of approximately 4.0 million shares of common stock at the public offering price of $5.75 per share after deducting underwriting discounts and commissions and our estimated offering expenses.
(2)	Pro forma as adjusted balance sheet data gives effect to the acquisition of the remaining 50% equity interest in BRC, the receipt of the net proceeds of this offering, as described in footnote 1 above, the receipt of proceeds of a loan from MTM and the prepayment of the Bison note. See “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes for additional information relating to the pro forma adjustments.

RISK FACTORS

An investment in our common stock involves risk. In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements”, you should carefully consider the matters described below in determining whether to invest in our common stock. The occurrence of any of the following risks would likely cause our business, results of operations and financial condition to materially suffer, and the market price of our stock to decline, and you may lose all or part of your investment.

Risks Related to Our Company

We currently have substantial debt that we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of September 30, 2004, we had aggregate outstanding indebtedness of $39.7 million and total stockholders’ equity of $59.0 million. Our loan agreement with LaSalle Business Credit, LLC has a maximum borrowing limit of $12.0 million, which was limited, based on our eligible accounts receivable and our eligible inventory, as of September 30, 2004 to approximately $11.8 million. Of that amount, $9.7 million was outstanding under the LaSalle loan agreement as of that same date, leaving approximately $2.1 million unused and available.

We have borrowed approximately $22.0 million from MTM, and MTM has an additional $13.0 million of indebtedness. The annual interest rate on the MTM loan is equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004. This loan may be accelerated if any payment is not made within 15 days of the date when due, the employment of Mariano Costamagna is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or if we materially breach Mariano Costamagna’s employment agreement. The MTM loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the loan agreement. Also, Mariano Costamagna and Pier Antonio Costamagna have guaranteed the MTM loan. In return for Messrs. Costamagnas’ guarantees, we have pledged our equity interest in BRC as collateral in the event the guarantees are utilized. In addition, as of September 30, 2004, BRC had outstanding indebtedness approximately $1.2 million.

Our substantial debt subjects us to numerous risks, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing cash available to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our leverage may increase our vulnerability to general economic downturns and adverse competitive and industry conditions and may place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations may limit our flexibility to plan for, or react to, changes in our business and in the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on satisfactory terms; and

•	if we do not comply with the financial and other restrictive covenants in our debt instruments, any such failure could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders or our guarantors might foreclose on our secured or pledged assets.

We also may directly or indirectly incur additional indebtedness in connection with the acquisition or with our ongoing operations. Although we expect a substantial reduction in interest expense after the closing of the BRC acquisition as a result of the redemption of our senior subordinated secured note, our loans after the acquisition will continue to represent significant indebtedness and will impose substantial limitations on our ability to respond to changes in our operational circumstances or in our strategic goals.

We have recently been in default under our primary debt facilities, and we cannot assure you that we will be able to avoid events of default or noncompliance in the future, obtain amendments to our debt facilities, or refinance our indebtedness if events of default were to occur.

Our debt requires us to maintain specified financial ratios and meet specific financial tests. For example, our loan agreement with LaSalle requires us to generate from operations specified amounts of earnings before interest, income tax, depreciation and amortization, tested quarterly on a rolling four-quarter basis. In order to meet that test for the first quarter of 2005, we will need to generate an amount of earnings before interest and income taxes, depreciation and amortization (“EBITDA”) in that quarter in the order of twice the EBITDA that we expect to generate in the fourth quarter of 2004. Our failure to comply with these covenants would result in events of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make a required repayment or refinance these borrowings, our lenders or our guarantors could foreclose on our secured or pledged assets. Even if we are able to refinance these borrowings, we may not receive favorable terms, in which case our business could be adversely impacted.

At December 31, 2003, March 31, 2004, April 30, 2004 and June 30, 2004, we were in default on the LaSalle loan for not meeting certain financial measurement covenants at each of these dates. We paid LaSalle amendment fees of $85,000 in the aggregate and obtained waivers of these events of noncompliance at December 31, 2003, May 7, 2004, and at June 30, 2004, respectively. We are currently paying a rate of interest at prime plus 1%, which at November 30, 2004 was equal to 6.0%. In October 2004, we concluded negotiations with LaSalle and executed an agreement, effective June 30, 2004, which revised the financial covenants to be more consistent with our business projections through the end of the term of the loan in 2006. As of September 30, 2004, we were in compliance with the terms and conditions of the loan agreement, as amended. However, we cannot assure you that we will remain in compliance with the amended terms.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

Our debt agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on us. Among other things, these restrictions limit our ability to:

•	change our Chief Executive Officer;

•	incur liens or make negative pledges on our assets;

•	merge, consolidate, or sell our assets;

•	incur additional debt;

•	pay dividends, redeem capital stock or prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

We have a history of significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective liquidity.

Until recently, we have experienced operating losses and net cash outflows. At September 30, 2004, our cash and cash equivalents totaled approximately $6.8 million and our working capital was $25.1 million. We have experienced significant cash outflows in connection with our operations, as well as our initial equity investment in BRC and servicing our debt. Based upon our eligible accounts receivable and our eligible inventory as of September 30, 2004 our funds available for borrowing under our senior secured credit facility were approximately $11.8 million, of which approximately $9.7 million was outstanding, leaving approximately $2.1 million unused and available. As of September 30, 2004, we had total stockholders’ equity of $58,950,000 and an accumulated deficit of $72,994,000. Moreover, our loan agreement with MTM requires us to repay to MTM the principal according to the following schedule, with an additional $5.0 million “balloon payment” of accrued interest and unpaid principal due on December 31, 2009:

Quarters Ending	Quarterly Payment Amount
March 31, 2005 through December 31, 2005	$650,000
March 31, 2006 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

Our current cash position and upcoming cash obligations, including, but not limited to, cash we expect to expend for general and administrative expenses associated with the BRC acquisition and in connection with Sarbanes-Oxley Act compliance, especially if combined with stagnant or declining revenues, may force us to take steps such as personnel reductions or curtailment of growth as a means to manage our liquidity. Such measures could have an adverse impact on our production capacity, our growth strategy or other aspects of our business that might have a material adverse impact on results of operations. In some instances, these impacts may last beyond the term of the immediate cash shortfall.

Our business may be subject to product liability claims, which could be expensive and could divert management’s attention.

We face exposure to product liability claims if our products (or the equipment into which our products are incorporated) malfunction in a way that results in, or is alleged to have resulted in, personal injury or death or property damage. We may be named in product liability actions even if there is no evidence that our systems or components caused a loss. Product liability claims could result in significant losses from defense costs or damages awards. The sale of our systems and components entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. We cannot assure you that product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle and industrial equipment manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products, thus requiring their suppliers, such as us, to provide correspondingly longer product warranties. Due to the longer warranty periods, we could incur substantially greater warranty claims in the future. We establish a reserve for warranty claims by taking a charge against earnings at the time that such earnings are recognized based on our historical claims experience. Our warranty expense for the 12 months ended December 31, 2003 was $396,000 and for the nine months ended September 30, 2004 was $23,000. Our warranty reserve as of September 30, 2004 was $630,000. Our warranty expense is determined by examining revenues against our historical cost of warranty claims. This reserve necessarily involves estimates of future claims, and actual claims, the cost of resolving such claims, or both may exceed our estimates and may be greater than our established reserve. If that were to occur, we may experience increased warranty expense which would adversely affect our results of operations.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection and confidentiality and other agreements with our employees, customers, partners, the BRC founders and others to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization and without affording us an adequate remedy.

Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized patent or trademark applications in foreign countries to register rights that belong to us. This disparity in protection of intellectual property rights affects us significantly because we conduct a substantial portion of our business in international markets, particularly in developing countries where the issue is most acute.

Those patents we own are not likely to provide us with meaningful commercial protection of our products, and patent applications that we file may not result in issued patents. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting our patent applications or defending patent infringement suits that may arise.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants and corporate partners and we have attempted to control access to, and distribution of, our technologies, documentation and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement of our intellectual property rights could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management’s time, and our operating results would suffer.

Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially because patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation. Moreover, MTM is subject to a patent infringement lawsuit in Italian courts. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. The costs associated with litigating that matter, as well as any potential damages awards, may have a material adverse effect on our consolidated financial condition and results of operations if the BRC acquisition is consummated.

We are dependent on certain key customers and the loss of one or more customers could have a material adverse effect on our business.

A substantial portion of our business results from sales to key customers. During fiscal year 2003 and the nine month period ended September 30, 2004, sales to these customers accounted for 40% and 58% of our revenue, respectively. If several of these key customers were to reduce their orders substantially, we would suffer a decline in revenue and profits, and those declines may be substantial.

One of the founders of BRC has become our Chief Executive Officer and that individual has not previously served as an executive officer of a public company.

Mariano Costamagna became our Chief Executive Officer effective as of January 1, 2005. Mr. Stemmler, our former Chief Executive Officer, will remain as Chairman of the Board of Directors and has entered into an employee consulting agreement to oversee the transition of our management team through April 30, 2007. Mr. Costamagna has never served as an officer in a public company and we can offer no assurances that such preparations will prove adequate. If we cannot provide for an orderly transition by assuring that our senior management team retains qualified executives to serve in key roles, our business may be disrupted and we may experience increased expenses, declining revenue or both. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated for any reason, with certain exceptions for termination upon Mr. Costamagna’s death, or if we otherwise materially breach the employment agreement with Mariano Costamagna.

Mariano Costamagna’s employment agreement and the terms of the MTM loan may limit our board of directors’ ability to effect changes in our senior management.

Mariano Costamagna, BRC’s co-founder and our director, has entered into an employment agreement, pursuant to which he became our Chief Executive Officer until May 31, 2009. Mariano Costamagna’s employment will include an initial base salary of $360,000 annually, as well as bonuses, benefits and expenses. If, during the term of his employment, we terminate Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to $5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the stock he has received in connection with our acquisition of BRC). The required severance payment may limit our board of directors’ ability to decide whether to retain or replace Mr. Costamagna or to reallocate management responsibilities among our senior executives, a fact that may, in certain circumstances, have an adverse effect on our business, operations and financial condition. Moreover, the loan to us from MTM can be accelerated in the event that Mr. Costamagna’s employment is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or if we otherwise materially breach his employment agreement.

We depend on third-party suppliers for key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business. In addition, we rely on a limited number of suppliers for certain of our high quality proprietary precision die cast parts as well as dress engines for use in our products. Approximately 70% of our raw materials are supplied by ten entities. We could incur significant costs in the event that we are forced to utilize alternative suppliers.

Our business could be harmed if we fail to meet original equipment manufacturer specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in alternative fuel applications. We sell these products principally to original equipment manufacturers, or OEM customers. Our OEM customers require that these products meet strict standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may experience unionized labor disputes at original equipment manufacturer facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. For the twelve months ended December 31, 2003 and the nine months ended September 30, 2004, direct OEM product sales accounted for 60% and 75% of our revenues, respectively. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our sales and profitability.

Adverse currency fluctuations may hinder our ability to economically procure key materials and services from overseas vendors and suppliers which may affect the value of our debt and may affect our sales margins.

We have significant operations outside of the United States. As result, we engage in business relationships and transactions that involve many different currencies. Exchange rates between our functional currencies (the U.S. dollar and the Euro) and the local currencies in these foreign locations where we do business can vary unpredictably. These variations may have an effect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If exchange rates with local currencies decline, our effective costs for such materials and services would increase, adversely affecting our profitability.

We face risks associated with marketing, distributing and servicing our products internationally.

In addition to the United States, we currently operate in Australia, Europe, India, Japan and Mexico, and we market our products and technologies in other international markets, including both industrialized and developing countries. During the nine month period ended September 30, 2004, approximately 57% of our revenues were derived from sales to customers located inside the United States and Canada, and the remaining 43% were derived from sales in Asia, Europe, and Latin America where economics and fuel availability make our products more competitive. Additionally, approximately 44% of our employees and 75% of our approximate 400 distributors and dealers worldwide are located outside the United States and Canada. Our combined international operations are subject to various risks common to international activities, such as the following:

•	complying with a wide variety of laws and regulations, including product certification, environmental and import and export laws, including the regulations administered by the Office of Foreign Assets Control of the US Department of the Treasury (OFAC);

•	our ability to maintain good relations with our overseas employees and distributors and to collect amounts owed from our overseas customers;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including, without limitation, the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability; and

•	difficulties collecting international accounts receivable.

If we are unable to manage these risks effectively, our business could be adversely affected.

We derive income from minority interests in unconsolidated foreign companies that we do not control.

A portion of our income is generated from the operations of unconsolidated foreign subsidiaries in which we hold minority interests. Although the agreements that govern our relationships with these entities provide us with some level of control over our investments, we do not have the ability to control their day-to-day operations or their management. As a result, we cannot control these entities ability to generate income.

We are highly dependent on certain key personnel.

We are highly dependent on the services of Mariano Costamagna and of our Chief Operations Officer, Brad Garner. These two executives will be extensively involved in, or will directly or indirectly oversee, virtually every aspect of our day-to-day operations. Were we to lose the services of either or both of these executives, we would be at significant risk of declining revenue or operating income. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated by us for any reason other than death or if we otherwise breach his employment agreement.

Our spin-off of our Quantum subsidiary is subject to tax risks for us and our stockholders, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

At the time of our spin-off of Quantum on July 23, 2002, we received an opinion of Morrison & Foerster LLP to the effect that the spin-off was tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service or the courts will agree with their opinion. The opinion was also subject to specific assumptions and the accuracy and completeness of specific factual representations and statements made by us and Quantum, and we are subject to certain limitations on changes in our capital structure following the Quantum transaction. If these assumptions, representations, or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Similarly, we can provide no assurances that our issuance of stock to BRC’s stockholders or in various post-spin-off equity issuances will not adversely impact the tax-free character of the Quantum spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who received Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal

Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay, or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

Provisions of Delaware law, of our charter and bylaws and of our loan agreement with MTM may make it more difficult to take over our company and entrench our current management, which could adversely affect our stock price.

Provisions in our certificate of incorporation and bylaws, in the Delaware corporation law and in our loan agreement with MTM may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. In addition, our loan agreement with MTM can be accelerated in the event that Mariano Costamagna is removed as our Chief Executive Officer for any reason other than his death or if we otherwise breach his employment agreement. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a stockholders’ rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of some events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per right, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of December 31, 2004, we had 18,735,627 shares of common stock outstanding, excluding 68,885 shares issued but held by us as treasury stock. Of these shares, 17,350,500 shares are currently freely tradable and 1,385,127 shares, which otherwise are freely tradable, are subject to a lockup agreement that restricts their resale until certain dates in 2005 and 2006. The following table presents the relevant expiration dates and the number of shares as to which the lockup agreement expires:

Date	Number of Shares Available for Sale
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

As of December 31, 2004, up to 775,000 shares of our common stock were issuable upon the exercise of warrants outstanding as of that date, all of which may be freely tradable upon exercise thereof. We expect to issue an additional 5,098,284 shares of common stock in connection with the BRC acquisition. Furthermore, as of December 31, 2004, up to 3,650,933 shares are issuable upon the exercise of options of which 1,224,294 are vested. Subject to applicable vesting and registration requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

Risks Related to Our Non-Compliance with Certain Nasdaq National Market Qualitative Listing Requirements and Federal Securities Laws

Loans to one of our executive officers may have been amended in violation of Section 402 of the Sarbanes- Oxley Act of 2002.

In December 2000, we lent Dale Rasmussen, our Senior Vice President and Secretary, $100,000. In September 2001, we lent to Mr. Rasmussen an additional $175,000. These loans were due and payable in full on July 31, 2002. The first loan was repaid in full on March 8, 2004, and approximately $102,000 remains outstanding on the second loan as of December 31, 2004. As a result, the SEC may take the position that this loan is a violation of Section 402 of the Sarbanes-Oxley Act of 2002. This law, which became effective on June 30, 2002, prohibits us from directly or indirectly extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. An extension of credit maintained by us on June 30, 2002 is not subject to these prohibitions so long as there is no renewal or material modification to any such loan after that date. Because we did not recover the amounts due under these loans on or before their maturity date, we may be found to have materially modified or renewed Mr. Rasmussen’s loans after the effective date of Section 402. If the SEC were to institute proceedings to enforce a violation of this statute, or if one or more shareholders were to bring a lawsuit alleging that this circumstance represents a breach of our directors’ fiduciary duties, we may become a party to litigation over these matters, and the outcome of such litigation (including criminal or civil sanctions by the SEC or damages in a civil lawsuit), alone or in addition to the costs of litigation, may materially and adversely affect our business.

We may be subject to regulatory scrutiny, and may sustain a loss of public confidence, if we are unable to satisfy regulatory requirements relating to internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us, like all other publicly traded companies, to perform an evaluation of our internal control over financial reporting and have our auditors attest to such evaluation. This requirement must be implemented by us, and many other companies whose fiscal year ends on December 31, for the first time in connection with the preparation of our annual report for the year ended December 31, 2004. We have been actively preparing for the implementation of this requirement by, among other things, establishing an ongoing program to perform the system and process evaluation and testing necessary for compliance. If we fail to complete our evaluation on a timely basis and in a satisfactory manner, or if our management or our auditors are unable to attest on a timely basis to the adequacy of our internal controls, we may be subject to additional regulatory scrutiny and to a loss of public confidence in our internal controls over financial reporting.

The Nasdaq Stock Market may take the position that we should have obtained shareholder approval for certain issuances of our outstanding securities, and if they were to take and prevail in that position, we could be subject to sanctions or delisting by The Nasdaq Stock Market.

Under applicable Nasdaq rules, a company with securities listed on the Nasdaq Stock Market must obtain shareholder approval before issuing securities if such issuance is not a public offering and involves the sale of 20% or more of the issuer’s outstanding common stock at a price less than the greater of book or market value. Since January 2002, we have issued shares of our common stock or securities convertible into or exercisable for our common stock in six separate transactions representing a total of 8,614,470 shares (excluding shares issued in connection with employee stock option, employee benefit plans, and similar arrangements). Some of the shares that were issued in these six transactions were issued or are issuable at a price that represents a discount to the market price of our common stock on the date of issuance. If the sale of common stock to the purchasing stockholders were aggregated or integrated with one or more other transactions, or if two or more other transactions were to be integrated with one another, some of these combinations exceeded 20% of our outstanding common stock and thus would have required shareholder approval. Although not free from doubt, we believe that the sale of common stock to the purchasing stockholders should not be aggregated or integrated with any other transaction, and we believe that no series of other transactions would be integrated in a manner that would result in our being required to have obtained shareholder approval. We have not obtained any formal guidance from Nasdaq as to this matter.

If Nasdaq were to determine that one or more of these transactions required shareholder approval, Nasdaq could halt trading of our common stock and initiate delisting procedures with respect to our common stock. A delisting from Nasdaq, if it were to occur, could materially impair the liquidity of our securities and could adversely affect the trading price of our common stock.

Risks Related to Our Industry

Our business is directly and significantly affected by regulations relating to vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenues may decrease. In addition, we rely on emissions regulations, the adoption of which is out of our control, to stimulate our growth.

Our business has fluctuated significantly as a result of regulation of vehicle emissions. For example, our 84% increase in revenue from U.S. operations during the period ended September 30, 2004 from the comparable 2003 period is primarily attributable to the U.S. Environmental Protection Agency’s (EPA) recently promulgated regulations requiring strict emission certification requirements for nonroad spark-ignition engines over 19 KW (25 hp). If regulations relating to vehicle emissions are amended in a manner that may allow for less strict standards, or if the implementation of such standards is delayed or suspended, the demand for our products and services could diminish and our revenues could decrease. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed.

We are subject to certification requirements and other regulations and future more stringent regulations may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the EPA and the California Air Resources Board, to sell certain of our products in the United States, and must obtain other product certification requirements in other countries. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or civil or criminal penalties.

Any new government regulation that affects our alternative fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenue and profitability and thereby harm our business, prospects, results of operations, or financial condition.

Prevailing economic conditions and international dissension may disproportionately affect our business.

Because we depend heavily on sales to developing nations, the effects of continuing instability in the Middle East, as well as weaknesses in the U.S. and global economies, may cause our customers to delay orders, may result in interruptions in shipments to some customers or from some suppliers, or may have other effects that may decrease our revenue or increase our costs. These situations, whether alone or in combination with one or more risk factors discussed in this prospectus supplement may affect our business materially and adversely.

Declining oil prices may adversely affect the demand for our products.

We believe that our sales in recent periods have been favorably impacted by increased consumer demand promoted by rising oil prices. Oil prices are highly volatile and have recently reached historically high levels. Reductions in oil prices may occur, and demand for our products could decline in the event of fluctuating, and particularly decreasing, market prices.

Changes in tax policies may reduce or eliminate the economic benefits that make our products attractive to consumers.

In some jurisdictions, such as the United States, governments provide tax benefits for clean-air vehicles, including tax credits, rebates and reductions in applicable tax rates. In certain of our markets these benefits extend to vehicles powered by our systems. From time to time, governments change tax policies in ways that create benefits such as those for our customers. Reductions or eliminations in these benefits may adversely affect our revenues.

The potential growth of the alternative fuel products market will have a significant impact on our business.

Our future success depends on the continued global expansion of the gaseous fuel industry. Many countries currently have limited or no infrastructure to deliver natural gas and propane. Major growth of the international markets for gaseous fuel vehicles is significantly dependent on international politics, governmental policies and restrictions related to business management. In the United States, alternative fuels such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2003 for the United States were equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products. We do not expect this trend to improve in the United States in the foreseeable future. Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels and gaseous fuels. We cannot assure you that the global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products. In addition, we have designed many of our products for gaseous fuel vehicles powered by internal combustion engines, but not for other power sources, such as electricity or alternate forms of power. If the major growth in the gaseous fuel market relates solely to those power sources, our revenues may not increase and may decline.

Developments in alternative fuel technologies will increase competition and may render our products obsolete.

Numerous research and development projects are underway in search of commercially viable alternative fuel products. These include ongoing projects funded by auto makers, oil companies and other enterprises that are substantially better capitalized than our company. Among others, the development of “hybrid” automobiles, buses and industrial equipment recently has demonstrated substantial successes. We expect that the present environment of historically high oil prices will cause research on these projects to intensify. If competing technologies prove commercially viable, acceptance of our products may decline, which would adversely impact our revenues and, potentially, our ability to raise capital to finance our business.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

Risks Related to BRC

BRC is an Italian company that, through its subsidiaries, designs, manufactures, markets and supplies advanced alternative fuel systems and related products, principally for the light transportation market. As such, BRC operates in many of the same markets as us and is exposed to many or most of the same operational, regulatory and other risks as us, including those described above. BRC is exposed to the following additional risks, each of which could adversely affect its business, financial position and results of operations. If the BRC acquisition is complete, we will be subject to these risks.

In connection with the acquisition, we have entered into a loan agreement that requires us to make significant cash payments to MTM.

As a condition to closing the BRC acquisition, we were required to redeem our senior subordinated secured note due 2007, which, as of December 31, 2004, would have carried an interest rate equal to 18.25% per annum. To eliminate that debt, we borrowed $22.0 million from MTM. The MTM loan agreement requires that we make periodic principal and interest payments and that we retire the loan in full on or before December 31, 2009. The loan provides for minimum quarterly payments of principal and interest on the schedule set forth below, and requires a $5,000,000 “balloon payment” of principal and accrued but unpaid interest on the maturity date, which is December 31, 2009. The payment schedule is:

Quarters Ending	Quarterly Payment Amount
March 31, 2005 through December 31, 2005	$650,000
March 31, 2006 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

In the event the December 31, 2009 balloon payment is not paid within 30 days after the due date therefor, then, in addition to the other remedies available to MTM, the interest rate on the MTM loan increases to 3-month EURIBOR plus 6.5% per annum. These payment obligations may limit our ability to invest in other aspects of our business, to maintain favorable credit terms with other creditors or may otherwise impede our cash flows.

Mariano and Pier Antonio Costamagna have guaranteed our performance under the MTM loan and, in connection with those guarantees, we have pledged our BRC equity interest and made certain other concessions to the founders.

Because of certain requirements arising under Italian law, Mariano and Pier Antonio Costamagna have jointly and severally guaranteed our performance under the MTM loan agreement. In order to secure their recourse in the event that guaranty is exercised and the founders are required to make payments of the amounts due, we have pledged to the founders our initial 50% interest in BRC, and upon consummation of the BRC acquisition, we have pledged to the founders the remaining 50% interest in BRC that we acquired pursuant to the BRC acquisition. If we fail to perform the terms of the MTM loan and the founders are required to fulfill their guarantees, the founders may require us to reimburse them for their payments as guarantors, or they may take possession of our equity interest in BRC, or both. If the founders were to take possession of the BRC equity interest in total or partial satisfaction of their rights under the pledge agreement, we would lose our rights to participate in BRC’s earnings and assets. This could have a material adverse effect upon our earnings or our assets.

MTM is a party to certain agreements with entities in which one or both of the BRC founders have a separate financial interest.

BRC and MTM are parties to certain agreements with entities in which the BRC founders have a financial interest. These agreements include real property leases with BRC for its three principal properties in Cherasco, Italy. In addition, MTM from time to time acquires raw materials and component parts pursuant to contracts with certain entities controlled by the BRC founders. These contracts are awarded in accordance with MTM’s standard policy, which requires MTM to solicit three competing bids for every supply contract awarded. In situations where such founder-controlled entities submit the lowest bid to MTM, such entity is awarded the contract. BRC and MTM have conducted appraisals or comparable market price analyses to determine, and those entities’ boards of directors have determined, that each such agreement or arrangement is at terms that approximate fair market value based on arms’ length negotiations. However, there can be no assurance that BRC or MTM could not obtain the relevant materials or facilities from unrelated parties at lower prices or on better terms.

BRC and MTM conduct significant manufacturing operations in South America and may be subjected to greater risks relating to overseas manufacturing facilities and labor material.

One of BRC’s subsidiaries has significant manufacturing facilities in Manaus, Brazil. BRC is sensitive to economic, supply, transportation and labor factors in South America. Were the South American markets to experience economic or labor unrest, these events may have a disruptive effect upon BRC’s production, which would cause BRC’s revenues to decline or may force BRC to seek additional or replacement manufacturing facilities or relationships, which could cause BRC’s expenses to increase. These events thus could have a material adverse effect upon BRC’s revenues or expenses.

BRC is dependent on the services of certain key personnel.

BRC is highly dependent on the services of Mariano Costamagna, its principal executive officer, Pier Antonio Costamagna, MTM’s principal engineering officer, Marco Seimandi, Director of Marketing for MTM and Danilo Ceratto, Technical Director of MTM. Each of these individuals has specific abilities, knowledge, expertise or relationships that are of substantial value to BRC and the loss of one or more of them could have a material adverse effect on BRC. Moreover, Messrs. Seimandi and Ceratto are not bound by noncompetition agreements or similar obligations and, were one or more of them to terminate their employment and begin to compete with BRC, their knowledge and relationships could enable BRC’s competitors to compete more effectively.

MTM is a defendant in a patent lawsuit which, if resolved adversely to it, could have a material adverse effect on BRC’s business.

MTM is currently a defendant in a patent infringement action brought by ICOM, S.r.l., in Italian court. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. BRC has prevailed at trial in this dispute and the case is currently on appeal. BRC’s management personnel have informed us that in their view, the lawsuit is without merit; however, we cannot offer assurances that the Italian courts will accept MTM’s defenses or that it will not find in favor of the plaintiffs. Moreover, whether or not that lawsuit is resolved in MTM’s favor, the cost of continued litigation, the distraction of management personnel in dealing with these claims, or both, may have an adverse impact on BRC’s revenues.

BRC’s manufacturing subsidiaries are subject to environmental risks.

BRC’s facilities in Italy and Brazil include significant machining operations, as well as other manufacturing operations. The operations conducted at these facilities require solvents and other chemicals which are hazardous, carcinogenic or toxic and which are regulated by certain environmental laws and regulations. BRC believes its facilities to be in compliance with applicable laws and regulations, but there can be no assurance that undiscovered or unknown violations have not occurred or will not occur in the future. Similarly, while BRC takes precautions to avoid unauthorized or inadvertent releases of hazardous materials, they can offer no assurance that such releases will not occur in the future, or that unknown releases may not have taken place in the past. Finally, BRC is required by Italian law to contract with third parties to provide for the removal and recycling or disposal of hazardous materials. Were one or more of these parties to fail to carry out their obligations, BRC may face exposure as a result of any violations of law by such companies.

Risks Related to the BRC Acquisition

Our proposed acquisition of the remaining equity interest in BRC that we do not already own poses a number of risks and uncertainties to investors in our common stock.

Because of the closing conditions in the purchase agreement and the possibility that we or either of the BRC founders may terminate the purchase agreement in specific instances, there can be no assurance when or if the acquisition will be completed.

The completion of the BRC acquisition is subject to the satisfaction or waiver of a number of closing conditions including, among others, the requirements that we complete an equity financing with net proceeds of $15.0 million, and that we obtain the consent of our senior secured lender. Some of the closing conditions are beyond our ability to control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on our businesses or the business of BRC. There can be no assurance that the closing conditions will be satisfied or waived. If we and the BRC founders are unable to satisfy all the conditions or if any unsatisfied conditions are not waived, a party for whose benefit an unsatisfied condition is intended may terminate the acquisition.

The BRC founders failed to comply in a timely manner with certain U.S. securities regulations, the enforcement of which might delay or prohibit the consummation of the acquisition of the BRC founders’ interest.

Section 13(d) of the Securities Exchange Act of 1934, and the regulations promulgated thereunder, impose certain filing and disclosure requirements upon persons who acquire or enter into an agreement to acquire more than 5% of a class of securities registered under Section 12 of the Exchange Act, or who acquire or agree to acquire shares of such a class with the intent to influence the management and policies of the issuer. When we acquired the initial BRC interest, we issued to each of the BRC founders shares representing approximately 10% of its common stock at the time of the acquisition, and the acquisition of the remaining founders’ interest in BRC will result in our issuing to the founders shares representing up to an additional 19% in the aggregate, after giving effect to the transaction. The founders filed a report of their acquisitions and agreements to acquire our common stock on Schedule 13D on January 12, 2005. However, these reports were not filed within the filing deadlines for such reports. While Section 13(d) and the regulations thereunder do not impose obligations directly on us, Section 13(d) affords courts broad remedial powers to redress grievances occasioned by breaches of this statute. Were a court to find in favor of any claim alleging that one or more persons was disadvantaged by the founders’ failure to timely report their initial acquisition of our common stock, or were an investigation or litigation to arise in connection with this filing delay, the resulting actions might delay the closing even if shareholders were to approve the transaction, and the founders or we might incur additional legal fees and expenses, which might be material, in connection with responding to any inquiry or investigation, or with defending any such litigation.

The issuance of shares of our common stock in connection with the BRC acquisition will significantly reduce the percentage interests of your investment in us.

If the transaction is completed, we will issue to the founders 5,098,284 shares of our common stock. In that event the founders will own, in the aggregate and including the shares previously issued in connection with our acquisition of the initial 50% interest in BRC, approximately 29% of our common stock. As a condition to closing, we also are required to complete an equity offering that would result in the sale of additional common stock sufficient to raise proceeds of $15.0 million. Based on our common stock price as of January 31, 2005, and assuming that the offering is made without any discount to market prices, we estimate that this obligation will require us to issue an additional 4,000,000 shares of common stock. The issuance of shares in this transaction will thus significantly reduce the relative percentage interests of our current stockholders (including voting interest and liquidation and book value). In any case, the issuance of these shares may adversely impact the market value of our shares. The issuance of additional shares of our common stock in future transactions might exacerbate one or more of these impacts.

If the BRC acquisition is consummated, we will become susceptible to control by significant stockholders.

As of December 31, 2004, and giving effect (as of that date) to the transaction, the founders collectively will hold approximately 29% of our outstanding common stock. In addition, Mariano Costamagna is currently our Chief Executive Officer and a director, and the founders will be given the right to designate one additional independent director to the our board of directors following the consummation of the transaction. As a result, based upon Mr. Costamagna’s position as our Chief Executive Officer, the founders’ collective ownership position, as well as its ability to designate at least two members to the board of directors (including Mr. Costamagna’s directorship), the founders will be in a position to exert significant influence over our affairs.

Although the founders’ ownership position and their ability to designate directors do not give the founders majority control of our company, their ownership interests, particularly if coupled with the ownership interests of our affiliates, could give these individuals a voting interest in our company sufficient to, among other things, allow them to:

•	exert influence over mergers, sales of assets, and other major corporate transactions as well as other matters submitted to stockholder vote;

•	discourage takeover attempts; and

•	otherwise control or influence particular matters that may be submitted to a vote of our stockholders.

At this time, we are not aware of any agreements between these individuals with respect to the ownership or voting of our common stock, and other than so reported, none of these individuals has disclosed any present intention to seek to exercise such control.

One or more of our stockholders may claim that the purchase of the BRC founders’ interest represents a violation of our board of directors’ fiduciary duties to stockholders.

The purchase of the remaining BRC equity interest represents an “interested director transaction” within the meaning of the Delaware General Corporation Law. Delaware law imposes substantial restrictions on a company’s ability to enter into transactions with interested directors, and affords substantial protections to stockholders to mitigate the potential effects of such transactions. Section 144 of the Delaware General Corporation Law provides a safe harbor for interested director transactions when specific stockholder protections are adopted to safeguard stockholder interests in such transactions. Our board of directors took specific steps to bring this transaction within the “safe harbor” provided by Section 144, including the approval of the transaction by a separate committee of disinterested and independent directors and an affirmative vote of our stockholders.

We believe the requirements for this safe harbor have been satisfied. However, there can be no assurances that one or more stockholders will not claim that these actions were insufficient and that the acquisition of the remaining BRC equity interest and the consideration paid in exchange therefor represent breaches of the directors’ fiduciary duties. Stockholder litigation in a Delaware corporation can be extremely expensive and time consuming, and were stockholder litigation to ensue in this instance, the resulting delays and financial consequences might make it impossible to consummate the transaction or might require us to expend substantial funds and management resources in defense of such an action. Moreover, because the absence of certain types of litigation is a condition to closing, one or more parties might elect to terminate the agreement rather than proceed with the transaction if litigation were pending or threatened.

The combined companies would have substantially more extensive sales and production facilities and arrangements than we currently have, and this expansion may result in the failure of the combined organization to comply with applicable U.S. law and regulations.

Both BRC and we have substantial overseas operations, and the combination of these businesses will significantly expand our geographic reach. Among other things, this expansion means that all aspects of BRC’s operations must comply with U.S. laws that regulate exports, including OFAC regulations, certain types of environmental discharges, and relations with foreign governments and government officials. The extent of BRC’s non-U.S. operations require extensive coordination on the part of the combined companies to assure that our business activities after the closing comply with all applicable laws. This coordination will place substantial burdens on management to review the operations to assure compliance, and the results of management’s assessments may mandate revisions to or reductions of certain aspects of our combined operations. If significant restructuring or revisions are required, the cost of such actions, independently or coupled with any loss of business which ensues, may adversely impact our revenues. Moreover, the failure to comply with these laws and regulations may result in the imposition of substantial fines and penalties upon us, and the defense of any enforcement actions seeking such fines or penalties may have material and adverse impacts on our business operations or financial condition.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect our earnings and thus adversely impact the market value of our common stock following the transaction.

In accordance with United States generally accepted accounting principles, we will account for the BRC acquisition using the purchase method of accounting. As a result, we anticipate incurring additional depreciation expense over the remaining useful lives of certain tangible assets acquired in connection with the transaction, which management preliminarily estimates to be approximately $800,000 on an annual basis. In addition, after the consummation of the BRC acquisition, we will have $32.4 million of additional goodwill and other intangible assets, which represents the excess of the purchase price for the BRC equity interest over the fair value, if we determine that the anticipated benefits of the BRC acquisition are not being achieved, we may conclude that the value of goodwill or intangible assets with indefinite lives has become impaired and we could be required to incur material impairment charges relating to those assets. The additional charges could adversely affect our financial results, including earnings (loss) per common share, which could cause the market price of our common stock to decline.

The market price of our common stock may decline after the BRC acquisition.

The market price of our common stock may decline after the BRC acquisition for a number of reasons, including if:

•	investors reach an unfavorable impression about the transaction or about one or more aspects of our combined operations with BRC;

•	we do not achieve the expected benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the transaction on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the BRC founders and other of our significant stockholders decide to dispose of substantial numbers of shares of our common stock in the future.

We and BRC will incur substantial costs whether or not the BRC acquisition is completed.

We and BRC will incur substantial costs related to the BRC acquisition whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. We currently expect to incur approximately $1,000,000 in costs associated with the BRC acquisition, none of which are contingent on the completion of the transaction, excluding costs associated with the offering described in this prospectus supplement and the accompanying prospectus.

Our ability to utilize our net operating loss carryforwards in any given year may be limited by certain events, including a significant change in ownership interests.

Under certain provisions of the Internal Revenue Code of 1986 (the “Code”), the availability of net operating loss carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50 percent of the Company’s Stock. There can be no assurance that Code Section 382 will not apply to impose a limitation on the Company’s use of its net operating loss carryforwards to offset future taxable income.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain and incorporate by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that are not descriptions of historical facts are forward-looking statements, based on management’s estimates, assumptions and projections, that are subject to risks and uncertainties. These statements can generally be identified by the use of forward-looking terminology such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” or “estimates,” or variations of these words or similar terminology.

These statements reflect our current views about future events, are not guarantees of future performance and are subject to various risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements, including those discussed below and those described more fully in other reports filed by us with the SEC. The factors that could cause actual results to differ from our expectations include, but are not limited to, our ability to service our substantial debt obligations, our ability to comply with the listing requirements of the Nasdaq National Market and corporate governance standards in general, our ability to take advantage of continuing market trends related to emissions regulations, our ability to complete the contemplated merger with BRC and successfully integrate the operations of BRC with those of the Company, our ability to retain key personnel and the risk factors set forth under the caption “Risks Factors.” You should not place undue reliance on these forward-looking statements, which reflect our views only as of the date of this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth: (i) the noon exchange rates for one euro, expressed in US dollars, in effect at the end of the periods indicated, as quoted by the Federal Reserve Bank of New York; (ii) the high and low noon exchange rates during such periods as quoted by the Federal Reserve Bank of New York; and (iii) the average noon exchange rates for such periods.

	Year Ended December 31,
	2004		2003		2002
Closing	US$	1.3538	US$	1.2597	US$	1.0485
High		1.3625		1.2597		1.0485
Low		1.1801		1.0361		.8594
Average		1.2438		1.1321		.9454

The average exchange rate is calculated based on the last business day of each month for the applicable period. On January 31, 2005, the noon exchange rate for one euro, expressed in US dollars, as quoted by the Federal Reserve Bank of New York, was US$1.3049. Unless otherwise indicated, all US dollar amounts referred in this prospectus supplement and the accompanying prospectus which have been converted into US dollars from euros have been so converted using the noon exchange rate on December 31, 2004, expressed in US dollars for one euro, as quoted by the Federal Reserve Bank of New York, being US$1.3538.

USE OF PROCEEDS

The net proceeds from the sale of the 4.0 million shares of our common stock offered by us in this offering, at the public offering price of $5.75 per share, is estimated to be approximately $20.6 million after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their overallotment option in full, we estimate the net proceeds to us from this offering will be approximately $23.9 million. We anticipate using a portion of the net proceeds from this offering to discharge our cash payment obligations under the Equity Interest Purchase Agreement, between us, Mariano Costamagna and Pier Antonio Costamagna, BRC, and MTM, described in our Current Report on Form 8-K filed on October 25, 2004, as amended on December 30, 2004, which is the principal agreement governing the terms of the BRC acquisition. Under this agreement, we are obligated to complete an equity financing with net proceeds of $15.0 million, of which $10.0 million will be paid to Messrs. Costamagna as part of the purchase price. Accordingly, $10.0 million of the net proceeds of this offering will be placed into an escrow account, pending the consummation of the BRC acquisition. If the BRC acquisition is not consummated by April 30, 2005, the net proceeds will be released from escrow to us. In addition, we intend to use a portion of the net proceeds from this offering to reduce our debt and related obligations. Remaining proceeds, if any, will be used for fees and expenses associated with the equity interest purchase agreement, including attorneys’, underwriters’, and other professional fees, and for general corporate purposes. Pending the application of the proceeds, we intend to invest the net proceeds from the offering (other than those retained in escrow pending the BRC closing) in short-term, interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market™ under the symbol “IMCO.” The table below sets forth the high and low sale prices of our common stock as reported on Nasdaq for the periods indicated. Bid quotations reflect inter-dealer prices, without adjustments for mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.

	High	Low
2002
First Quarter	$22.40	$13.33
Second Quarter	16.48	6.14
Third Quarter	9.84	6.10
Fourth Quarter	9.43	5.59

2003
First Quarter	$4.65	$2.01
Second Quarter	6.15	1.85
Third Quarter	8.33	5.20
Fourth Quarter	8.82	6.19

2004
First Quarter	$9.50	$4.25
Second Quarter	6.70	4.45
Third Quarter	6.85	4.13
Fourth Quarter	7.55	4.87

2005
First Quarter (through January 31, 2005)	$7.75	$5.38

The last reported sale of our common stock on the Nasdaq National Market on January 31, 2005 was $5.85 per share. As of December 31, 2004, the 18,735,627 issued and outstanding shares of IMPCO common stock were held by approximately 511 holders of record.

DIVIDEND POLICY

We have not recently paid cash dividends on our common stock, and we currently expect to retain any earnings for reinvestment in our business; accordingly, we do not expect to pay dividends in the foreseeable future. The timing and amount of any future dividends is determined by our board of directors and will depend on our earnings, cash requirements and the financial condition and other factors deemed relevant by our board of directors. Our ability to make dividends is limited by our senior credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 on an actual basis and on a pro forma as adjusted basis to give effect to the BRC acquisition (including the issuance by us of 5,098,284 shares of common stock in connection therewith) and the 4.0 million shares of common stock issuable in this offering at $5.75 per share, net of underwriting discounts and commissions and our estimated offering expenses.

This capitalization table should be read in conjunction with our unaudited condensed consolidated financial statements and related notes for September 30, 2004, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2004
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands except share and per share data)
Cash and cash equivalents	$6,781	$21,568

Long-term debt, net of current portion	20,063	18,168
Stockholders’ equity:
Common Stock, $.001 par value, authorized 100,000,000 shares 18,616,649 issued and outstanding at September 30, 2004, 27,714,933 issued and outstanding on a pro forma as adjusted basis	19	28
Additional paid in capital	132,780	182,757
Shares held in the treasury	(360)	(360)
Accumulated (deficit) earnings	(72,994)	(79,551)
Accumulated comprehensive income (loss)	(495)	(495)

Total stockholders’ equity	58,950	102,379

Total capitalization	$79,013	$120,547

This table is based on 18,616,649 shares of our common stock outstanding as of September 30, 2004 and excludes:

•	5,098,284 shares that we have agreed to issue to the BRC founders if we complete the BRC acquisition;

•	warrants to purchase 915,000 shares of common stock having a weighted average exercise price of $4.26 per share;

•	options to purchase an aggregate of 3,442,533 shares of common stock having a weighted average exercise price of $4.92 per share, of which options to purchase 1,092,009 shares, with a weighted average exercise price of $4.42 per share, were exercisable as of September 30, 2004; and

•	up to 41,464 additional shares available for issue under currently authorized equity compensation plans, as well as additional shares that may be issued in connection with equity compensation plans authorized in the future.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2004 was approximately $13.3 million, or $0.72 per share. Net tangible book value per share represents our total tangible assets, which excludes goodwill and other intangible assets, less our total liabilities, all divided by the aggregate number of shares of our common stock outstanding as of September 30, 2004.

After giving effect to the sale of the 4.0 million shares of our common stock in this offering, at the public offering price of $5.75 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at September 30, 2004 would have been approximately $33.9 million, or $1.50 per share. This represents an immediate increase in net tangible book value of $0.78 per share to existing stockholders and an immediate dilution of $4.25 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at September 30, 2004, as adjusted to give effect to this offering. The following table illustrates the per share dilution that will occur in connection with this offering:

Public offering price per share		$5.75
Net tangible book value per share at September 30, 2004 (unaudited)	$0.72
Increase per share attributable to new investors	0.78

Net tangible book value per share after this offering		1.50

Dilution per share to new investors		$4.25

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value would increase to approximately $1.60 per share, representing an increase in as adjusted net tangible book value of $0.10 per share to existing stockholders, and there would be an immediate dilution of $4.15 per share to new investors. The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 18,616,649 shares outstanding as of September 30, 2004 and excludes:

•	5,098,284 shares that we have agreed to issue to the BRC founders if we complete the BRC acquisition;

•	warrants to purchase 915,000 shares of common stock having a weighted average exercise price of $4.26 per share;

•	options to purchase an aggregate of 3,442,533 shares of common stock having a weighted average exercise price of $4.92 per share, of which options to purchase 1,092,009 shares, with a weighted average exercise price of $4.42 per share, were exercisable as of September 30, 2004; and

•	up to 41,464 additional shares available for issue under currently authorized equity compensation plans, as well as additional shares that may be issued in connection with equity compensation plans authorized in the future.

The exercise of outstanding options having an exercise price less than the public offering price will increase dilution to new investors.

PRO FORMA CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION

Introduction to Unaudited Condensed Combined Pro Forma Financial Information

The following tables set forth unaudited condensed combined financial information for IMPCO and BRC on a historical basis and our financial information on a pro forma basis reflecting the acquisition by us of the remaining 50% equity interest in BRC, accounted for as a purchase as if the acquisition had occurred on September 30, 2004 with respect to the balance sheet data and as of January 1, 2003 with respect to the statement of operations data. This information is only a summary and should be read in conjunction with the historical financial statements of IMPCO and BRC, including the respective notes thereto, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.” The per share pro forma data in the following table are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the acquisition been completed during the periods, or as of the date for which this pro forma data is presented. Actual future results may be materially different from pro forma results. Differences could arise from many factors, including, but not limited to, those related to our operations as a separate public company, competition in our business, the impact of changes to regulations governing vehicle emissions programs, our ability to control operating expenses, our capital structure, the timing of our success or failure in closing the BRC acquisition, this offering and other changes. In particular, the pro forma condensed combined financial statements give effect to this offering. The amount of proceeds we currently intend to receive from this offering is discussed under “Use of Proceeds.”

The IMPCO and BRC historical unaudited condensed combined financial information as of and for the nine months ended September 30, 2004, have been prepared on the same basis as the historical information derived from audited financial statements, and in the opinion of their respective management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma condensed combined balance sheet as of September 30, 2004 is presented on the basis of the unaudited consolidated balance sheets for IMPCO and BRC as of September 30, 2004, respectively, in thousands of U.S. Dollars. The BRC balance sheet was translated at the prevailing exchange rate at September 30, 2004 of 1.23 U.S. Dollars to the Euro. The unaudited pro forma condensed combined statement of operations for BRC for the year ended December 31, 2003 and the nine months ended September 30, 2004 were translated at 1.132 and 1.225 U.S. Dollars to the Euro, respectively. The unaudited pro forma adjustments were derived for the balance sheet as if each of (1) the 50% acquisition of the remaining equity interest in BRC by IMPCO, (2) the prepayment by IMPCO of the Bison secured senior subordinated promissory note of approximately $21.6 million, (3) the receipt by BRC of loan proceeds in the amount of $13.0 million from Italian lenders had all occurred on September 30, 2004 and (4) the receipt of net proceeds of this offering. The BRC loan was concluded on December 22, 2004 in the amount of €10.0 million or approximately $13.0 million.

The allocation of the purchase price is preliminary and will be adjusted based on the final assessment of the intangible assets.

IMPCO TECHNOLOGIES, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2004

	IMPCO	BRC	Pro Forma Adjustments	Ref.		Pro Forma Combined

ASSETS
Current Assets:
Cash and cash equivalents	$6,781	$13,247	$20,600	(a	)
			(10,435)	(b	)
			(21,625)	(d	)
			13,000	(e	)	$21,568
Accounts receivable, net	27,094	12,779				39,873
Inventory, net	16,834	10,431				27,265
Prepaid expenses and other	2,145	1,086				3,231
Deferred income taxes	129	593	(593)	(c	)	129

Total Current Assets	52,983	38,136	947			92,066
Property, plant and equipment	27,158	18,222	(6,313)	(c	)	39,067
Less: accumulated depreciation	19,282	13,613	(13,613)	(c	)	19,282

Net property, plant and equipment	7,876	4,609	7,300			19,785
Net goodwill and intangibles	9,901	–	32,427	(c	)	42,328
Deferred tax assets, net	9,058	–	–			9,058
Investment in affiliates	26,532	1,011	38,035	(b	)
			(63,607)	(c	)	1,971
Other assets	3,539	2,783	(1,675)	(d	)	4,647

Total Assets	$109,889	$46,539	$13,427			$169,855

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,241	$14,096	$–			$24,337
Accrued payroll obligations	2,833	–	–			2,833
Other accrued expenses	4,423	3,754	–			8,177
Current revolving line of credit	9,943	–	–			9,943
Current portion—debt and leases	399	291	–			690

Total Current Liabilities	27,839	18,141	–			45,980
Term loans	18,968	951	(122)	(c	)
			2,096	(d	)
			(20,625)	(d	)
			13,000	(e	)	14,268
Capital leases	164	–	–			164
Other liabilities	1,330	3,096	–			4,426
Minority interest	2,638	–	–			2,638
Stockholders Equity:
Common stock	19	1,850	4	(a	)
			5	(b	)
			(1,850)	(c	)	28
Additional paid in capital	132,780	272	20,596	(a	)
			27,595	(b	)
			(272)	(c	)
			1,786	(d	)	182,757
Shares held in the treasury	(360)	–	–			(360)
Accumulated (deficit) earnings	(72,994)	21,936	(21,936)	(c	)
			(6,557)	(d	)	(79,551)
Accumulated comprehensive income (loss)	(495)	293	(293)	(c	)	(495)

Total stockholders’ equity	58,950	24,351	19,078			102,379

Total Liabilities and Stockholders’ Equity	$109,889	$46,539	$13,427			$169,855

Unaudited Pro Forma Condensed Combined Statement of Operations

The unaudited pro forma condensed combined statements of operations are intended to provide additional information regarding the effect of the pro forma adjustments on the condensed combined financial statements of IMPCO and BRC. The statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 both present unaudited pro forma adjustments that were derived as if each of (1) the 50% acquisition of the remaining equity interest in BRC by IMPCO, (2) the prepayment by IMPCO of the Bison secured senior subordinated promissory note of approximately $21.6 million, (3) the receipt by BRC of loan proceeds in the amount of $13.0 million from Italian lenders had all occurred on January 1, 2003 and, (4) the receipt of net proceeds of this offering.

IMPCO TECHNOLOGIES, INC. AND BRC SRL

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Nine Months Ended September 30, 2004

	IMPCO	BRC	Pro Forma Adjustments	Ref.		Pro Forma Combined
Revenue	$91,146	$38,738	$–			$129,884
Costs and expenses	83,343	35,015	933	(j	)	119,291

Operating income (loss)	7,803	3,723	(933)			10,593
Interest (income)	–	(86)	65	(k	)	(21)
Interest expense	4,163	85	(3,291)	(k	)	957

Income from operations before equity share and income taxes	3,640	3,724	2,293			9,657
Equity share in (income) loss of unconsolidated affiliates	(718)	(310)	907	(l	)	(121)
Income tax expense	1,498	1,795	1,025	(m	)	4,318

Income from operations before minority interest	2,860	2,239	361			5,460
Minority interest in income (loss) of consolidated Subsidiaries	853	–	–			853

Net income	$2,007	$2,239	$361			$4,607

Net income per share:
Basic	$0.11					$0.17
Diluted	$0.10					$0.16
Number of shares used in per share calculation:
Basic	18,595		9,098	(i	)	27,693
Diluted	19,704		9,098	(i	)	28,802

IMPCO TECHNOLOGIES, INC. AND BRC SRL

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2003

	IMPCO	BRC	Pro Forma Adjustments	Ref.		Pro Forma Combined
Revenue	$74,740	$36,280	$–			$111,020
Costs and expenses	75,221	36,806	1,265	(f	)	113,292

Operating loss	(481)	(526)	(1,265)			(2,272)
Interest (income)	–	(104)	73	(g	)	(31)
Interest expense	4,039	345	(1,328)	(g	)	3,056

Loss from operations before equity share and income taxes	(4,520)	(767)	(10)			(5,297)
Equity share in (income) loss of unconsolidated affiliates	1,107	159	(862)	(h	)	404
Income tax expense	668	239	127	(m	)	1,034

Income (loss) from operations before minority interest	(6,295)	(1,165)	725			(6,735)
Minority interest in income (loss) of consolidated Subsidiaries	605	–	–			605

Net income (loss)	$(6,900)	$(1,165)	$725			$(7,340)

Net loss per share:
Basic	$(0.41)					$(0.29)
Diluted	$(0.41)					$(0.29)
Number of shares used in per share calculation:
Basic	16,643		9,098	(i	)	25,741
Diluted	16,643		9,098	(i	)	25,741

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The notes to the unaudited pro forma condensed combined financial statements that follow are intended to provide additional information regarding the effect of the pro forma adjustments on the condensed combined financial statements. The unaudited pro forma condensed combined financial statements give effect to IMPCO acquiring the remaining 50% ownership interest in BRC as of September 30, 2004 for the balance sheet and as of January 1, 2003 for the statements of operations for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004.

(a) Gives effect to the revised net cash proceeds of approximately $20.6 million, net of approximately $1.0 million in transaction costs resulting from a public offering and issuance of approximately 4.0 million shares of IMPCO’s common stock.

(b) Gives effect to the $37.6 million purchase price for the remaining 50% equity interest in BRC by IMPCO. The purchase price consists of cash in the amount of $10.0 million and approximately 5.1 million shares of IMPCO common stock valued at $27.6 million as of October 22, 2004. Investment in affiliates on the balance sheet also includes direct acquisition costs of $435,000 for the fairness opinion provided to the IMPCO board of directors and up to $135,000 in legal expenses incurred by BRC to be paid by IMPCO.

(c) Gives effect to the acquisition of the 50% equity interest in BRC in accordance with the purchase method of accounting for business combinations. In July 2003, IMPCO acquired a 50% interest in BRC and has accounted for the acquisition of BRC using the equity method of accounting, which gave rise to an amount of $25.6 million corresponding to IMPCO’s investment in BRC as part of investment in affiliates on IMPCO’s September 30, 2004 consolidated balance sheet. With the acquisition of the remaining 50% of BRC, IMPCO is required to fully consolidate the financial results of BRC. In accordance with the purchase method of accounting, IMPCO shall (1) allocate the combined purchase prices of $25.6 million and $37.6 million for the July 2003 50% acquisition and the October 22, 2004 50% acquisition, respectively, and identified direct expenses related to the remaining 50% acquisition of BRC totaling $435,000 over the fair value of the net assets and liabilities acquired, (2) eliminate fully upon consolidation the revised investment in BRC totaling $63.6 million, (3) adjust property, plant and equipment by a net effect of $7.3 million to reflect an adjustment of fixed assets from net book value to fair value, (4) adjust the carrying value of term loans by a net effect of $0.1 million to reflect a below market rate on approximately $1.2 million of Italian Ministry of Industry loans at interest rates below market, (5) eliminate $0.6 million in deferred tax asset based on preliminary assessment of the recoverability of deferred taxes following the acquisition, and (6) recognize separately as goodwill on the consolidated balance sheet an amount of $32.4 million representing the excess of the purchase prices of 100% of BRC over the fair value of the net assets and liabilities acquired of approximately $31.2 million. The allocation of the purchase price is preliminary and will be adjusted based on the final assessment of the intangible assets. The determination of goodwill for the initial 50% acquisition was based on the purchase price allocation used in July 2003 when the initial 50% acquisition of BRC was completed. The following table sets forth the determination of goodwill (in thousands of U.S. Dollars) based on the excess of purchase price over the fair value of the net assets and liabilities acquired:

Fair value of net assets and liabilities acquired:
BRC net assets and liabilities acquired		$24,351
Fair value adjustment for fixed assets	$7,878
Less: amortization expense July 2003 to September 30, 2004	578	7,300

Fair value adjustment of subsidized Italian Ministry of Industry loans	132
Less: amortization expense July 2003 to September 30, 2004	10	122

Fair value adjustment of deferred tax asset		(593)

Total		31,180

Excess of purchase price over fair value of net assets and liabilities acquired		$32,427

(d) Gives effect to the prepayment of the Bison secured senior subordinated promissory note in the amount of approximately $21.6 million, including a principal amount of $20.0 million and accrued interest of approximately $0.6 million and a 5% prepayment penalty of $1.0 million. Interest expense is recorded as a reduction of accumulated earnings on the unaudited pro forma condensed combined balance sheet in the amount of approximately $6.6 million consisting of (1) a prepayment penalty of $1.0 million, (2) $2.1 million relating to the acceleration of debt expense associated with the Bison loan discount of $2.8 million, (3) a write-off of $1.7 million in connection with unamortized deferred charges related to the Bison loan and (4) a write-off of $1.8 million related to unamortized warrant costs associated with 500,000 warrants provided to Bison in July 2003.

(e) Gives effect to $13.0 million of proceeds from long-term debt obligation on the part of BRC in connection with loan agreements with Italian lenders. This loan agreement was concluded on December 22, 2004 in the amount of €10.0 million or approximately $13.0 million.

(f) Gives effect to depreciation expense of $788,000 and $477,000 related to the cost differential between the acquired book value of property, plant and equipment for BRC of approximately $4.6 million and its appraised value of approximately $12.5 million and the effect on operating expense for the increased salaries during 2003 for Mariano and Pier Antonio Costamagna, respectively. A remaining useful life of 10 years is used to amortize the gross fair value adjustment of approximately $7.9 million for the fixed asset adjustment and the employment agreements that take effect immediately following the acquisition, Messrs. Costamagna salaries increase from approximately $120,500 to $360,000.

(g) Gives effect to reduced interest expense of $1.3 million on the unaudited pro forma condensed combined statement of operations for 2003 related to actual interest paid to Bison during the period of July 2003 to December 2003 in the amount of $1.0 million and actual amortization expense of prepaid interest costs related to the Bison loan in the amount of $0.8 million offset by increased interest expense related to the BRC loan of $13.0 million (see note (e)) at an interest rate of 3.7% per annum in the amount of approximately $0.5 million and the amortization of the fair value adjustment of the Ministry of Industry loans in the amount of approximately $15,000, respectively. A pro forma adjustment to reduce interest income is recognized in the amount of $73,000 related to the reduced cash holdings of BRC during 2003 following the advance to IMPCO in the form of an intercompany loan an amount totaling $13.0 million. The following table sets forth the pro forma adjustments for 2003 (in thousands of U.S. dollars):

Fiscal Year Ended December 31, 2003	Amount (000’s)
Interest expense during 2003 related to the Bison loan recognized as a pro forma reduction of interest expense:
Interest paid to Bison	$(1,044)
Amortization of loan discount	(233)
Amortization of stock warrants issued	(290)
Amortization of debt issuance costs	(257)	$(1,824)

Interest expense related to the BRC $13.0 million loan recognized as an increase to interest expense in 2003		481
Interest expense related to the amortization of the fair value adjustment of the Italian Ministry of Industry loans in 2003		15

Pro forma interest expense adjustment		$(1,328)

Pro forma interest income adjustment during 2003 reflecting reduced interest income due to $13.0 million in cash reserves loaned to IMPCO at the time of acquisition		$73

(h) Gives effect to $0.9 million of reduced equity share in loss of unconsolidated affiliate on the unaudited pro forma condensed combined statement of operations for 2003. This adjustment consists of

IMPCO’s 50% share in the actual losses of BRC in the amount of $544,000 recognized on the 2003 statement of operations of IMPCO for the period of July 2003 through December 2003. The pro forma adjustment also reflects the reduction of the actual amortization expense recorded from July 2003 to December 2003 in the amount of $318,000 in relation to the amortization of the cost differentials for property, plant and equipment and the subsidized interest rates related to the Ministry of Industry loans.

(i) Gives effect to additional shares outstanding during 2003 in the amount of 9.1 million shares resulting from the issuance of approximately 5.1 million shares to the sellers of the remaining 50% in BRC and approximately 4.0 million shares issued in connection with this offering.

(j) Gives effect to $591,000 and $342,000 of depreciation expense related to the cost differential between the acquired book value of property, plant and equipment for BRC of approximately $4.6 million and its appraised value of approximately $12.5 million and the effect on operating expense for the increased salaries during the nine months ended September 30, 2004 for Mariano and Pier Antonio Costamagna, respectively. A remaining useful life of 10 years is used to amortize the gross fair value adjustment of approximately $7.9 million for the fixed asset adjustment and the employment agreements that take effect immediately following the acquisition, Messrs. Costamagna salaries increase from approximately $120,500 to $360,000.

(k) Gives effect to $3.3 million of reduced interest expense on the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2004 related to actual interest paid to Bison in the amount of $1.7 million, actual amortization expense of prepaid interest costs related to the Bison loan in the amount of $1.4 million and PIK interest totaling $0.6 million in connection to loan defaults that occurred in 2003 offset by increased interest expense related to the BRC loan of $13.0 million (see note (e)) at an interest rate of 3.7% per annum in the amount of approximately $0.4 million and the amortization of the fair value adjustment of the Italian Ministry of Industry loans in the amount of approximately $11,000, respectively. A pro forma adjustment to reduce interest income is recognized in the amount of $65,000 related to the reduced cash holdings of BRC during 2004 following the advance to IMPCO in the form of an intercompany loan an amount totaling $13.0 million. The following table sets forth the pro forma adjustments for the nine months ended September 30, 2004 (in thousands of U.S. dollars):

Nine Months Ended September 30, 2004	Amount (000’s)
Interest expense during 2004 related to the Bison loan recognized as a pro forma reduction of interest expense:
Interest paid to Bison	$(1,688)
PIK interest resulting from covenant default	(625)
Amortization of loan discount	(422)
Amortization of stock warrants issued	(479)
Amortization of debt issuance costs	(449)	$(3,663)

Interest expense related to the BRC $13.0 million loan recognized as an increase to interest expense in 2004		361
Interest expense related to the amortization of the fair value adjustment of the Italian Ministry of Industry loans in 2004		11

Pro forma interest expense adjustment		$(3,291)

Pro forma interest income adjustment during 2004 reflecting reduced interest income due to $13.0 million in cash reserves loaned to IMPCO at the time of acquisition		$65

(l) Gives effect to $0.9 million of increased equity share in income of unconsolidated affiliate on the unaudited pro forma condensed combined statement of operations for 2003. This adjustment consists of IMPCO’s 50% share in the actual income of BRC in the amount of $1,177,000 recognized on the statement of operations of IMPCO for the nine months ended September 30, 2004. The pro forma adjustment also reflects the reduction of the actual amortization expense recorded during the same period of 2004 in the amount of $270,000 in relation to the amortization of the cost differentials for property, plant and equipment and the subsidized interest rates related to the Ministry of Industry loans.

(m) Gives effect to additional income tax expense in the amount of approximately $0.1 million and $1.0 million on the pro forma statements of operations for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. For the fiscal year ended 2003, the $0.1 million pro forma adjustment is based on a 40% effective tax rate applied to a loss of $10,000 before equity share in unconsolidated affiliates and the effect of the depreciation adjustment of $327,000. The approximate $1.0 million pro forma adjustment is based on a 40% effective tax rate applied to the total of income before equity share in income of unconsolidated income of $2.4 million and the pro forma adjustment for the amortization expense of $270,000 included as part of the equity share in unconsolidated affiliates in connection with the amortization of the costs differentials for property, plant and equipment and the subsidized loans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial information for the fiscal years ended April 30, 1999, 2000, 2001 and 2002, the eight months ended December 31, 2002 and the fiscal year ended December 31, 2003 is derived from our audited consolidated financial statements. The financial information as of and for the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	Fiscal Year Ended April 30,				Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	1999	2000	2001	2002			2003	2004
	(in thousands except per share data)
Statement of Operations:
Revenue	$62,358	$90,475	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146
Cost and expenses:
Cost of sales	36,832	54,718	49,499	44,542	33,071	51,780	38,247	66,874
Research and development expense	2,710	2,620	5,870	5,856	2,635	3,803	2,693	3,190
Selling, general and administrative	12,420	17,849	18,562	19,676	11,922	19,638	13,036	13,279

Operating income (loss)	10,396	15,289	6,610	(2,399)	(1,207)	(481)	2,605	7,803
Interest expense	1,213	1,524	1,088	1,164	995	4,039	2,808	4,163
Interest income	43	82	1,309	236	112	–	–	–
Gain on sale of subsidiary(1)	2,169	–	–	–	–	–	–	–
Income (loss) from continuing operations (net of tax)(4)	9,161	10,033	3,674	(2,220)	(25,279)	(6,900)	(970)	2,006
Loss on discontinued operation (net of tax)	(2,830)	(6,968)	(16,777)	(25,016)	(3,115)	–	–	–
Net income (loss)	6,311	3,065	(13,103)	(27,237)	(28,394)	(6,900)	(970)	2,006

Dividends on preferred stock	531	–	–	–
Net income (loss) applicable to common stock	$5,800	$3,065	$(13,103)	$(27,237)	$(28,394)	$(6,900)	$(970)	$2,006
Net income (loss) per share(1)(2):
Basic:
Income (loss) from continuing operations	$1.26	$1.18	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.11
Loss from discontinued operation	$(0.39)	$(0.82)	$(1.69)	$(2.25)	$(0.22)	$–	$–	$–
Net income (loss)	$0.80	$0.36	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11
Diluted:
Income (loss) from continuing operations	$1.03	$1.09	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.10
Loss from discontinued operations	$(0.32)	$(0.76)	$(1.52)	$(2.25)	$(0.22)	$–	$–	$–
Net income (loss)	$0.71	$0.33	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10
Number of shares used in per share computation(2)(3):
Basic	7,293	8,489	9,935	11,098	14,376	16,643	16,443	18,595
Diluted	8,976	9,232	11,049	11,098	14,376	16,643	16,443	19,704

Balance Sheet Data:
Total current assets	$52,120	$73,385	$79,636	$61,825	$35,243	$44,129	$38,566	$52,983
Total assets	73,562	95,016	120,763	123,449	75,978	101,136	94,673	109,889
Total current liabilities	16,892	23,756	28,089	33,110	24,038	21,990	21,470	27,839
Long-term obligations	13,894	23,344	7,998	5,393	101	19,195	18,026	20,462
Stockholders’ equity	41,449	45,379	82,631	82,678	49,622	57,129	52,483	58,950

(1)	Represents gain on the sale of 49% interest in IMPCO BV by BERU Aktiengesellschaft during fiscal 1999. We recorded a pre-tax gain of $2.2 million and an after-tax gain of $1.8 million or $0.20 per share.
(2)	During fiscal year 1999, all of our preferred stock was converted to common stock and the diluted earnings per share was calculated as though the conversion occurred at the beginning of the year.
(3)	See Note 1 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 incorporated by reference for an explanation of the method used to determine the number of shares used to compute the net income per share.
(4)	Includes in the eight months ended December 31, 2002, a $24.0 million valuation allowance to establish a reserve for the deferred tax assets that are recoverable within three years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management’s expectations both for our own business and for the business of BRC. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performances or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management’s actions to vary, and the results of these variances may be both material and adverse. A list of the known material factors that may cause our results to vary, or may cause management to deviate from its current plans and expectations, is included in the section above entitled “Risk Factors.” The following discussion should also be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

Overview

We design, manufacture and supply components, complete certified engine systems and fuel systems on a global basis that include fuel metering, electronic control and fuel storage products that enable internal combustion engines to run on clean burning alternative fuels such as propane and natural gas instead of gasoline. Alternative fuel technology is used to reduce fuel costs, to reduce harmful emissions from internal combustion engines, and to lessen dependence on crude oil. Based on more than 46 years of technology development and expertise in producing cost-effective, safe and durable alternative gaseous fuel technology systems for engines, we believe that we are positioned to provide enabling products and technologies in the rapidly expanding alternative fuel industry through our global network of over 400 distributors and dealers and 100 original equipment manufacturers in 55 countries.

We classify our business into two business segments: U.S. Operations and International Operations. Our U.S. Operations sell products, including complete certified engines, parts and conversion systems, for applications in the transportation, material handling, stationary and portable power generator and general industrial markets. Our International Operations in Australia, Europe, India, Japan, China and Mexico provide distribution for our products, predominantly from U.S. Operations and some product assembly on engines.

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. We provide for returns and allowances as circumstances and facts require.

Net income for the nine months ended September 30, 2004 increased by approximately $3.0 million to $2.0 million from a loss of $1.0 million for the same period of 2003. Net income for the quarter ended September 30, 2004 was $505,000, an increase of $1.7 million from the $1.2 million loss we experienced in the third quarter of 2003. We attribute the increase in income to revenue from deliveries of our certified complete engine systems in response to new federal regulations requiring that certain “off-road” vehicles meet new and more stringent emissions standards. We expect revenue in 2004 to continue to grow over the comparable 2003 period, but at a more moderate pace, as our customers and distributors’ inventories are filled. Such higher revenue in 2004 is not unique to us, but affects the entire industry segment.

For the fiscal year ended December 31, 2003, we recorded a net loss of $6.9 million on revenues of $74.7 million. The $6.9 million net loss represented an improvement of $29.7 million over the unaudited twelve-month period ended December 31, 2002, when we recorded a net loss of $36.6 million. Information for the period ended December 31, 2002 is presented solely for purposes of comparison owing to the change of our fiscal year; these data are derived from our unaudited financial statements for the four-month period ended April 30, 2002 and our audited financial statements for the eight month transition period ended December 31, 2002.

Recent Developments

BRC Acquisition

On October 25, 2004, we announced plans to acquire the remaining 50% of the equity interest in BRC from the BRC founders. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. As of October 22, 2004, the date of the BRC acquisition agreement, the value of that consideration was approximately $37.6 million. Based on the last reported sale price of our common stock as of January 31, 2005, the value of the consideration to be received by the founders was approximately $39.8 million. A substantial part of the proceeds of this offering are intended to be used to fund the $10.0 million cash portion of the purchase price in that acquisition; the remainder of the proceeds will be used to pay offering and acquisition expenses and to assist in retiring our outstanding debt.

We have recently repaid in full our senior subordinated promissory note issued to Bison on July 18, 2003. As a result, we paid a prepayment premium of approximately $1.0 million. In addition, as a result of our prepayment we are required under generally accepted accounting principles to take a charge to income representing the amount of the unamortized portion of the original issue discount and the unamortized issuance costs, which currently approximates $2.1 million and $3.5 million, respectively. We recognized these charges in the fourth quarter of 2004.

The cash used to retire the Bison debt came from the proceeds of a loan to us from MTM in the amount of approximately $22.0 million. Pursuant to the MTM loan agreement, we borrowed $22.0 million from MTM at a rate equal to 3-month EURIBOR plus 1.5% per annum, provided that the rate will increase to 3.5% above 3-month EURIBOR after and during the continuance of a default under the Loan Agreement and to 6.5% above 3-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. At December 31, 2004, the applicable interest rate on this loan was approximately 3.7% per annum. The loan will be repaid in quarterly installments beginning on April 1, 2005, each in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with any remaining unpaid principal and interest to be repaid upon maturity.

The MTM loan agreement also provides for automatic acceleration of the loan in case of a default due to nonpayment for more than 15 days after the date any such payment is due, or due to the termination of Mariano Costamagna as our Chief Executive Officer for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or a material breach by us of his employment agreement. In addition, the MTM loan agreement provides for acceleration of the loan upon notice from MTM in case of any other default under the agreement. The MTM loan agreement contains restrictive covenants limiting our ability to: (a) incur additional indebtedness other than unsecured trade credit, capital leases and additional indebtedness pursuant to the senior credit facility with LaSalle; (b) merge, consolidate or sell our assets; (c) purchase, retire or redeem our capital stock; and (d) make capital expenditures in excess of $2.5 million in any fiscal year.

We believe that the BRC acquisition and the retirement of the Bison debt and its replacement with the MTM loan will be highly beneficial to us in a number of ways, including increasing our product development, sales and marketing, and manufacturing capabilities, and because of the savings we expect to realize in interest expense. Such savings in interest expense are expected to be approximately $4.0 million per year on a consolidated basis when comparing the reduction in principal amount and interest rate from $20.0 million at 18.25% under the Bison debt to $10.0 million at 3-month EURIBOR plus 1.5% per annum under the MTM loan agreement.

Management Transition

Effective January 1, 2005, Mariano Costamagna, the principal executive officer of BRC, became our new Chief Executive Officer, and Mr. Robert M. Stemmler, the Chairman of our Board of Directors, has resigned as our Chief Executive Officer and is now a full-time employee consultant with us. Mr. Stemmler remains Chairman of our board of directors. In addition to his duties as a consultant, Mr. Stemmler is to facilitate our management transition. Pursuant to the terms of Mr. Costamagna’s employment agreement, Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in our standard executive bonus plan. Pursuant to the employment agreement, if Mr. Costamagna’s employment is terminated due to death, disability, by us other than for “cause,” or if he resigns for “good reason,” we are obligated to pay him severance equal to US$5.0 million (subject to certain limited reductions if he sells more than 20% of the aggregate amount of our stock he received, and is to receive, as consideration in connection with our acquisition of BRC). In addition, termination of Mr. Costamagna’s employment is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death), Mr. Costamagna or his estate may accelerate the MTM loan.

Mr. Stemmler’s consulting agreement provides that his base salary will remain at its current level of $360,000 per year, and he will continue to receive benefits that we make generally available to its executive employees, including medical insurance, life insurance, long-term disability insurance, paid vacation and sick leave, as well as a paid up annuity to provide lifetime medical insurance for Mr. Stemmler and his spouse. In addition, Mr. Stemmler will continue to be entitled to participate in our Section 401(k) defined contribution plan and deferred compensation plan. Mr. Stemmler’s consulting agreement also provides that if he is terminated for any reason other than his own resignation or for “cause” prior to January 1, 2006, we will be required to pay to Mr. Stemmler severance payments equal to one year’s compensation. In the event that he is similarly terminated between January 1, 2006 and June 30, 2006, the severance payments shall be equal to six months’ compensation.

The BRC acquisition has not been concluded, and we currently do not own a majority of the equity interest in BRC, nor do we account for its assets or results of operations as we would a subsidiary. As noted elsewhere in this prospectus supplement, there is no assurance that the acquisition will be consummated. Additional information about the proposed BRC’s business and the proposed acquisition is described in the section entitled “The BRC Acquisition.”

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped and when management is reasonably assured of collectibility.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. Our standard warranty period is 18 months from the date of manufacture. The warranty obligation on our certified engine products can vary from 3 to 5 years depending on the specific part and the actual hours of usage.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill

We operate wholly-owned and majority-owned subsidiaries. We record goodwill at the time of purchase for the amount of the purchase price over the fair values of the assets and liabilities acquired. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

Net Deferred Tax Asset

We recorded a net deferred tax asset, which we believe is more likely than not to be realized. Future adverse changes in market conditions, poor operating results or a decline in our projections about future profitability may affect our assessment of the adequacy of the reserve. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional valuation allowance would be recognized and charged to income in the period such a determination was made.

Results of Operations

Nine Month Periods Ended September 30, 2004 and 2003

General

Revenue and operating income for our business for the nine months ended September 30, 2003 and 2004 are as follows (in thousands of dollars):

	Nine Months Ended September 30,
Revenues	2003	2004
U.S. Operations	$39,155	$72,073
International Operations	28,411	29,074
Intersegment Elimination	(10,985)	(10,001)

Total	$56,581	$91,146

	Nine Months Ended September 30,
Operating Income	2003	2004
U.S. Operations	$4,714	$10,042
International Operations	2,515	3,241
Corporate Expenses(1)	(4,600)	(5,293)
Intersegment Elimination	(24)	(187)

Total	$2,605	$7,803

(1)	Represents corporate expense not allocated to any of the operating segments.

Revenue for the nine months ended September 30, 2004 increased $34.6 million, or 61.1%, to $91.1 million from $56.6 million for the nine months ended September 30, 2003. This increase is attributed to the new deliveries in the US of the spectrum product line, including certified engine packages, that began in the fourth quarter of 2003 in response to new federal regulations, effective January 1, 2004, requiring that certain “off-road” vehicles and industrial applications meet more stringent exhaust emissions standards. We expect revenues in 2004 to continue to grow over the comparable 2003 period, but at a more moderate pace, as inventories of the new products are filled. Such higher revenue is not unique to us, but affects the entire industry segment.

Operating income increased during the nine months ended September 30, 2004 by approximately $5.2 million, or 199.2%, from a $2.6 million profit in the first nine months of 2003 to $7.8 million profit in the first nine months of 2004. The increase in operating income was associated primarily with an increase in gross margin of $6.0 million attributable primarily to the revenue increase of $34.6 million offset by a $0.8 million increase in operating expenses. The increase in operating expense is attributable to the introduction of Sarbanes-Oxley compliance costs during 2004 of approximately $0.2 million, higher outside service costs, travel and depreciation expenses.

U.S. Operations

For the nine months ended September 30, 2004, revenue increased by approximately $32.9 million, or 84.1%, to $72.1 million, as compared to the same period in the prior year. The increase in sales during the nine months ended September 30, 2004 was due primarily to a $34.3 million increase in the industrial market offset by $1.4 million decrease in the transportation market. This increase in sales activity is attributed to the launch of the Spectrum certified engine product line in the fourth quarter of 2003.

For the nine months ended September 30, 2004, operating income increased by more than $5.3 million, or 113.0%, as compared to the same period in the prior fiscal year. The increase of $5.3 million was mainly due to approximately $8.2 million of additional profit resulting from additional revenues of $32.9 million partially offset by an unfavorable change in product mix of $2.6 million and an increase in operating expenses of $0.3 million.

International Operations

For the nine months ended September 30, 2004, revenue for our international operations segment increased by approximately $0.7 million, or 2.3%, as compared to the same period in the prior year to $29.1 million. The increase in sales during the third quarter of 2004 reflects a $3.7 million increase in revenue from sales of our industrial products and services offset by a $1.8 million revenue decline revenue from sales of our transportation products and services. Revenue performance in the European industrial market was stronger than expected and the transportation segment in Mexico was less than expected. In Mexico, sales during this fiscal year have declined as our major distributors have delayed purchases of product until economic conditions improve and existing inventories are reduced.

For the nine months ended September 30, 2004, operating income increased by more than $0.7 million, or 28.8%, as compared to the same period in the prior fiscal year. The increase of $0.7 million was due primarily to approximately $0.2 million of additional profit resulting from additional revenues of $0.7 million, additional profit of $0.4 million due to a favorable change in product mix, and reduced operating expenses of approximately $0.1 million.

Corporate Expense

Corporate expenses consist of general and administrative expenses at the corporate level to support our operating segments in areas such as executive management, finance, human resources, management information systems, legal services and investor relations. For the nine months ended September 30, 2004, corporate expenses were $5.3 million or $0.7 million greater than expenses recorded during the corresponding period of the prior year. Higher operating expenses included higher depreciation expense in connection with recently implemented information systems, additional travel and outside services related to the implementation of Sarbanes-Oxley Act of 2002.

Interest Expense, Net

Net interest expense for the nine months ended September 30, 2004 was $4.2 million, which is $1.4 million greater than net interest expense recorded in the corresponding period of 2003. These increases are attributed to the increase of our interest bearing debt from approximately $15.6 million at June 30, 2003 to approximately $29.5 million at September 30, 2004. In July 2003, we replaced the Bank of America debt with the LaSalle senior debt of $12.0 million and the subordinated Bison debt of $20.0 million. Interest costs for the first nine months of 2004 for the Bison and the LaSalle loans were approximately $3.7 million and $0.5 million, respectively. At September 30, 2004, applicable interest rates on these loans are 17.25% on the Bison subordinated debt and 5.50% on the LaSalle credit facility. See “Recent Developments” for more information regarding the prepayment of the Bison debt and its effect on our interest expense going forward.

Equity Share in Income from Unconsolidated Affiliates

On July 22, 2003, we completed the 50% acquisition of BRC and we use the equity method of accounting to report our share of the unconsolidated results of BRC into our consolidated financial results. We recognized an income of approximately $1.2 million during the nine months ended September 30, 2004 from our 50% equity interest in BRC. In addition, we recognized amortization expense during nine month period ended September 30, 2004 of approximately $0.3 million associated with our share of the excess of the fair value of the assets acquired and liabilities assumed over the carrying value of BRC at the time of our acquisition of BRC according to the purchase method of accounting for business combinations.

Provision for Income Taxes

During 2002, we established a $24.0 million valuation allowance for deferred taxes on the basis that we believed that it is more likely than not that a portion of our deferred tax asset will not be utilized over the next three years. During 2003, we increased the valuation allowance to $26.5 million and recognized no tax benefit for the pretax losses for the domestic business. During the nine months ended September 30, 2004, we have made no adjustments to the valuation allowance for deferred taxes. For the nine month period ended September 30, 2004, a consolidated tax provision of approximately $1.5 million was recognized resulting in an effective tax rate of 41%. During the nine months ended September 30, 2004, deferred tax provisions totaling $0.4 million were recognized that resulted in the reduction of deferred tax assets by the same amount. During the third quarter of 2004, an adjustment in the amount of $0.2 million was recorded to correct an overstatement of deferred tax assets and other accrued expenses on the consolidated balance sheet.

Twelve Month Periods Ended December 31, 2003 and 2002

Unless otherwise noted, comparisons for fiscal 2003 are to the unaudited 12 month period ended December 31, 2002.

In November 2002, we changed our fiscal year-end from April 30 to December 31. The basis of comparison for the discussion that follows for the fiscal year ended December 31, 2003 consists of the eight months ended December 31, 2002, the three months ended April 30, 2002 and the month ended January 31, 2002. We have provided summary of the consolidated statement of operations for 2002 (in thousands of dollars):

	Month Ended January 31, 2002	Three Months Ended April 30, 2002	Eight Months Ended December 31, 2002	Year Ended December 31, 2002
Revenue	$5,236	$16,733	$46,421	$68,390
Costs and expenses	5,671	17,804	47,628	71,103

Operating loss	(435)	(1,071)	(1,207)	(2,713)
Interest expense, net	75	33	883	991
Loss from continuing operations, net of tax	(153)	(899)	(25,279)	(26,331)
Loss on discontinued operations	(2,380)	(4,757)	(3,115)	(10,252)

Net loss	$(2,533)	$(5,656)	$(28,394)	$(36,583)

Revenue increased $6.3 million, or 9.3%, to $74.7 million in the fiscal year ended December 31, 2003 from $68.4 million for the twelve months ended December 31, 2002. The annual revenue increase was due to a $7.6 million increase in sales to the industrial market partially offset by a $1.3 million decline in net sales to the transportation market. The increase in the industrial market was due primarily to the continued economic recovery affecting the industrial markets in the United States and in Europe since the downturn that followed the events of September 11, 2001.

Revenue and operating income for our reporting segments for the fiscal year ended December 31, 2003 as compared to the 12 month period ended December 31, 2002 are as follows (in thousands of dollars):

	Revenues		Operating Income/ (Loss)
	Twelve Months Ended December 31,		Twelve Months Ended December 31,
	2002	2003	2002	2003
U.S. Operations	$49,339	$51,951	$2,210	$4,549
International Operations	35,855	36,107	220	1,589
Corporate Expenses(1)	–	–	(4,603)	(6,992)
Intersegment Elimination	(16,804)	(13,318)	(540)	373

Total	$68,390	$74,740	$(2,713)	$(481)

(1)	Represents corporate expense not allocated to any of the operating segments.

The following table sets forth our product revenues (in thousands of dollars) by application across all reporting segments for the 12 month period ended December 31, 2003 and the corresponding period of 2002:

	Revenues
	Twelve Months Ended December 31,
	2002	2003
Industrial	$37,365	$45,217
Transportation	$31,025	$29,523

Total	$68,390	$74,740

During the twelve month periods ended December 31, 2003 and 2002, our revenue was generated in the following geographic regions:

	Twelve Months Ended December 31,
	2002	2003
United States and Canada	43.3%	42.9%
Asia & Pacific Rim	10.0%	12.3%
Europe	23.7%	29.1%
Latin America	23.0%	15.7%

Operating loss decreased by $2.2 million, or 82%, from a loss of $2.7 million in 2002 to a loss of $0.5 million in 2003. This decrease in operating loss is the result of increased revenues of approximately $6.3 million, which contributed $1.8 million in additional operating income; a 2% higher gross margin percentage as compared to 2002, which contributed $1.2 million; partially offset by increased operating expenses of approximately $0.8 million.

U.S. Operations

Revenue from U.S. operations increased $2.6 million, or 5.3%, to $52.0 million in the twelve months ended December 31, 2003 from revenue of $49.3 million in the same period in 2002. The increase in sales during 2003 is due primarily to a $5.5 million increase in revenue for the industrial market offset by a $2.9 million decline in revenue for the transportation market.

For 2003, operating income increased by $2.3 million, or 105.8%, as compared to the same period in 2002. The increase in operating income was due to an increase in profit of $0.1 million and a decrease in operating expenses of $2.2 million. Significant cost reductions occurred in sales and marketing and the research functions since the third quarter of 2002 following the Quantum spin-off.

International Operations

For the fiscal year ended December 31, 2003, revenue increased by approximately $0.2 million to $36.1 million, compared to $35.9 million reported for the same period in the prior calendar year. The growth in revenue was due primarily to a 30% increase in revenues from our European and Asian subsidiaries offset by a reduction of 32% in revenue from our Mexican subsidiary. By market segment, the increase in sales during 2003 as compared to 2002 was caused primarily by a $2.9 million increase in revenue from the industrial market offset by a $2.7 million decline in revenue from the transportation market. Foreign currency fluctuations had the effect of increasing revenue in U.S. dollars by approximately $2.2 million.

During 2003, operating income from international operations increased by approximately $1.4 million, or 62.2%, as compared to 2002. The increase in operating profit was due to the increase in gross profit of $2.6 million offset by increases in operating expenses of $1.2 million. The increase in operating expenses was associated partly with amounts recognized as bad debt expense in our Mexican subsidiary for $0.5 million and higher expenses in our European subsidiaries related to the weakening of the dollar against the euro throughout 2003. During 2003, we recognized $0.5 million in higher bad debt expense in Mexico primarily due to the write-off of another receivable of $0.4 million which we believe to be substantially uncollectible.

Corporate Expenses

Corporate expenses for 2003 were approximately $2.4 million more than the corresponding period of 2002 and are attributable to higher insurance premiums, higher depreciation expense for installation of new information systems, higher legal, investment banking and accounting expenses associated with LaSalle credit facility and the Bison note to refinance the Bank of America debt, higher consulting fees and outside services, and reduced recoveries of corporate overhead in 2003 to Quantum and the foreign affiliates.

Interest Expense, Net

Net interest expense for 2003 was approximately $4.0 million compared to $1.0 million for 2002 due primarily to the carrying value of our debt increasing from $14.3 million at December 31, 2002 to $23.7 million at December 31, 2003. In July 2003, we entered into lending agreements with Bison and LaSalle for $20.0 million and $12.0 million, respectively, for the primary purposes of repaying the Bank of America debt and financing the deferred portion of the BRC 50% acquisition of $7.0 million. The interest rates for Bison and LaSalle were an effective interest rate of 15.9% and a variable interest rate equal to LaSalle Bank’s prime plus 1%, respectively. As of December 31, 2003, the amount borrowed under the LaSalle line was approximately $5.2 million and the interest expense recognized in the statement of operations for the year ended December 31, 2003 was $0.2 million, which included $77,000 in amortization expense related to debt issuance costs of approximately $0.3 million. Under the Bison loan agreement interest expense was approximately $1.8 million of which $0.8 million was attributed to the amortization of $2.2 million in deferred debt issuance costs, $2.6 million associated with the fair value of 500,000 warrants issued in connection with the note, and the $2.7 million loan discount associated with the difference between the $20.0 million loan amount and the actual net proceeds of $17.3 million. During 2003, we also incurred interest expense in connection with several bridge loans totaling approximately $4.1 million that were repaid completely by December 2003. Interest expense for the bridge loans included cash payments of approximately $0.5 million and amortization expense of $0.7 million associated with warrants issued to the holders of the bridge loans. Interest expense in the amount of approximately $0.7 million was recognized during 2003 for the Bank of American terms loans and lines of credit, all of which were repaid in July 2003.

Provision for Income Taxes

During 2002, we established a $24.0 million valuation allowance for deferred tax assets on the basis that we believed that it is more likely than not that a portion of our deferred tax asset will not be realized and established a valuation allowance for those assets that are not likely to be utilized in the next three years, notwithstanding that some of these may have longer lives under applicable tax laws. During 2003, we increased by approximately $2.5 million the valuation allowance to $26.5 million on the basis that the increase in deferred tax asset and related net operating losses from the domestic pre-tax loss in 2003 of $6.1 million would more likely than not be unrecoverable over the next three years. The effect of the increase in the valuation allowance was that no income tax benefit was recognized for domestic tax purposes during 2003. Federal net operating loss carryforwards of $72.0 million will begin to expire in 2021. We have federal and state research and development credit carryforwards aggregating approximately $9.7 million. Federal research and development credits totaling $5.1 million will begin to expire in 2009. State research and development credits of $4.6 million have no expiration. As of December 31, 2003, the deferred tax asset, net of the $26.5 million reserve, was $9.8 million. The income tax expense of $0.7 million during 2003 was attributed to our international operations, which had a pre-tax income of approximately $1.6 million. In the event that we determine that it is more likely than not that we would be unable to realize an additional portion of our net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be charged to income in the period such determination was made.

Equity Share of Income (Loss) from Unconsolidated Affiliates

We recognized a $1.1 million expense before tax corresponding to our equity share of the losses from unconsolidated affiliates primarily due to our 50% ownership in BRC for the period of July 22, 2003 to December 31, 2003. Our share of the BRC loss was approximately $0.5 million. The BRC loss was attributed to reduced revenues of €2.6 million ($3.0 million) and reduced operating income of €2.1 million ($2.4 million) for the twelve months ended December 31, 2003 compared to the corresponding period of 2002. Foreign exchange transaction loss totaled €0.3 million ($0.3 million) during the fourth quarter of 2003 due to the continued strengthening of the euro relative to other currencies in which BRC settled transactions. In accordance with the equity method of accounting for business combinations, we recognized amortization expense of $0.3 million for the difference between the book value and the fair value of our share of the net assets acquired. This amortization expense will continue to be recognized until 2008 at an annual rate of approximately $0.7 million.

Discontinued Operation

We completed the spin-off of our former Quantum subsidiary on July 23, 2002 by making a dividend of one share of Quantum common stock to each record holder of each of our shares as of that date. We did not recognize any activity during 2003 related to the discontinued operation. The loss from discontinued operation during the twelve months ended December 31, 2002 was $10.3 million.

Liquidity and Capital Resources

Our ongoing operations are funded by cash generated from operations, debt financings and sales of our equity securities. In addition, these sources of cash provide for capital expenditures and research and development, as well as to invest in and operate our existing operations and prospective new lines of business.

At September 30, 2004, our cash and cash equivalents totaled approximately $6.7 million, compared to cash and cash equivalents of approximately $9.5 million at December 31, 2003.

We currently are party to two significant credit agreements:

•	an asset-based lending facility with LaSalle dated July 28, 2003, and amended as of March 12, 2004 and June 30, 2004. This revolving credit facility carries an interest rate equal to prime plus 1.0%, which amounted to 6.0% per annum as November 30, 2004, and has a borrowing limit equal to the total of 85% of our eligible accounts receivable plus the lesser of $6,000,000 or 60% of our eligible inventory as measured from time to time, subject to reasonable reserves established by LaSalle in its discretion, and carries a maximum borrowing limit of $12.0 million. This lender has a senior security interest in substantially all of our assets located in the United States. At September 30, 2004 our outstanding balance under this loan agreement was $9.7 million, and our maximum available borrowing amount based on eligible accounts receivable and eligible inventory as of that date was $11.8 million, which left actual available borrowing capacity of approximately $2.1 million as of that date. This loan matures on July 28, 2007.

•

a loan agreement with MTM pursuant to which we may borrow approximately $22.0 million from MTM. The proceeds of the loan were used to retire approximately $22.0 million of our indebtedness under the Bison senior subordinated secured note, an amount that includes a prepayment premium and accrued but unpaid interest, which carried an annual interest rate of 18.25% as of November 30, 2004. The MTM loan will carry a rate equal to 1.5% above 3-month EURIBOR per annum, which was at approximately 3.7% as of December 31, 2004, provided that the rate will increase to 3.5% above 3-month EURIBOR after and during the continuance of a default under the loan agreement and to 6.5% above 3-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. The loan will be repaid in quarterly installments beginning on April 1, 2005, each in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with any remaining unpaid principal and interest to be repaid upon maturity. The loan agreement provides for automatic acceleration of the MTM loan in case of a default due to nonpayment for more than 15 days after the date due or due to the termination of Mariano Costamagna as our Chief Executive Officer or a material breach of his employment agreement. The loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the agreement. The loan agreement contains restrictive covenants limiting our ability to: terminate Mariano Costamagna as our Chief Executive Officer, with certain exceptions for termination upon Mr. Costamagna’s death, incur additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle); merge, consolidate or sell our assets; purchase, retire or redeem our capital stock; and make capital expenditures in excess of $2.5 million in any fiscal year.

At December 31, 2003, March 31, 2004, and from April 30, 2004 through June 30, 2004, we were in default on the LaSalle loan for not meeting certain financial measurement covenants at each of these dates. We paid LaSalle amendment fees in aggregate of $85,000 and obtained waivers of these events of covenant noncompliance at December 31, 2003, May 7, 2004 and at June 30, 2004. We are currently paying a rate of interest at prime plus 1%, which at November 30, 2004 was equal to 6.0%. In October 2004, we concluded negotiations with LaSalle and executed an agreement, effective June 30, 2004, which revised the financial covenants to be more consistent with our business projections through the end of the term of the loan in 2006. As of December 31, 2004, we are in compliance with the terms and conditions of the loan agreement, as amended.

During June 2004, our Mexican subsidiary utilized an existing factoring agreement, with recourse, with Heller Financial in which we received proceeds of approximately $0.9 million. We accounted for this transaction as a secured financing agreement in which we are obligated to repay Heller Financial $0.9 million plus accrued interest by October 2004 in the event that the factored receivables are not settled. As of September 30, 2004, we owed approximately $0.3 million under this factoring agreement. During October 2004, we settled the remaining balance in full.

Our ratio of current assets to current liabilities was 1.9:1.0 at September 30, 2004 and 2.0:1.0 at December 31, 2003. At September 30, 2004, our total working capital had increased by $3.0 million to $25.1 million from $22.1 million at December 31, 2003. Changes in current assets consist primarily of a $13.0 million increase in accounts receivable associated with the $34.6 million increase in revenue for the first nine months of 2004 over the same period of 2003 offset by a decline of $2.7 million in cash. Changes in current liabilities consist of increases in accounts payable and lines of credit of $1.2 million and $4.7 million, respectively.

Net cash used by operating activities for the nine months ended September 30, 2004 was $6.5 million, compared to $1.2 million provided by operations for the nine months ended September 30, 2003. The cash flow used by operating activities for the nine months ended September 30, 2004 of $6.5 million resulted primarily from net income of $2.0 million, adjusted for non-cash charges against income for depreciation and amortization of $3.2 million and the non-cash effect of the capitalized interest expense related to the Bison loan of $0.6 million, offset by minority interests in consolidated earnings of subsidiaries of $0.2 million and by our share in income of unconsolidated affiliates of $1.1 million. Changes in working capital that positively affected cash flows were an increase of accounts payable of $1.1 million, a decrease in inventories of $1.0 million, a decrease in deferred income tax of $0.5 million and an increase in accrued expenses of $0.3 million, offset entirely by negative cash flows of $13.2 million and $0.8 million associated with increases of accounts receivable and other assets, respectively. For the nine months ended September 30, 2003, cash provided by operating activities was $1.2 million consisting of net loss of $1.0 million, adjusted favorably for non-cash charges for minority interest in consolidated subsidiaries of $0.5 million, depreciation expense of $2.5 million and share in equity of unconsolidated affiliate of $0.3 million. Working capital changes that negatively affected cash were increases in deferred income taxes, accounts receivable and other assets totaling $7.4 million offset largely by positive effects on cash flow totaling $6.2 million for increases in accounts payable and accrued expenses, offset by decreases in inventory.

Net cash used in investing activities in the nine months ended September 30, 2004 was $1.3 million, a decrease of $12.6 million from the nine months ended September 30, 2003. During the first nine months of 2003, we invested $12.2 million in the BRC acquisition and $1.7 million in the purchase of capital equipment. During the first nine months of 2004, we invested $1.1 million in the purchase of equipment.

Net cash provided by financing activities for the nine months ended September 30, 2004 was $5.5 million or a decrease of $7.1 million from $12.6 million used in financing activities in the nine months ended September 30, 2003. This increase was due primarily to the $4.5 million increase in borrowings under the LaSalle and Heller lines of credit and proceeds of $0.2 million from the exercise of stock options. During the same period of 2003, cash provided by financing activities totaling $12.6 million consisted primarily of the proceeds from the Bison loan made in July 2003 of $17.3 million, net proceeds from bridge loans totaling $2.1 million partially offset by $7.0 million in payments made to Bank of America to settle outstanding amounts under a loan agreement that was settled in July 2003.

For the nine months ended September 30, 2004, net cash decreased by $2.7 million after the adverse effect of translation adjustments of $0.5 million. For the nine months ended September 30, 2003, the net cash increased by $1.0 million after the effect of a favorable $1.1 million attributed to foreign currency translation adjustments.

Our subsidiary in the Netherlands has a €2.3 million credit facility with Fortis Bank. At September 30, 2004, there was no outstanding balance under this credit facility.

We believe that our existing capital resources together with revenue from continuing operations should be sufficient to fund operations for at least the next 12 months. This assumes continued compliance with the provisions of our outstanding indebtedness. Because we will need to generate an amount of income from operations in the first quarter of 2005 that is significantly in excess of the amount we project for the fourth quarter of 2004 in order to satisfy the financial covenants of the Lasalle loan of March 31, 2005, we cannot assure you that we will be in compliance with the Lasalle covenants at that date. In addition, we have recently received a loan from MTM in the amount of approximately $22.0 million. The MTM loan, in combination with this offering, will be sufficient to fund our acquisition of the remaining 50% equity interest in BRC without depending on cash from continuing operations or from our other credit arrangements.

For periods beyond 12 months, we may seek additional financing to fund future operations through future offerings of equity or debt securities or agreements with corporate partners and collaborators with respect to the development of our technologies and products, or to expand our business strategy to contemplate new technologies or products. We cannot assure you, however, that we will be able to obtain additional funds on acceptable terms, if at all.

Our cash requirements may vary materially from those now planned because of fluctuations in our sales volumes or margins or because of other factors identified in the section below entitled “Risk Factors.”

Contractual Obligations and Commitments

The following table contains supplemental information regarding total contractual obligations as of September 30, 2004. The capital lease obligations are undiscounted and represent total minimum lease payments.

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 Years
Revolving lines of credit	$9,943	$270	$9,673	$–	$–
Term loans payable(1)	20,625	–	20,625	–	–
Notes payable	438	–	438	–	–
Capital lease obligations	164	47	117	–	–
Operating lease obligations	5,216	1,422	1,217	1,002	1,575
Other and miscellaneous	2,639	1,287	1,249	103	–

Totals	$39,025	$3,026	$33,319	$1,105	$1,575

(1)	Subsequent to September 30, 2004, we paid off the Bison note in the amount of $22.0 million including a prepayment penalty of $1.0 million and accrued interest of $1.0 million. On December 23, 2004, we concluded the MTM loan in the amount of $22.0 million. Principal payments required during the time periods are as follows for the MTM loan: $22.0 million, $2.6 million, $5.8 million, $13.6 million, and $0.0 million for the respective periods. The corresponding totals are $40.4 million, $5.6 million, $18.5 million, $14.7 million, and $1.6 million.

Recent Accounting Pronouncements

FASB 123R, (revised December 2004), “Share-Based Payment” sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This statement will require us to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this statement is effective for the first interim period beginning after June 15, 2005. We will adopt this statement in the second quarter of fiscal 2005 and we are evaluating this pronouncement’s effect on our financial position and net income.

FASB 151, “Inventory Costs” eliminates the “so abnormal” criterion in ARB 43 “Inventory Pricing”. This statement no longer permits a company to capitalize inventory costs on their balance sheets when the production defect rate varies significantly from the expected rate. The statement reduces the differences between U.S. and international accounting standards. This statement is effective for inventory cost incurred during annual periods beginning after June 15, 2005. We will adopt this statement in the second quarter of fiscal 2005. We do not believe that this pronouncement will have a material effect on our financial position and net income.

SELECTED CONSOLIDATED FINANCIAL DATA OF BRC

The following selected consolidated financial information as of and for the fiscal years ended December 31, 2001, 2002, and 2003 is derived from audited consolidated financial statements of BRC for the years ended December 31, 2001, 2002 and 2003. The consolidated financial information as of and for the fiscal years ended December 31, 1999 and 2000 and the nine months ended September 30, 2003 and 2004 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which BRC considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004. The financial data below should be read in conjunction with the respective financial statements of BRC and the notes thereto included in this prospectus supplement.

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Statement of Operations Data:
Revenue	€39,568	€68,675	€34,321	€34,685	€32,047	€25,039	€31,598
Cost and expenses:
Cost of materials	18,482	30,472	15,357	17,262	16,616	13,557	15,624
Cost of external services	6,217	12,295	6,365	6,185	6,082	5,036	5,406
Salaries, wages and employee benefits	5,355	9,086	8,186	7,809	7,814	5,581	6,457
Depreciation and amortization	1,063	2,161	1,384	1,058	1,084	766	891
Other operating expenses	207	379	834	394	617	274	133
Operating income (loss)	8,244	14,282	2,195	1,977	(166)	(175)	3,087
Interest expense	198	98	926	694	305	236	69
Interest income	35	176	40	37	92	86	70
Foreign exchange (gain) loss			1,048	1,948	299	(42)	50
Net income (loss)	€4,629	€8,505	€(522)	€(1,078)	€(1,029)	€(700)	€1,827

Balance Sheet Data:
Total current assets	€24,489	€34,660	€30,425	€27,321	€18,668	€21,423	€30,927
Total assets	€31,099	€44,715	€42,427	€33,042	€25,980	€28,920	€37,741
Total current liabilities	€19,243	€23,216	€15,736	€11,074	€4,908	€7,411	€14,711
Long-term obligations, less current portion	–	–	€4,617	€950	€976	€998	€771
Stockholders’ equity	€10,827	€20,197	€19,687	€18,766	€17,763	€18,122	€19,748

BRC’S MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is BRC’s management’s discussion and analysis of financial condition and results of operations, which is designed to provide a better understanding of significant trends related to BRC and it should be read in conjunction with BRC’s financial statements included in this prospectus supplement.

Overview

BRC Societá Responsabilitá Limitata is an Italian limited liability company headquartered in Cherasco, Italy. BRC was formed in 2001 and holds 100% of the equity interest of MTM, which has been in operation since 1977. BRC’s consolidated financial statements include the accounts of BRC, MTM, MTM’s wholly owned subsidiary BRC Argentina, S.A. and majority owned subsidiaries BRC Brasil, Ltda. and NG LOG Armazens Gerais Ltda. BRC also has a 50% interest in the joint ventures WMTM Equipamentos de Gases Ltda. of Brazil and in MTE and an 18.5% interest in Jehin Engineering Ltd. of Korea. BRC uses the equity method to report the results of these unconsolidated entities.

Prior to February 2001, MTM was owned directly by Mariano and Pier Antonio Costamagna. In February 2001, Mariano and Pier Antonio Costamagna incorporated BRC and contributed their shareholdings in MTM to BRC.

In February 2001, BRC acquired a 50% stake in MTE S.r.l. MTE supplies necessary electronic components for BRC’s fuel systems. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In October 2001, BRC’s Brazilian subsidiary, BRC Brasil Ltda., signed a joint venture agreement with White Martin Gases Industrais S.A., a Brazilian company and a subsidiary of Praxair, Inc., by which BRC and White Martin agreed to establish a joint venture for the development, manufacture and supply of fuel technology systems in the Brazilian market. Based on this agreement, the joint venture partners agreed to invest jointly up to a maximum investment of US$4.0 million in the first three years of operations. In May 2002, the joint venture partners established WMTM, owned 50% by each partner, and with an initial cash investment of €819,000. At the same time, the joint venture partners established a 50%-50% ownership in BRC Gas Equipment Ltda. (BRCGE) to assume the operating activities of BRC Brasil until WMTM became fully operational. In August 2003, BRCGE ceased operations and in September 2003 was merged into WMTM.

In March 2002, BRC acquired an 18.5% stake in Jehin Engineering Company Ltd., a Korean manufacturer of fuel technology systems, for €260,000. In accordance with the share purchase agreement, BRC was able to appoint a member of the Jehin Board of Directors. The investment has been accounted for using the equity method. The amount at which the investment is carried equals the amount of underlying equity in net assets.

BRC designs, manufactures and sells complete automotive and small vehicle systems that enable an internal combustion engine to run on alternative fuels such as propane or liquefied natural gas. BRC realizes most of its revenues from the sale of systems and components, which are incorporated into light duty applications, including motor vehicles. BRC sells products into the aftermarket through distributors in four countries. BRC also has agreements with automobile manufacturers, pursuant to which BRC manufactures engines for automobiles products by such manufacturers designed specifically to run on gaseous fuels.

Recent Developments

On July 22, 2003, Mariano and Pier Antonio Costamagna completed the sale of 50% of the equity interest in BRC to IMPCO.

On October 25, 2004, IMPCO announced its intention to acquire the remaining 50% of the ownership interests of BRC in exchange for a cash payment of €8.0 million and approximately 5.1 million shares of IMPCO common stock valued as of October 22, 2004 at approximately $27.6 million. In conjunction with the sale of 50% of BRC to IMPCO, BRC has borrowed approximately $13.0 million from Italian lenders provided to IMPCO an amount equal to approximately $22.0 million in exchange for an intercompany loan agreement. IMPCO has used the proceeds of this loan to prepay its Bison secured senior subordinated promissory note in the amount of approximately $22.0 million, including a prepayment penalty of $1.0 million and accrued interest of approximately $0.9 million. As part of the agreements with IMPCO to sell the remaining 50% of BRC and to loan approximately $22.0 million, Mariano and Pier Antonio Costamagna have entered into employment agreements with IMPCO beginning January 1, 2005 and continuing through May 31, 2009. Pursuant to these agreements, Mariano Costamagna has assumed the position of Chief Executive Officer of IMPCO effective as of January 1, 2005. Since June 2003, Mariano Costamagna has been a Director of IMPCO.

Critical Accounting Policies and Estimates

The discussion and analysis of BRC’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires BRC’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BRC evaluates its estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. BRC bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

BRC believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition

BRC recognizes revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. The costs of shipping and handling, when incurred, are recognized in the cost of goods sold.

BRC maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

BRC provides for the estimated cost of product warranties at the time revenue is recognized. While BRC engages in product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from BRC’s estimates, revisions to the estimated warranty liability may be required.

Inventory

BRC writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by BRC’s management, additional inventory write-downs may be required.

Net Deferred Tax Asset

BRC recorded a net deferred tax asset, which BRC believes is more likely than not to be realized. While BRC considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event BRC was to determine that BRC would not be able to realize all or part of its net deferred tax asset in the future, an additional valuation allowance would be recognized and charged to income in the period such a determination was made.

Results of Operations

Nine Month Periods Ended September 30, 2004 and 2003

Revenue for the nine months ended September 30, 2004 was €31.6 million, which represents €6.6 million, or 26.2%, greater revenue as compared to the same period in 2003. The increase in revenues was attributed primarily to an increase in product shipments during 2004 throughout Europe, particularly in Italy and Poland, as well as to India and China as compared to shipments into these geographic markets during the corresponding period of 2003. BRC believes that the increase in volume can also be attributed to increased demand in these regional markets resulting from relatively lower costs of gaseous fuels compared to liquid fuels due to the increase in gasoline prices in 2004.

Costs and expenses for the nine months ended September 30, 2004 were €28.5 million or €3.3 million greater than €25.2 million for costs and expense for the same period in 2003. The 13.1% increase in costs and expenses was due primarily to the 15.2% increase in direct materials used in sales from €13.6 million for the nine months ended September 30, 2003 to €15.6 million for the same period in 2004. Compensation costs and benefits increased 15.7% over the same period due largely to increased headcount and to annual salary adjustments.

Operating income for the nine months ended September 30, 2004 was €3.1 million or €3.3 million greater than operating loss of €0.2 million for the same period of 2003. The favorable change in operating income is due primarily to the €6.6 million increase in revenue offset by the €3.3 million increase in direct costs and operating expenses.

Fiscal Years Ended December 31, 2003 and 2002

Revenue for the year ended December 31, 2003 was €32.1 million, which represents €2.6 million, or 7.6%, decrease in revenue as compared to the same period in 2002. The decrease in revenues in 2003 was attributed to a €2.9 million decrease in product shipments from BRC’s consolidated subsidiary in Brazil. Sales through these unconsolidated subsidiaries were approximately €4.5 million in 2003.

Costs and expenses for the year ended December 31, 2003 were €32.2 million or €0.5 million less than €32.7 million for costs and expense for the same period in 2002. The 1.5% decrease in costs and expenses was due primarily to a 3.7% decrease in direct materials used in sales from €17.3 million for the year ended December 31, 2002 to €16.6 million for the same period in 2003. BRC believes its margins on its products were reduced in 2003 since it sold fewer higher margin products to established European markets and sold relatively more products to the Latin American markets at lower margins, in particular to its joint ventures in Brazil. The other components of costs and operating expenses, including compensation and benefits expenses, were mainly unchanged for the fiscal years ended December 31, 2002 and 2003.

Operating loss for the full year ended December 31, 2003 was €0.2 million or €2.1 million less than the operating income of €2.0 million for the same period of 2002. The unfavorable change in operating income is due primarily to the €2.6 million decrease in revenue offset by the €0.5 million decrease in direct costs and operating expenses.

Fiscal Years Ended December 31, 2002 and 2001

Revenue for the full year ended December 31, 2002 was €34.7 million, which represents €0.4 million, or 1.1% greater revenue as compared to the same period in 2001. The increase in revenues was attributed primarily to an increase in product shipments during 2002 to Poland, Germany, China and Turkey as compared to shipments into these geographic markets during the corresponding period of 2001. These increases were partially offset by revenue declines in Italy, France and Brazil. BRC believes that the increase in volume can also be attributed to increased demand in these regional markets resulting from improved infrastructure that supports alternative fuel consumption and increased OEM interests in implementing alternative fuel solutions.

Costs and expenses for the full year ended December 31, 2002 were €32.7 million, or €0.6 million greater than €32.1 million for costs and expense for the same period in 2001. The 1.8% increase in costs and expenses was due primarily to the 12.4% increase in direct material used in sales from €15.4 million for the full year ended December 31, 2001 to €17.3 million for the same period in 2002. BRC attributes the higher level of usage of direct material in relation to the 1.1% increase in revenue to a higher percentage of sales going to more price sensitive emerging markets. Compensation costs including benefits and outside services decreased 3.8% over the same period due largely to increased cost control measure associated with a 1.1% growth in revenue.

Operating income for the full year ended December 31, 2002 was €2.0 million, or €0.2 million less than operating income of €2.2 million for the same period of 2001. The unfavorable change in operating income is due primarily to the €0.4 million increase in revenue fully offset by the €0.6 million increase in direct costs and operating expenses.

Liquidity and Capital Resources

Cash generated from operations and debt financing fund BRC’s ongoing operations. These sources of cash provide for capital expenditures and research and development, as well as to invest in and operate BRC’s existing and prospective operations.

As of September 30, 2004, BRC had €10.7 million in cash and cash equivalents as compared to €1.8 million in cash and cash equivalents at December 31, 2003. At September 30, 2004, BRC’s ratio of current assets to current liabilities was 2.10:1.00 as compared to 3.80:1.00 at December 31, 2003. The decline in the ratio from 3.80 to 2.10 is due to an increase in current assets of €12.2 million and an increase in current liabilities of €9.8 million. The increase in current assets in due to increase in cash of €8.9 million and the increase in current liabilities is attributed to an increase of €8.1 million in accounts payable.

As of September 30, 2004, debt financing consisted of (i) a long term facility with the Italian Ministry of Instruction, University and Research bearing interest at a subsidized rate of 3.70% per annum, and (ii) a long term facility with the Italian Ministry of Instruction, University and Research bearing interest at a subsidized rate of 2.0% per annum. The amount outstanding at September 30, 2004 was approximately €1.0 million. In connection with the 50% acquisition of BRC by IMPCO, BRC agreed to advance to IMPCO, in the form of an intercompany loan, approximately $22.0 million. In order to fund the loan from MTM to IMPCO, MTM secured a $13 million loan from Italian lenders. This loan bears a current interest rate of approximately 3.7% per annum.

Cash provided by operations during the nine months ended September 30, 2004 totaled €9.1 million as compared to €3.0 during the same period of 2003. The €9.1 million provided by operations during 2004 consisted of net income €1.8, adjusted for depreciation of €0.9 million and increases in employee severance indemnities of €0.3 million.

OUR BUSINESS

Overview

We design, manufacture and supply alternative fuel products and systems to the transportation, industrial and power generation industries on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, for use in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For more than 46 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of over 400 distributors and dealers in 55 countries and 100 OEMs.

Customers use our components and systems on engines ranging from one to 4,000 horsepower. We provide gaseous fuel components, systems and certified gaseous fueled engines to the industrial transportation and the power generation markets.

We offer our products to a number of OEMs in the industrial, transportation and power generation industries of power systems that use clean burning gaseous fuels, which we believe decreases fuel costs, lessens dependence on crude oil and reduces harmful emissions in internal combustion engines. We offer the following products, kits and systems to these customers:

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components and systems designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic control systems; and

•	systems integration—we also offer systems integration services to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

Taxi companies, transit and shuttle bus companies, and delivery fleets of companies such as Coca-Cola, Frito-Lay, Pepsi Cola and United Parcel Service are among our most active customers. Small and large industrial engine users capitalize on the cost benefits of using alternative fuels and their low-pollutant capabilities. For example, forklift users often operate equipment indoors where toxic emissions are a concern. Because of the global price differential worldwide in favor of gaseous fuels compared to gasoline, their availability in third-world markets and their lower pollutants, the alternative fuel industry market potential is growing rapidly. As of September 30, 2004, approximately 60% of our revenue is derived from sales outside the United States.

Alternative Fuel Industry

Overview

Our business is focused on the alternative fuel industry. We believe three independent market factors—economics, energy independence and environmental concerns—are driving the growth of the market for alternative fuel technology. We believe the historic price differential between propane or natural gas and gasoline results in economic benefit to end users of alternative fuel technology. The price of alternative fuels such as natural gas or propane is typically 40% to 60% less than the price of gasoline. By converting a gasoline fueled internal combustion engine to run on propane or natural gas, customers can capitalize on this fuel price differential. End-users may recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time. Transportation companies in various countries, including Australia, Mexico, India and China, are also taking advantage of these economics.

In addition to economic benefits to alternative fuels to end-users, some governments have sought to create a demand for alternative fuels in order to reduce their dependence on imported oil and reduce their unfavorable balance of payments. For example, we believe that the Egyptian and Chinese governments, rather than relying solely on gasoline and diesel fuel for their transportation needs, each promote the use of natural gas in vehicles to free some of its oil production for export. Natural gas is generally consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. Alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline.

Governmental emission regulations, which support the use of clean burning alternative fuels, are also expanding industry growth. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities, particularly those outside the United States, are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in Mexico City the government has taken steps such as prohibiting the use of certain vehicles on designated days of the week.

In the United States, legislative and administrative policies such as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990, the Energy Policy Act of 1992, and the Organization for Economic Cooperation and Development (OECD) Environmental Committee’s Report on Environmentally Sustainable Transport provide goals for energy efficiency, and coupled with the Environmental Protection Agency and the California Air Resource Board’s Large Spark Ignited Off-Highway Emission regulation for industrial equipment, afford strict emission standards and promote the development and implementation of alternative fuels and related technologies.

Markets

We are directly involved in three key-energy use market segments (transportation, industrial equipment and power generation equipment), which have seen growth in the use of clean-burning gaseous fuels in association with other lower-emission fuel-components.

Industrial

Equipment such as forklifts, aerial platforms, sweepers, turf equipment, light-duty construction equipment, mobile wood-processing equipment and other mobile industrial equipment have long been workhorses of developed countries, and are a significant portion of our global activities. With developed countries such as the United States and the EU15 seeking a broader consensus on regulation of emission sources in an attempt to further reduce air pollution, many countries have and, we believe will continue to, legislate emission standards for this type of equipment.

With new emission regulations being imposed, these OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only the regulation, but also the customers’ requirements for durability, performance and reliability. We have developed and are currently supplying a series of advanced technology alternative fuel systems to the industrial OEM market under the brand name Spectrum. We and our industrial brands focus on serving the market with fuel systems, services and emission certified engine packages.

Competitive Advantages

We believe we have developed a technological leadership position in the alternative fuel industry based on our experience in designing, manufacturing and commercializing alternative fuel delivery systems and components, our relationships with leading companies in transportation, power generation and industrial markets, our financial commitment to research and development and our proven ability to develop and commercialize new products. We believe our competitive strengths include:

Strong Technological Base

Over the past nine years, we have invested approximately $130.0 million in research and development. This investment, coupled with our history and experience in the alternative fuel industry, has provided us with a strong technology base for new product innovation for internal combustion engines, particularly in our industrial and power generation markets. Additionally, we believe our acquisition of BRC will expand our technology and product base in the transportation market. BRC has been developing, manufacturing and marketing alternative gaseous fuel products and systems for automobiles for more than 20 years and we believe is a leader in the transporation market for alternative fuel technology.

Strong Global Distribution and OEM Customer Relationships

We have developed a distribution system of over 400 dealers and distributors in 55 countries around the world. In addition, we currently sell products to more than 100 OEM customers in domestic and international alternative fuel markets. To date, we have sold over four million fuel systems or sub-systems globally to our customers. We believe that the successful historic use of our products and our reputation as a leader in our industry provides a strong competitive position. In addition, BRC has developed a distribution system of over 100 distributors and dealers in over 20 countries. BRC also sells its products to over 30 automotive OEMs.

Extensive Manufacturing Experience

We have more than four decades of experience in the manufacture, development and integration of alternative fuel technologies and products. We currently maintain manufacturing and production facilities in the United States, Europe, Mexico and Australia, which produce a broad range of products and services, including components, systems and specialty vehicle assembly. Our U.S., Australian and European facilities have achieved ISO-9000 or QS-9000 certification. QS-9000 is the common supplier quality standard for Chrysler Corporation, Ford Motor Company and General Motors. QS-9000 applies to suppliers of production materials, production and service parts, heat-treating, painting and plating and other finishing services. ISO-9000 is a set of three individual, but related, international standards on quality management and quality assurance. These three standards were developed to document effectively the quality controls necessary to maintain efficient systems. BRC has three manufacturing facilities in Italy and one in Brazil. All of such facilities are ISO qualified.

Established Systems Integration Expertise

As more OEMs seek to reduce costs by outsourcing key tasks and reducing the number of suppliers, we have focused increasingly on capturing additional revenue opportunities by expanding our systems integration capabilities. In 1998, we established our Industrial Engine Systems business in Sterling Heights, Michigan, which provides systems integration of our low-emission products on engines that are subsequently sold to industrial OEMs. We believe that our systems integration expertise, together with our proprietary and patented technologies, give us a significant advantage in the alternative fuel markets. BRC also has system integration experience in the automotive aftermarket and with OEMs and provide products and systems to enable their customers to convert to gaseous fuel. In addition, BRC also converts new vehicles to gaseous fuels for subsequent sale by automotive OEMs.

Positioned for Global Growth

With ten foreign facilities and over 400 distributors and dealers in more than 30 countries outside the United States, management believes that we are positioned to capitalize on global growth opportunities. We believe that the alternative fuel markets will grow dramatically internationally, particularly in China, India, Japan, Mexico and Southeast Asia, because of the existing urban pollution problems and economics that favor alternative fuels versus gasoline. Our 50% equity purchase of BRC strengthens IMPCO’s global position by adding an additional 100 distributors and dealers in all 15 European nations, as well as ten Eastern European countries, and a number of developing countries including Brazil, Argentina, Chile, Australia, India, China, Thailand and South Korea.

Business Strategy

We believe that the successful execution of the following strategic objectives will enable us to maintain and expand our leadership position in the advanced fuel technologies industry.

Capitalize on IMPCO’s Strong Technology Leadership Position

We believe we have a technology advantage due to our investment in research and development. Our investment has permitted it to develop and supply new technology and products to our target markets, and our management believes that these trends will continue to grow as liquid fossil fuels become increasingly scarce and expensive to develop. Our management also plans to develop new technologies, including the technology of BRC, and expand our product and system integration capabilities to an increasingly larger and more diversified customer base.

Migrate Revenue Base from Component Products to Complete Fuel Systems

Historically, our revenues were derived exclusively from component parts. As part of its strategic business review, management recognized the need to further differentiate its product offering, and as such we now also develop and engineer complete fuel systems. These systems not only generate higher dollar revenues, but also result in additional future revenue streams such as engine controls and maintenance contracts. As of September 30, 2004, revenues derived from fuel systems were approximately 50% of our total revenues and were primarily in the industrial market. We believe the BRC acquisition, if completed, will enable the same system strategy to be expanded into the transportation market.

Focus on Advanced Fuel Delivery Technologies and Related Products

We intend to focus on advanced electronic and fuel metering technologies and products. We plan to continue our research and product development in fuel delivery and electronic control systems for alternative fuels. We actively seek to establish joint development programs and strategic alliances with the major engine designers, manufacturers and industry leaders in these markets. If completed, the BRC acquisition will provide us with additional electronic and fuel metering technology.

Develop and Expand Key Industry Relationships

We plan to utilize the successful technical and business relationships and reputation we have established worldwide with major industry leaders using alternative fuel products to enable us to establish and maintain strategic alliances, joint product development programs and joint ventures with these companies in our target markets. We will concentrate our efforts on broadening our OEM relationships in an effort to establish strong top-tier supplier positions based on our belief that OEMs will drive industry growth in the alternative fuel industry. If completed, BRC acquisition will expand our industry relationships in the transportation market.

Expand and Broaden Systems Integration Expertise

We expect to continue to broaden our capabilities to provide integration, testing, validation and manufacturing of our products and systems into the industrial transportation, and power generation markets. As more OEMs seek to reduce costs and shorten time to market by outsourcing key tasks and reducing numbers of suppliers, we are focused increasingly on capturing additional revenue opportunities by expanding into value-added services, such as systems integration. For example, we have established an industrial systems unit in Michigan to integrate our products into engines that will be sold to industrial OEMs, who in turn will install these engines into end products. If completed, the BRC acquisition will expand our product and system capabilities in the automotive transportation market.

Increase Bases of Business Operations and Distributor Network in High-Growth Global Regions

We plan to expand our operating network in higher-growth regions, such as Asia, Europe and Latin America, to take advantage of significant growth opportunities that we believe exist in those areas. We intend to capitalize on these growth opportunities through acquisitions and joint ventures, strengthening of our distributor network and developing key local business and governmental support and recognition. Additionally, we believe that working with local governments and establishing joint ventures with local businesses is essential to expanding into international markets. Our 50% equity purchase of BRC further expands our presence in the European transportation market. If completed, the acquisition of the remaining 50% equity interest of BRC will expand key industry relationships in the automotive transportation market.

Expand Our Global Manufacturing Operations

We plan to expand our manufacturing operations in the United States by establishing manufacturing sites in low-cost locations with a continued focus on quality, timely delivery and operating efficiency. In addition, our management anticipates that the manufacturing strengths of BRC, coupled with the additional product volume management hopes to derive from the relationship, will result in productivity improvements.

Customers and Strategic Relationships

Our customers include some of the world’s largest OEMs and engine manufacturers, including Boss Manufacturing, Caterpillar, Clark, Cummins, Daewoo, Detroit Diesel, Ford Australia, GM Holden, Kohler, Komatsu, Mazda, Mitsubishi, Onan, Still and Toyota.

We are working with a number of these customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, we continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel industry to strengthen our global business position.

We have focused our strategic alliances on our marketing strategy and/or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our gaseous fuel system technologies. Our development strategy is to advance the state of technology and its application.

Quantum Collaboration

Our three-year agreement with Quantum provides that we will collaborate with Quantum to identify and conduct research and development programs of mutual interest. As part of those research and development activities, we may develop technology and products separately or jointly with Quantum. The agreement also allows us to acquire and sell into its alternative fuel markets Quantum’s advanced technology products, including compressed natural gas storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. For jointly developed products, Quantum and we will jointly own any patent or other intellectual property rights and will issue royalty-free cross licenses covering our respective markets. For separately developed products, each party will grant the other a right to sell the affected products in their respective markets. The developing party will retain sole intellectual property ownership.

Products and Services

Our products include gaseous fuel regulators, fuel shut-off valves, fuel delivery systems, complete engine systems, and electronic controls for use in internal combustion engines for the transportation, industrial, and power generation markets. In addition to these core products, which we manufacture, we also design, assemble and market ancillary components required for complete systems operation on alternative fuels.

All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories in North America and TÜV in Europe. The following table describes the features of our products:

Products	Features
Fuel Metering

Designed to operate on propane, natural gas or digester gas fuels

Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

Designed for high resistance to poor fuel quality

Fuel Regulation	Reduces pressure of gaseous and liquid fuels Vaporizes liquid fuels Handles a wide range of inlet pressures

Fuel Shut-Off

Mechanically or electronically shuts off fuel supply to the regulator and engine

Available for low-pressure vapor natural gas and high-pressure liquid propane

Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	Provides closed loop fuel control, allowing integration with existing sensors to ensure low emissions Integrates gaseous fuel systems with existing engine management functions

Products	Features
Engine-Fuel Delivery Systems	Turnkey kits for a variety of engine sizes and applications Customized applications interface per customer requirements

Full Systems

Complete vehicle and equipment systems for aftermarket conversion

Complete engine and vehicle management systems for heavy-duty engine on-highway truck and bus operation on natural gas

Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, pumping and industrial applications

The following table describes the various services we provide:

Services	Capabilities
Design and Systems Integration

Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of our gaseous fuel products

Applications engineering services for whole vehicle/machine integration outside of our products

Full three dimensional design modeling and component rapid prototyping services

Certification

Certification of component products and services in line with the requirements of California Air Resources Board for off-highway engines

Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	Component endurance testing Component thermal and flow performance cycling Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	Pre-assembled modules for direct delivery to customers’ production lines Sourcing and integrating second and third tier supplier components

Services	Capabilities
Training and Technical Service

Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

Training services through sponsored programs at approved colleges, at our facilities worldwide and on-site at customer facilities

Service Parts and Warranty Support	Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures Warranty and replacement services for our customers worldwide

Sales and Distribution

We sell products through a worldwide network encompassing more than 400 distributors and dealers in over 50 countries and through a sales force that develops sales with OEMs and large end-users. Our operations focus on OEM and aftermarket customers in the transportation, industrial, and power generation markets. Of these markets, we believe that the greatest potential for immediate growth is in the Latin America and Asia Pacific regions in the transportation OEM and aftermarket and in North America in the industrial OEM and aftermarket.

For the nine months ended September 30, 2004 and the fiscal year ending December 31, 2003, sales to distributors (including company-owned distributors) accounted for 29% and 45% of our net revenue, respectively, and sales to OEM customers accounted for approximately 71% and 55% of our net revenue, respectively. Distributors generally service the aftermarket conversion business and small-volume OEMs and are generally specialized and privately owned enterprises. Many domestic distributors have been our customers for more than 30 years, and many of our export distributors have been our customers for more than 20 years. Our International operations segment, which consists of our subsidiaries located in Europe, Australia, Japan, and India, has sales, application and market development and technical service capabilities.

Manufacturing

We manufacture and assemble products at our facilities in Cerritos, California, Sterling Heights, Michigan and at our international facilities. Current manufacturing operations consist primarily of mechanical assembly or light machining. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops. For the nine months ended September 30, 2004 and the fiscal year ending December 31, 2003, ten suppliers accounted for approximately 48% and 71% of our raw material purchases, respectively. During our fiscal years 2001, 2002, 2003 and the nine months ended September 30, 2004, General Motors Corporation, and affiliates of General Motors, accounted for approximately, 9%, 12%, 23% and 9% respectively, of purchases. During our fiscal years 2001, 2002, 2003 and the nine months ended September 30, 2004, Rangers Die Casting Company accounted for approximately, 8%, 8%, 7% and 4%, respectively, of purchases.

Material costs and machined die cast aluminum parts represent the major components of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. Our operations use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. All of our U.S. manufacturing facilities are ISO-9001 or QS-9001 certified.

Research and Development

In 2002, we opened a new research and development facility near Seattle, Washington, which is dedicated to the research and development of systems and products that support the use of gaseous fuels in internal combustion engines. This facility has sophisticated, state-of-the-art research laboratories, emissions control equipment, and testing equipment. Our research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines.

We have the following research and development capabilities:

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatic, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•	Advanced Catalysts. Catalyst and emission testing.

•	Advanced Products. Injectors, pressure sensors and bi-directional mass flow sensors, fuel management, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit micro-controllers.

•	Component and Subsystem Test Facilities. Extended vibrations, shock loads and accelerations, flow simulations and pneumatic leak checks.

Our management believes this facility is a critical component in our ability to maintain our technological leadership position in alternative fuel enabling systems.

We conduct alternative fuel application development at the following facilities:

•	Cerritos, California for the power generation market;

•	Seattle, Washington for the transportation market;

•	Sterling Heights, Michigan for the industrial market;

•	Rijswijk, Holland for the industrial and transportation market;

•	Cheltenham, Australia for the transportation market; and

•	Gurgaon, India for the transportation and power generation markets.

These facilities encompass a total of approximately 100,000 square feet of laboratory space, and we have more than 50 employees at each of these facilities.

Competition

Our key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Asian, GFI, Landi Group, Lovato, OMVL and Tartarini, which together with us account for a majority of the world market for alternative fuel products and services. These competitors compete with us primarily in the transportation markets. In the future, we may face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally. These companies may have greater financial resources or access to markets than we do.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of our products in the United States and from the California Air Resources Board to sell certain products in California. Each car, truck or van sold in the U.S. market must be certified by the Environmental Protection Agency before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. In California, both on-road and off-road vehicles have emission compliance regulation. We have also obtained international emissions compliance certification in Argentina, Australia, Brazil, Canada, Chile, Europe and Mexico.

We strive to meet stringent industry standards set by various regulatory bodies, including the Federal Motor Vehicle Safety Standards of the United States, the National Highway and Transportation Safety Administration, the National Fire Protection Association, Underwriters Laboratories and American Gas. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Intellectual Property

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have 13 U.S. patents and 26 foreign patents issued. Our U.S. patents began expiring in October 2002 and will expire on various dates until May 2020. We do not expect the expiration of our patents to have a material affect on our revenues.

We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we cannot be sure that these intellectual property rights provide sufficient protection from competition. We believe that copyright, trademark and trade secret protection are less significant than our patents.

Employees

As of November 30, 2004, IMPCO employed approximately 353 persons. Of these employees, approximately 234 were employed in U.S. Operations and 119 were employed in International Operations. None of IMPCO’s employees (except those that are also BRC employees) are represented in a collective bargaining agreement. Our management considers our relations with our employees to be good.

Facilities

Our executive offices and our Gaseous Fuel Products division are located in Cerritos, California. We currently lease, either directly or through our subsidiaries or unconsolidated affiliates, additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Cerritos, California	Corporate offices; manufacturing; design, development and testing	105,000

Sterling Heights, Michigan	Sales, marketing application, development and assembly	78,000

Seattle, Washington	Research and development	26,000

Rijswijk, Holland	Sales, marketing application, development and assembly	16,000

Cheltenham, Australia	Sales, marketing application, development and assembly	15,000

Sydney, Australia	Sales, marketing and assembly	7,500

Gurgaon, India	Sales, marketing application, development and assembly	18,000

Fukuoka, Japan	Sales, marketing and assembly	4,000

We also lease nominal amounts of office space in France, the United Kingdom and Australia. We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of our business. As of October 31, 2004, we were not a party to, and to our knowledge there are not threatened, any claims or actions against us, the ultimate disposition of which would have a material adverse effect on us. MTM is a defendant in a lawsuit brought by ICOM, S.r.l. (“ICOM”), filed in the local court at Milan, Italy. That lawsuit initially sought injunctive relief and damages for infringement of ICOM’s alleged exclusive rights to sell ring-style gaseous fuel tanks in Italy. The trial court initially denied the plaintiff’s motion for injunctive relief and subsequently denied the plaintiff’s damages claims. The case remains on appeal, and BRC’s management has indicated they believe the plaintiff’s claims are without merit.

BUSINESS OF BRC

Overview

BRC is a limited liability company formed in 2001 under the laws of the Republic of Italy. BRC has seven subsidiaries worldwide, including its primary operating subsidiary, M.T.M., an Italian limited liability company formed in 1977 and headquartered in Cherasco, Italy. MTM, through its wholly-owned subsidiary BRC Gas Equipment, designs, manufactures and markets components and systems for converting internal combustion engines from liquid fuels such as gasoline and diesel, to economical and clean burning liquefied petroleum gas or compressed natural gas. Since MTM was established in 1977, the enterprise has grown to become a major provider of BRC brand fuel systems, components and ancillary products to convert automobiles to using gaseous fuels. MTM markets its BRC brand products in more than 60 countries in all continents.

MTM initially manufactured and sold control valves for use with liquefied petroleum gas. In the 1980’s MTM broadened its product range to include a complete range of liquefied petroleum gas and compressed natural gas components used to convert automobiles to use gaseous fuel. In 1991, BRC was among the first companies to develop and market electronic fuel control systems for gaseous fuel metering to optimize the performance of vehicles. By 1996, BRC was a leader in developing and commercializing liquefied petroleum gas and compressed natural gas fuel injection systems which further improved the performance of automobiles using gaseous fuels.

BRC employs 363 employees operating in three plants encompassing 312,000 square feet. They sell their products through 100 distributors, dealers and agents forming a worldwide sales network. Their products are also sold directly to over 24 automobile original equipment manufacturing companies in 60 countries.

In addition to the sale of gaseous fueling components and systems to OEM’s, BRC performs vehicle conversions in a large in-house installation facility where new vehicles are converted to use gaseous fuels on behalf of different OEM’s. BRC’s conversion process is designed to meet the stringent quality standards set by the OEM’s. BRC has developed well-established alliances with major automobile manufacturers. BRC’s OEM customers include: PSA Peugeot-Citroën, Ford, Jaguar, DaimlerChrysler, MAN, Volkswagen, FIAT-Tofas, Mitsubishi, Daewoo Motors, Maruti Suzuki, Dewan-Hyundai, and Lada in Europe and Asia. Sales in the European Union and Eastern Europe account for 75% of BRC’s revenues, while Asia and South America account for 25%.

BRC manufactures a range of products for converting vehicles from gasoline to liquefied petroleum gas and compressed natural gas to meet a wide range of market requirements, from the simple systems for carburetor vehicles to highly sophisticated systems for Euro IV vehicles equipped with electronic control and diagnostics capabilities. BRC’s research and development capabilities include advanced drawing systems, laboratories for static and dynamic tests and various types of vehicle and emission test benches equipped with modal analysis systems. The products are designed and manufactured in accordance with the high quality standards required by automotive OEM’s including UNI EN ISO 9001:2000 and the European Economic Community anti-pollution (Euro III and Euro IV) and EMC norms.

BRC considers in-house knowledge of every phase of product conception, development and production to be a strategic part of the process to decrease costs. Major components required to convert vehicles from gasoline to liquefied petroleum gas and compressed natural gas are developed and produced by BRC. BRC’s products include: pressure regulators, vaporizers, electrical lock-offs, injectors, filling valves, multi-valves, cylinder valves, mixers, electronic control units for different purposes such as engine management, emulation, fuel control, spark timing, and switches level gauges, pressure sensors. Fuel tanks are supplied by vendors.

The BRC business strategy is to:

•	Develop and maintain a full technical capability in house to develop and manufacture new products in order to reduce technological dependence from external suppliers.

•	Maintain a leading product position through innovation and investment in research and development and application engineering.

•	Maintain and grow manufacturing processes which are vertically integrated, which would include machining, assembly of products and manufacture of electronics, to realize the competitive advantages of production flexibility, speed in product development to commercialization and low cost in comparison to competitors.

•	Develop and establish strong supplier relationships with automotive OEM companies.

Markets

BRC’s priority market is the conversion of automobiles to the use of alternative gaseous fuels. BRC markets its products in over 60 countries, including through a network of 100 distributors and agents. BRC also markets directly to automotive OEM’s who sell alternative fuel vehicles operating on compressed natural gas or liquefied petroleum gas.

Customers and Strategic Relationships

BRC serves over 100 customers in 70 different countries.

BRC requires its distributors to accomplish a basic level of service using dedicated personnel for technical assistance and training to prospective and current customers.

Sales and Distribution

BRC sells its products through a network encompassing more than 100 distributors and dealers in more than 70 countries and through a sales force that develops sales with OEMs and large end-users. BRC’s main European markets are Germany, Russia, Lithuania, Bulgaria and the Czech Republic.

India, Thailand and China are BRC’s primary Asian markets. In South America most of the activity is conducted through local Brazilian and Argentinean subsidiaries. BRC’s OEM customers include Chevrolet, Citroen, Fiat, Ford and DaimlerChrysler, in Europe; Volkswagen, Ford and Peugeot in South America; and Maruti Suzuki in India.

Manufacturing

MTM manufactures and assembles BRC’s products at its facilities in Cherasco, Italy, and Manaus, Brazil. Current manufacturing operations consist primarily of fabrication, machining and mechanical assembly. BRC relies on outside suppliers, including related parties, for parts and components, die casters, stamping operations, and specialized diaphragm manufacturers. Material costs and machined die cast aluminum parts represent the major components of cost of sales. BRC uses a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. BRC products are designed and manufactured in accordance with the high quality standards assured by the quality system certification UNI EN ISO 9001-2000 and comply with current regulations (R67-01, R110 and ISO 15500) and the EEC (European Emission Cycle) anti-pollution (Euro-III and Euro-IV) and EMC (Electro Magnetic Compatibility) norms. Conversions are undertaken in a large in-house installation centre where zero kilometer OEM production of bi-fuel vehicles takes place, on behalf of different OEMs. The conversion process carried out at BRC has to meet the stringent quality standards set by the OEMs.

Research and Development

BRC has a research and development facility co-located with its executive offices in Cherasco, Italy, that provides support for new product development, as well as design, integration, electronic support and installation of our existing and developing products. BRC’s research and development activities are focused mainly on three objectives. First, the development of reliable and “easy to install” liquefied petroleum gas and compressed natural gas systems for light duty transportation applications to meet the needs of the standard after-market, where the choice of the brand is based on the ease of installation, simplicity of calibration by a short and easy procedure, and achieving good performance. BRC has conducted significant research to develop effective algorithms to manage data and achieve the desired results. Second, BRC focuses on developing components to meet the durability requirements of the OEM markets while improving performance and reducing cost. Third, BRC develops devices not produced by MTM to complete the range of internally designed and produced components.

Competition

BRC’s main competitors, which are localized in Europe, are the Landi Group (including Landi Renzo Spa, Landi Srl and Eurogas), Tartarini, OMVL, Lovato, Necam, Vialle and GIF.

Employees

As of November 1, 2004, BRC employed approximately 460 (including unconsolidated companies such as WMTM & MTE) persons. Of these employees, approximately 331 were employed at BRC’s primary facilities located at Cherasco, Italy, and 90 were employed at BRC’s other facilities. 39 of BRC’s employees are represented in a collective bargaining agreement. Management considers BRC’s relations with its employees to be good.

Facilities

BRC’s executive offices and BRC’s Gaseous Fuel Products division are located in Cherasco, Italy. BRC currently leases additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Cherasco, Italy	Sales, marketing application, development and assembly	237,600
Manaus, Brazil	Assembly	145,000

Legal Proceedings

Legal proceedings involving BRC are described above in “Our Business—Legal Proceedings”.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of January 1, 2005:

Name	Age	Position
Robert M. Stemmler	69	Chairman, Board of Directors; Consultant

Mariano Costamagna	53	Chief Executive Officer; Managing Director, B.R.C., S.r.l.; Director

Dale L. Rasmussen	54	Senior Vice President; Corporate Secretary

Brad E. Garner	42	Vice President and Chief Operating Officer, Americas, Asia/Pacific

Nickolai A. Gerde	60	Vice President Finance, Chief Financial Officer and Treasurer

Norman L. Bryan	63	Director; Audit Committee Chairman; Compensation Committee; Nominating Committee

John Jacobs	51	Director; Audit Committee; Compensation Committee; Nominating Committee

J. David Power, III	73	Director; Audit Committee; Compensation Committee; Nominating Committee

Don J. Simplot	69	Director

Robert M. Stemmler has been a director since May 1993, and the Chairman of our Board of Directors since June 1998. Mr. Stemmler has also served as our President and Chief Executive Officer from May 1993 through December 31, 2004. Mr. Stemmler is now a full time employee consultant to the company. He has previously served as a full time consultant to our company from December 1992 until July 1993. He served as our General Manager from 1982 to 1985 and has held various management and executive positions throughout his career at Celanese Corp. (now Hoechst-Celanese), an international chemical and fibers manufacturer; A.J. Industries, a holding company for aircraft, trucking and heating equipment companies; and Sargent Fletcher Company, a manufacturer of military aircraft fuel tanks and in-flight refueling systems. He holds an M.B.A. degree from Seton Hall University and a B.S. degree in mechanical engineering from Washington University in St. Louis.

Mariano Costamagna has served as a director of the Company since June 2003 and his current term expires in 2006. On January 1, 2005, he became our Chief Executive Officer. He is also the Managing Director and Chief Executive Officer of BRC, S.r.l., and its wholly owned subsidiary, MTM, S.r.l., located in Cherasco in the province of Piedmont in northern Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark. Mr. Costamagna and his family founded MTM in 1977, and Mr. Costamagna has served as MTM’s principal executive officer since that time. Mr. Costamagna became BRC’s Managing Director and Chief Executive Officer at the time that company was established in 2001. Mr. Costamagna became a director in connection with our acquisition of the initial 50% of the equity interest of BRC and, our Chief Executive Officer in accordance with the employment agreement between the company and Mr. Costamagna, which was entered into in connection with the pending BRC acquisition. Mr. Costamagna has never served as the Chief Executive Officer of a publicly traded company.

Dale L. Rasmussen has served as our Senior Vice President and Corporate Secretary since June 1989. He joined us in April 1984 as Vice President of Finance and Administration and Corporate Secretary. Prior to joining us, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. He received his B.A. degree in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School. Mr. Rasmussen serves as the Chairman of the Board of Directors of Quantum Fuel Systems Technologies Worldwide, Inc.

Brad E. Garner has served as our Chief Operating Officer since July 2003 and has previously served as General Manager & Director, Gaseous Fuel Products Division since April 2002. Mr. Garner joined us in July 1994 as Regional Sales Manager for the U.S. Midwest and Canada Regions. In February 1996, he was promoted to Manager of Applications & Field Engineering. Mr. Garner also held the roles of Engineering Manager and General Manager for the Industrial Engines business unit of the Gaseous Fuel Products Division. Prior to joining us, Mr. Garner held a position with Superior Propane as Senior Auto Propane Sales & Technical Manager. Prior to his employment at Superior, Mr. Garner was the owner and operator of Advanced Automotive Technology, one of the largest alternative fuels conversion centers in Canada. Mr. Garner is a graduate of Fanshawe College of Technology in Canada with an equivalent to an Associates Degree in Mechanical Engineering.

Nickolai A. Gerde was appointed our Vice President Finance, Chief Financial Officer and Treasurer in January 2004. Mr. Gerde was previously our director and co-chair of the audit committee. Mr. Gerde is a former CPA, and has provided business and financial consulting services. He was previously the Vice President Finance and CFO for seven years of Pacific Aerospace & Electronics, Inc. a publicly traded NASDAQ international aerospace supplier. He has held a number of senior financial management positions in both public and private businesses including telecommunications; economic development and business recruitment; manufacturing; long term healthcare; and public accounting. Mr. Gerde earned his bachelors degree, cum laude, from the University of Washington Business School, earned his associates degree, summa cum laude, from Bellevue Community College and served honorably in the U.S. Army in the U.S. and Europe. He has served on the boards of a number of civic organizations.

Norman L. Bryan has served as our director since November 1993 and is chair of the audit committee. Mr. Bryan also serves on the compensation committee and the nominating committee. He has been a consultant since January 1995. Mr. Bryan was employed as the Senior Vice President of Sales and Marketing of EIT, Inc., an electric meter manufacturing company, from October 1998 to July 2002. Prior to retiring in 1994 from Pacific Gas and Electric Company, he was Vice President, Marketing from February 1993 until December 1994, and was Vice President, Clean Air Vehicles from February 1991 to February 1993. Mr. Bryan holds an M.S. degree in business from Stanford University and a B.S.M.E. degree in mechanical engineering from California State University in San Jose.

John R. Jacobs is a managing partner of Capital Run, an investment bank headquartered in Seattle, Washington. Mr. Jacobs was previously the co-founder and Managing Partner of Pacific Capital Partners LLC, a boutique M&A investment bank, which merged with Capital Run in September 2003. Prior to Pacific Capital Partners, Mr. Jacobs was the managing member and co-founder of US Bancorp Piper Jaffray’s Venture Capital Partner Funds. While at Piper Jaffray, Mr. Jacobs founded and headed the Technology Investment Banking Practice, served on the Piper Jaffray Investment Banking Group Head Management Committee, and ran Piper Jaffray’s Seattle, Washington Investment Banking office. Mr. Jacobs started his career at Chase Manhattan Bank in New York City in the Technology and Private Placement Groups. Mr. Jacobs graduated from Ohio Wesleyan University with honors and received a master of International Management from the American Graduate School of International Business.

J. David Power, III has served as a director since August 2000 and is a member of our audit committee, our nominating committee and our compensation committee. He is the founder of J.D. Power and Associates where he has served as Chairman since 1996. Mr. Power has previously worked with Ford Motor Company, General Motors Corporation, and J.I. Case Company. Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation. Mr. Power graduated from the College of Holy Cross, has an M.B.A. from The Wharton School of Finance at the University of Pennsylvania, and holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University, and California State University, Northridge.

Don J. Simplot has served as a director since May 1978 and is Chair of the Nominating Committee. He is the President of Simplot Industries, Inc., which is engaged in agricultural enterprises, and a Director member of the office of the chair of J.R. Simplot Company, which is also engaged in agricultural enterprises. Mr. Simplot is a director of Micron Technology, Inc., a designer and manufacturer of semiconductor memory components primarily used in various computer applications.

The Board of Directors is divided into three classes; each consisting of three directors, with the three classes serving staggered three-year terms. Each director will hold office until the first meeting of stockholders immediately following expiration of his three year term of office and until his successor is qualified and elected. Our independent directors, as defined by Nasdaq rules, are Norman Bryan, John Jacobs and J.D. Power.

Executive Compensation

The following table sets forth information regarding the aggregate compensation paid by us for the periods indicated to our Chief Executive Officer and our four other most highly compensated executive officers (collectively, the “named executive officers”):

Summary Compensation Table

			Annual Compensation			Long-Term Compensation
						Securities Underlying Options (#)(2)	All Other Compensation ($)
Name and Principal Position	Year		Salary ($)(1)	Bonus ($)
Robert M. Stemmler Former President and Chief Executive Officer*	2003 2002 2002 2001	(t)	$360,000 249,231 360,000 332,423	$	– – 100,000 101,000	341,500 140,000 25,000 20,520	$73,614 32,934 60,224 68,016	(3)

Dale L. Rasmussen Senior Vice President and Secretary	2003 2002 2002 2001	(t)	$229,231 103,846 140,462 133,789	$	– 30,000 80,000 28,000	102,500 110,000 25,000 10,440	$23,596 17,183 12,173 19,804	(4)

Brad Garner Vice President and Chief Operating Officer, Americas, Asia/Pacific Operations	2003 2002 2002 2001	(t)	$180,769 180,088 143,304 129,962	$	– – 17,000 42,000	87,500 30,000 45,000 10,137	$17,594 11,022 16,345 8,587	(5)

Timothy S. Stone Former Chief Financial Officer and Treasurer	2003 2002 2002 2001	(t)	$135,000 83,288 107,231 79,616	$	– – 15,000 6,500	50,000 50,000 5,000 10,000	$22,025 11,215 14,975 6,809	(6)

Terry Clapp Vice President and Chief Operating Officer, European, Africa, and Middle-Eastern Operations	2003 2002 2002 2001	(t)	$263,980 134,413 170,054 94,593	$	– 40,000 10,000 –	50,000 50,000 15,000 15,000	$54,499 30,243 38,262 21,283	(7)

(t)	Transitional period for the eight-month period ended December 31, 2002.
(1)	Includes amounts deferred by executive officers pursuant to the Employee Savings Plan and Deferred Compensation Plan.
(2)	Includes options under our stock option plans.
(3)	Includes a group term life insurance premium of $12,023, an automobile allowance of $12,000, a matching contribution of $5,815 pursuant to the Employee Savings Plan, a matching contribution of $12,500 pursuant to the Deferred Compensation Plan, a company-paid car lease of $19,726 and $11,550 for other compensation.
(4)	An automobile allowance of $12,000, a matching contribution of $2,250 pursuant to the Employee Savings Plan, a matching contribution of $5,596 pursuant to the Deferred Compensation Plan, and $3,750 for other compensation.
(5)	Includes a group term life insurance premium of $90, an automobile allowance of $12,000, a matching contribution of $1,750 pursuant to the Employee Savings Plan, and $3,750 for other compensation.
(6)	Includes a group term life insurance premium of $12, an automobile allowance of $6,000, a matching contribution of $3,888 pursuant to the Employee Savings Plan, a matching contribution of $10,125 pursuant to the Deferred Compensation Plan, and $2,000 for other compensation. Mr. Stone resigned as an officer of IMPCO in January 2004.
(7)	Includes Company contribution of $39,499 pursuant to an executive pension plan, a matching contribution of $12,500 pursuant to the Deferred Compensation Plan, and $2,500 in other compensation.
*	Pursuant to the BRC acquisition agreement and the MTM loan arrangement, as of January 1, 2005, Mr. Costamagna has become our Chief Executive Officer. For more information regarding Mr. Costamagna’s employment with us see below “BRC Acquisition—Employment Agreements.”

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of December 31, 2004 by:

•	each person whom we currently know to own beneficially more than 5% of our capital stock;

•	each of our directors;

•	our chief executive officer and our four other most highly compensated executive officers whose annual compensation exceeded $100,000 on an annualized basis (the “Named Executive Officers”); and

•	all of our current executive officers and directors as a group.

Except as otherwise indicated, all of the shares indicated in the table are shares of common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite its name. This percentage ownership included in the following is based on 18,735,627 shares of common stock outstanding as of December 31, 2004. The address of each of the executive officers and directors in c/o IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703.

	Shares Beneficially Owned

Name of Beneficial Owner	Number		Percent
5% Stockholders:
Pier Antonio Costamagna	1,802,077	(1)(2)	9.7%
Directors and Executive Officers:
Norman L. Bryan	47,750	(3)	*
Terry Clapp	47,250	(4)	*
Brad Garner	59,140	(5)	*
Nickolai A. Gerde	17,250	(6)	*
J. David Power III	48,750	(4)	*
Mariano Costamagna	1,805,827	(7)(1)	9.7%
Dale L. Rasmussen	167,379	(4)
Don J. Simplot	567,683	(8)	3.0%
Robert M. Stemmler	467,533	(9)	2.4%
Timothy S. Stone	32,250	(10)	*
John R. Jacobs	–		*
All current executive officers and directors as a group (10 persons)	3,260,812		17.4%

*	Less than 1% of the outstanding common stock.
(1)	The address for Messrs. Costamagna is Via La Morra, 1, 12062 Cherasco, Italy. Mr. Piero Costamagna is the brother of Mr. Mariano Costamagna, a director of the Company.
(2)	Includes 88,628 shares held by Pier Antonio Costamagna’s spouse to which she disclaims beneficial ownership.
(3)	Includes 46,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(4)	Represents shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(5)	Includes 54,140 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(6)	Includes 13,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.

(7)	Includes 3,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004, and 88,628 shares held by Mariano Costamagna’s spouse to which she disclaims beneficial ownership.
(8)	Includes 200,000 shares issuable upon the exercise of outstanding warrants, and 51,750 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(9)	Includes 372,049 shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004.
(10)	Represents shares issuable upon exercise of outstanding options that are exercisable on or within 60 days after December 31, 2004. Mr. Stone is no longer an executive officer of IMPCO.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of BRC

In July 2003, we acquired a 50% equity interest in BRC. Mariano Costamagna, our Chief Executive Officer, is the Chief Executive Officer of MTM, an Italian corporation and a wholly owned subsidiary of BRC and, prior to the BRC acquisition, directly or indirectly held a 50% equity interest in BRC. In 2003 we paid $6,900,000 and issued 1,039,262 shares of common stock to Mr. Costamagna or his spouse, representing payment for one-half of the 50% equity interest he held directly or indirectly in BRC. Mr. Costamagna was elected to a three-year term as a director beginning June 12, 2003. Mr. Costamagna presently owns 20% equity interest in BRC, and members of his immediate family also owns and 20% of the equity interest in BRC.

Loans to Executive Officers

In December 2000, we lent Mr. Rasmussen, our Senior Vice President and Secretary, $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. This loan was repaid in full on March 5, 2004.

In September 2001, we lent Mr. Rasmussen $175,000. The loan bore interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of December 31, 2004 was approximately $102,000. Management is negotiating with Mr. Rasmussen to recover the amounts due under the loan.

We cannot make assurances that one or more of these related party loans are on terms no less favorable to the Company than might be obtained in arms’ length transactions. Because of the prohibitions arising under the Sarbanes-Oxley Act of 2002, we are prohibited from modifying any outstanding loans and from entering into new extensions of credit.

Loan from Directors and Affiliates

On March 31, 2003, Mr. Simplot extended to us a loan commitment of $8.0 million expiring May 31, 2003. In connection with his initial commitment to provide the loan, we granted to Mr. Simplot warrants to purchase 200,000 shares of our common stock at a price of $2.51, an amount equal to 120% of our last reported sale price on the date prior to issuance. We cancelled the loan commitment in July 2003. The warrants were exercised and are no longer outstanding.

In September 2003, we borrowed €500,000 from BRC. We repaid the note, with interest totaling €5,244, in December 2003.

In connection with the acquisition of the remaining BRC equity interest, in December 2004, we entered into a loan agreement with MTM pursuant to which we borrowed approximately US$22.0 million from MTM. The proceeds of the loan have been used to retire approximately US$22.0 million of our senior subordinated secured note, an amount that includes a prepayment premium and accrued but unpaid interest, which carried an annual interest rate of 18.25% as of November 30, 2004. The MTM loan carries a rate equal to 3-month EURIBOR plus 1.5% per annum, provided that the rate will increase to 3.5% above 3-month EURIBOR after and during the continuance of a default under the loan agreement and to 6.5% above 3-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. The loan will be repaid in quarterly installments beginning on April 1, 2005, each in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with any remaining unpaid principal and interest to be repaid upon maturity.

The loan agreement provides for automatic acceleration of the MTM loan in case of a default due to nonpayment for more than 15 days after the date due or due to the termination of Mariano Costamagna as our Chief Executive Officer for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or a material breach by us of his employment agreement. The loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the agreement. The loan agreement contains restrictive covenants limiting our ability to: incur additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle); merge, consolidate or sell our assets; purchase, retire or redeem our capital stock; and make capital expenditures in excess of $2.5 million in any fiscal year.

Family Relationships Among Executive Officers and Other Employees

The following employees have family relationships with our executive officers:

Mr. James Stemmler is the son of Mr. Robert M. Stemmler, an employee consultant and former Chief Executive Officer of our company. James Stemmler has been an employed as a network administrator in the IT Department since February 3, 2002. He reports to IT Director who reports to VP Finance/CFO. His compensation for 2004 was $61,907.

Doug Garner is the father of Brad Garner, our Vice President and Chief Operating Officer, of our American and our Asia/Pacific Operations. Doug Garner has been employed as a Senior Technical Field Representative since January 1, 2001. He reports to the North America Business Manager who in turn reports to the Director of Sales and Marketing. His compensation for the years 2002, 2003, and 2004 was $79,350, $74,980, and $76,305, respectively.

Sale/Leaseback Transaction

In July 2002, BRC sold two parcels of real property located in Cherasco, Italy, including the buildings situated thereon, to IMCOS2 S.r.l., a real estate investment company owned 100% by Messrs. Mariano Costamagna and Pier Antonio Costamagna. The price and other terms of this sale reflect fair market value for the property based upon an appraisal conducted at the time of the purchase. Subsequently, IMCOS2 leased back to BRC and MTM under an eight-year lease the portion of these properties that were previously occupied by those entities. The terms of this lease reflect fair market value for the lease of such property based upon an appraisal conducted at the time of the leasing transaction.

Employment Agreements

Mariano Costamagna

Mariano Costamagna, a member of our board of directors, entered into an employment agreement with us pursuant to which he became our Chief Executive Officer effective January 1, 2005 until May 31, 2009. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in our standard bonus plan for executives. Mr. Costamagna will relocate his primary residence to the United States, with us bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason” as discussed below).

Mr. Costamagna’s employment agreement contains very limited provisions for termination (with certain exceptions for termination upon Mr. Costamagna’s death), and contains a substantial financial disincentive to our breach of the employment agreement. Specifically, if, during the term of his employment, we terminate Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to US$5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of our stock he has received in connection with his sales of his portion of

BRC’s equity interest in us). Accordingly, our right to terminate Mr. Costamagna’s employment without triggering this obligation is limited to circumstances in which Mr. Costamagna commits a crime or engages in gross negligence or willful misconduct that adversely impacts our legitimate business interests or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given us written notice and an opportunity to cure a defect) Mr. Costamagna’s title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases Mr. Costamagna must qualify for life and disability insurance covering these obligations. Moreover, a termination of Mr. Costamagna’s employment for any reason (with limited exceptions for termination upon his death) constitutes an event as of default under the MTM loan and affords Mr. Costamagna or his estate an ability to accelerate the amounts then outstanding under that loan.

Robert M. Stemmler

Effective as of January 1, 2005, upon his resignation as our Chief Executive Officer and President, Mr. Robert M. Stemmler, our current Chief Executive Officer, President and Chairman of the Board, resigned as our Chief Executive Officer and President and entered into an employee consulting agreement with us pursuant to which Mr. Stemmler will act as an employee consultant to us through April 30, 2007 and will facilitate the transition of our management team. Mr. Stemmler’s base salary will remain at its current level of US$360,000 per year, and he will continue to receive benefits that we make generally available to its executive employees, including medical insurance, life insurance, long-term disability insurance, paid vacation and sick leave. Mr. Stemmler also is to receive a paid up annuity to provide lifetime medical insurance for Mr. Stemmler and his spouse. In addition, Mr. Stemmler will continue to be entitled to participate in our Section 401(k) defined contribution plan and deferred compensation plan. Mr. Stemmler’s consulting agreement also provides that if he is terminated for any reason other than his own resignation or for “cause” prior to January 1, 2006, we will be required to pay to Mr. Stemmler severance payments equal to one year’s compensation. In the event that he is similarly terminated between January 1, 2006 and June 30, 2006, the severance payments shall be equal to six months’ compensation.

Brad E. Garner

We entered into an Employment Agreement with Mr. Garner for a term of four consecutive one year periods commencing on January 5, 2004. The agreement requires payment of an annual base salary of $190,000 and payment of incentive compensation under the Company’s Bonus Incentive Plan unless the Board of Directors approves another cash bonus plan that supersedes the Bonus Incentive Plan. In addition, the agreement provides for certain benefits, including a car allowance. The agreement is subject to termination events, which include Mr. Garner’s resignation and our right to terminate him. If terminated, Mr. Garner is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment, and the benefits shall continue for the remaining months of the fiscal year following the effective date of termination of employment.

Terry K. Clapp

On January 5, 2005, we entered into a consulting agreement with Mr. Clapp for a term that expires on March 5, 2006. The agreement requires payment of a total base salary of £172,482.44 for the entire 14 month term of the agreement, and payment of incentive compensation under our 2000, 2002, 2003, and 2004 Incentive Stock Option Plans. The agreement may not be terminated by us during the term of the agreement.

THE BRC ACQUISITION

On October 25, 2004 we announced that we had entered into an agreement with Mariano and Pier Antonio Costamagna to purchase the remaining 50% equity interest in BRC for a combination of cash and stock then valued at approximately $37.6 million.

Transaction Structure

The purchase agreement provides for the acquisition of the outstanding equity interest of BRC held by Mariano Costamagna and Pier Antonio Costamagna in exchange for cash and shares of our common stock. The equity interest to be acquired by us under the purchase agreement represent 50 percent of the outstanding equity interest in BRC, and represent all of the outstanding equity interest not previously acquired by us. Following the acquisition, BRC will be a wholly-owned subsidiary of ours.

Consideration

Under the terms of the purchase agreement, we will issue 5,098,284 shares of our common stock and pay $10.0 million to Mariano and Pier Antonio Costamagna in exchange for the founders’ interest. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. As of October 22, 2004, the date of the BRC acquisition agreement, the value of that consideration was approximately $37.6 million. Based on the last reported sale price of our common stock as of January 31, 2005, the value of the consideration to be received by the founders was approximately $39.8 million. Each of the founders will receive one-half of the total consideration paid by us for the equity interest. In addition, we have agreed to pay up to US$135,000 to cover the founders’ legal and financial advisors’ fees incurred in connection with the acquisition.

Expected Effective Time of the Acquisition

Subject to the conditions to the obligations of the parties to complete the acquisition as set forth in the purchase agreement, acquisition is expected to occur at 5:00 p.m. Eastern Time on the third business day after all of the conditions have been satisfied or waived. However, we cannot assure you when or if the acquisition will occur. Either we or BRC may terminate the purchase agreement if the acquisition does not occur on or before April 30, 2005 or, if a required regulatory approval has not been received by April 30, 2005, June 30, 2005 if either party elects to extend the termination date.

Closing Conditions

Completion of the acquisition is subject to various conditions, including approval by our shareholders, the receipt of approvals of our senior lender and of counterparties to other third-party agreements, the absence of court or regulatory actions that could delay or preclude consummation of the transaction, and the entry by Mariano Costamagna and Pier Antonio Costamagna into the employment agreements described below. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

Termination of the Purchase Agreement

The acquisition may be abandoned and the purchase agreement may be terminated at any time prior to the effective time, whether before or after our shareholder approval by written consent of us and both of the founders, and by either party if the other party breaches a material representation, warranty or covenant, if a law or court order makes the acquisition unlawful, or if the acquisition has not been consummated on or before April 30, 2005 (with limited exceptions noted above).

Effect of Termination

If the purchase agreement is terminated, there will be no liability on the part of BRC or us or their respective officers or directors, except that certain provisions of the purchase agreement will survive the termination, and in the event of a termination because of a breach of representations, warranties or covenants, the breaching party must pay the costs and expenses of the non-breaching party. Each party’s remedies for breaches of representations and warranties by the other party which are discovered before closing are limited to a termination of the Purchase Agreement. This means that a party that discovers before closing a material breach of the other party’s representations and warranties must elect either to terminate the Purchase Agreement, or to close the transaction and forego its other remedies.

Amendment

Subject to compliance with applicable law, BRC and we may amend the purchase agreement at any time before or after approval by our shareholders. However, after approval of the purchase agreement by our shareholders, there may not be, without their further approval, any amendment of the purchase agreement that reduces the amount or changes the form of the consideration to be delivered to the BRC equity holders.

Founders’ Employment Agreements

In connection with the BRC acquisition, we have agreed that Mariano Costamagna, who currently is a member of our board of directors and is the managing director of BRC, will become our Chief Executive Officer effective January 1, 2005. We also have agreed that Pier Antonio Costamagna will become MTM’s chief engineering officer effective at the closing of the BRC acquisition. Both of these employment arrangements are expected to continue through May 31, 2009.

Employment Agreement—Mariano Costamagna

Mariano Costamagna, a member of our board of directors, entered into an employment agreement with us pursuant to which he became our Chief Executive Officer effective January 1, 2005 until May 31, 2009. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in our standard bonus plan for executives. Mr. Costamagna will relocate his primary residence to the United States, with us bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason” as discussed below).

Mr. Costamagna’s employment agreement contains very limited provisions for termination (with certain exceptions for termination upon Mr. Costamagna’s death), and contains a substantial financial disincentive to our breach of the employment agreement. Specifically, if, during the term of his employment, we terminates Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to US$5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the our stock that he has received in connection with his sales of his portion of BRC’s equity interest in us). Accordingly, our right to terminate Mr. Costamagna’s employment without triggering this obligation is limited to circumstances in which Mr. Costamagna commits a crime or engages in gross negligence or willful misconduct that adversely impacts our legitimate business interests or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given us written notice and an opportunity to cure a defect) Mr. Costamagna’s title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases Mr. Costamagna must qualify for life and disability insurance covering these obligations. Additionally, termination of Mr. Costamagna’s employment agreement for any reason (with limited exceptions for termination upon death) constitutes an event of default under the MTM loan agreement, which would allow MTM to accelerate the amounts then owing under that loan.

Employment Agreement—Pier Antonio Costamagna

As a condition to his obligations under the purchase agreement, Pier Antonio Costamagna will enter into an employment agreement with MTM pursuant to which he would become MTM’s chief engineering officer until May 31, 2009. A copy of Pier Antonio Costamagna’s employment agreement is included as Annex C. Mr. Costamagna’s initial base salary will be US$360,000 per year, and he will be entitled to participate in MTM’s existing bonus plans and arrangements, but he will not participate in our executive bonus plan. Mr. Pier Antonio Costamagna’s employment agreement does not contain the severance provisions contained in Mr. Mariano Costamagna’s agreement.

The MTM Loan

Effective December 22, 2004, we entered into a loan agreement with MTM pursuant to which we borrowed approximately US$22.0 million from MTM. The proceeds of the loan has been used to retire approximately US$22.0 million of our senior subordinated secured note, an amount that includes a prepayment premium and accrued but unpaid interest, which carried an annual interest rate of 18.25% as of November 30, 2004. The MTM loan carries a rate equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004, provided that the rate will increase to 3.5% above 3-month EURIBOR after and during the continuance of a default under the loan agreement and to 6.5% above 3-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. The loan will be repaid in quarterly installments beginning on April 1, 2005, each in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with a $5,000,000 “balloon payment” of unpaid principal and interest to be repaid upon maturity.

The loan agreement provides for automatic acceleration of the MTM loan in case of a default due to nonpayment for more than 15 days after the date due or due to the termination of Mariano Costamagna as our Chief Executive Officer for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or a material breach by us of his employment agreement. The loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the agreement. The loan agreement contains restrictive covenants limiting our ability to: incur additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the senior credit facility with LaSalle); merge, consolidate or sell its assets; purchase, retire or redeem its capital stock; and make capital expenditures in excess of $2.5 million in any fiscal year.

The Guaranty and Pledge Agreement

Mariano Costamagna and Pier Antonio Costamagna will jointly and severally guaranty our payment of the MTM loan in order to provide additional support for the loan agreement with MTM. The guaranty will continue for the entire term of the MTM loan and provides that MTM may demand full performance of the loan from Messrs. Costamagna, jointly and severally, in case of a default by us.

In order to provide recourse for Messrs. Costamagna in the event we default on the MTM loan and they are required under the guaranty to make any payments on the loan, we have pledged our interest and the founders’ interest to be acquired in the acquisition to Messrs. Costamagna. Under the pledge agreement, if we default on the loan agreement and either of Messrs. Costamagna pays any portion of the MTM loan and provides notice to us of his intent to exercise his rights under the pledge agreement, then he has right to any cash dividends in respect of the pledged interests and the right to require that all shares or units representing the pledged interests be registered in his name and to thereafter exercise all rights of an owner of such shares or units. Because the pledge is of interests representing ownership of an Italian entity, the Italian Civil Code will govern the recording and enforcement of the pledge. The pledge will terminate upon the repayment of the loan and discharge of the guaranty.

Robert M. Stemmler Consulting Agreement

Effective as of January 1, 2005, Mr. Robert M. Stemmler, our recently retired Chief Executive Officer, President and current Chairman of the Board, will serve as an employee consultant to us through April 30, 2007 and oversee the transition of our management team. Mr. Stemmler’s base salary will remain at its current level of US$360,000 per year, and he will continue to receive benefits that we make generally available to its executive employees, including medical insurance, life insurance, long-term disability insurance, paid vacation, sick leave, and a paid up annuity to provide lifetime medical insurance for Mr. Stemmler and his spouse. In addition, Mr. Stemmler will continue to be entitled to participate in our Section 401(k) defined contribution plan and deferred compensation plan. Mr. Stemmler’s consulting agreement also provides that if he is terminated for any reason other than his own resignation or for “cause” prior to January 1, 2006, we will be required to pay to Mr. Stemmler severance payments equal to one year’s compensation. In the event that he is similarly terminated between January 1, 2006 and June 30, 2006, the severance payments shall be equal to six months’ compensation.

UNDERWRITING

We are offering the shares of our common stock through the underwriters named below. Our common stock is quoted on the NASDAQ National Market under the symbol “IMCO.”

The Underwriters and the Underwriting Agreement

We and the underwriters named below have entered into an underwriting agreement relating to this offering. First Albany Capital Inc. and Adams Harkness, Inc. are the representatives of the underwriters.

The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares indicated in the following table:

Underwriter	Number of Shares
First Albany Capital Inc.	2,000,000
Adams Harkness, Inc.	2,000,000

Total	4,000,000

Except for the underwriters’ over-allotment option described below, the underwriters must take and pay for all of the shares, if they take any shares.

We have granted to the underwriters the option to purchase from us up to an additional 600,000 shares of our common stock to cover over-allotments, if any, made in connection with this offering. First Albany Capital Inc., on behalf of the underwriters, may exercise this option at any time, from time to time, on or before the 30th day after the date of this prospectus supplement. If First Albany Capital Inc. exercises this option, the underwriters will each severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters are not obligated to purchase any of these additional shares if they do not exercise their over-allotment option.

We have agreed to indemnify the underwriters and their partners, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters and these persons may be required to make in respect of those liabilities.

Public Offering Price, Commissions and Discounts and Offering Expenses

The underwriters will initially offer the shares to the public at the public offering price set forth on the cover of this prospectus supplement. If all the shares are not sold at this public offering price, the representatives may change the public offering price or any other selling term.

Shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.20 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price.

The table below shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 600,000 shares:

	No Exercise	Full Exercise
Per share	$0.345	$0.345
Total	$1,380,000	$1,587,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1,000,000.

Lock-Up Agreements

We and each of our officers and directors and Pier Costamagna have entered into lock-up agreements with the underwriters. Subject to certain exceptions, these lock-up agreements generally prohibit us and each of these persons, without the prior written consent of First Albany Capital Inc., from selling, offering to sell, contracting to sell, hypothecating, pledging, granting an option to purchase or otherwise disposing of any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock or any warrants or other rights to purchase common stock or such securities. These restrictions will be in effect for 120 days after the date of this prospectus supplement. However, if we issue an earnings release or significant news or a significant event relating to us occurs, or if we announce during the 16-day period beginning on the last day the restrictions would otherwise apply, then the restrictions applicable to our officers and directors will continue to apply for 15 calendar days plus three business days from the date we issue the earnings release or the date the significant news or event occurs. At any time and without public notice, First Albany Capital Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

Stabilization, Short Positions and Passive Market Making

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These activities include stabilizing transactions, syndicate short covering, penalty bids and passive market making. The underwriters may carry out these activities on the NASDAQ National Market, in the over-the-counter market or otherwise. As a result of these activities, the price of our common stock may be higher than the price that may otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Stabilizing Transactions and Syndicate Short Covering

Stabilizing transactions consist of placing a bid or affecting a purchase for the purpose of pegging, fixing or maintaining the price of a security. Stabilizing activities may include purchases to cover short positions created by short sales. Short sales are sales by the underwriters in excess of the number of shares they are obligated to purchase from us in this offering. Short sales create short positions that can be either “covered” or “naked.” A covered short position is a short position in an amount that does not exceed the number of shares the underwriters may purchase from us by exercising their over-allotment option described above. A naked short position is a short position in excess of that amount.

The underwriters may close out a covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares by exercising their over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

Penalty Bids

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Passive Market Making

In connection with this offering certain of the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ National Market before completion of this offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the highest independent bid and making purchases at prices no higher than these independent bids and effected in response to order flow.

On each day, a passive market maker generally cannot make net purchases that exceed 30% of the passive market maker’s average daily trading volume in our common stock during a specified period. If the passive market maker reaches or exceeds this limit, the passive market maker must promptly withdraw its quotations from the NASDAQ National Market and cease effecting any bids for, or purchases of, our common stock for the remainder of the day.

Affiliations

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us, for which they have received or will receive fees. Adams Harkness, Inc. is our financial advisor in connection with the BRC acquisition.

John Jacobs, one of our directors, is a managing partner of Capital Run, an NASD member. Capital Run will not participate in any capacity in the distribution of offerings off this shelf.

LEGAL MATTERS

The validity of the our common stock to be issued in the offering and certain other legal matters for the issuer are being passed upon for us by Davis Wright Tremaine LLP, Seattle, Washington. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of IMPCO and subsidiaries appearing in IMPCO’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of BRC that appear in this prospectus supplement have been audited by Reconta Ernst & Young, S.P.A., independent auditors, as set forth in their report included herein.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus supplement and the accompanying prospectus. Information contained in this prospectus supplement and the accompanying prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus supplement and the accompanying prospectus automatically updates and supersedes any previously filed information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, until date of the special meeting. We incorporate by reference the documents listed below, and any amendments thereto.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Our Current Reports on Form 8-K filed on January 16, 2004, May 5, 2004, July 16, 2004, August 5, 2004, October 25, 2004 (as amended), December 29, 2004, January 21, 2005 and February 1, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act on July 7, 1999.

You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703, telephone (562) 860-6666, Attention: Investor Relations Department. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents so requested.

Any statement contained in a document that is incorporated by reference in this prospectus supplement and the accompanying prospectus will be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any document that we file after the date of this prospectus supplement and the accompanying prospectus that also is incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. Subject to the foregoing, all information appearing in this prospectus supplement and the accompanying prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. The securities offered by this prospectus supplement and the accompanying prospectus may only be offered in states where the offer is permitted, and we are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the dates on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act representing shares of common stock that we may offer or sell on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. This prospectus supplement and the accompanying prospectus constitutes part of that registration statement as to the offer and sale of the shares described herein. This prospectus supplement and the accompanying prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering.

You may read and copy the registration statement, including the attached exhibits and any report, statements or other information that we file at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial retrieval services and at the SEC’s worldwide website at www.sec.gov.

We provide copies of our annual and interim reports and exhibits filed with the SEC on our website, www.impco.ws. If you are a stockholder, you may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

Attention: Investor Relations Department

(562) 860-6666

We also provide on our website recent press releases and information necessary to contact our Investor Relations office if additional information is desired. Information contained in our website is not incorporated into this prospectus supplement and the accompanying prospectus.

For further information about us and the transactions described in the purchase agreement, we refer you to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus supplement and the accompanying prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to a copy of such document filed as an exhibit to the registration statement.

IMPCO TECHNOLOGIES, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

IMPCO Technologies, Inc.

We have audited the accompanying consolidated balance sheets of IMPCO Technologies, Inc. and subsidiaries as of April 30, 2002, December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended April 30, 2002, the eight months ended December 31, 2002 and the year ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMPCO Technologies, Inc. and subsidiaries at April 30, 2002, December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended April 30, 2002, the eight months ended December 31, 2002 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As more fully described in Note 16 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 10, 2004,

except for the 6th paragraph

of Note 1 and the 3rd and

5th paragraph of Note 3

as to which the date

is March 12, 2004

IMPCO TECHNOLOGIES, INC.

Consolidated Balance Sheets

(thousands of dollars except share data)

	April 30, 2002	December 31,		September 30, 2004
		2002	2003
				(unaudited)

ASSETS

Current Assets:
Cash and cash equivalents	$10,413	$1,996	$9,524	$6,781
Restricted cash	577	1,604	724	–
Accounts receivable, net	13,104	11,641	14,051	27,094
Inventories:
Raw materials and parts	7,724	8,616	9,347	10,220
Work-in-process	237	–	277	270
Finished goods	10,695	8,705	8,275	6,344

Total inventories	18,656	17,321	17,899	16,834
Deferred tax assets	2,808	1,032	283	129
Other current assets	1,881	1,649	1,648	2,145
Current assets from discontinued operation	14,386	–	–	–

Total current assets	61,825	35,243	44,129	52,983
Equipment and Leasehold Improvements:
Dies, molds and patterns	6,061	6,343	6,572	7,160
Machinery and equipment	6,126	6,317	7,792	7,967
Office furnishings and equipment	8,737	8,462	8,545	7,949
Automobiles and trucks	416	406	402	415
Leasehold improvements	2,348	3,401	3,597	3,667

	23,688	24,929	26,908	27,158
Less accumulated depreciation and amortization	15,243	16,359	18,589	19,282

Net equipment and leasehold improvements	8,445	8,570	8,319	7,876
Net goodwill and intangibles	8,921	8,921	10,106	9,901
Deferred tax assets, net	29,129	8,405	9,476	9,058
Investment in affiliates	158	12,777	25,500	26,532
Other assets	1,198	2,062	3,606	3,539
Non-current assets from discontinued operation	13,773	–	–	–

Total Assets	$123,449	$75,978	$101,136	$109,889

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$5,240	$5,166	$9,082	$10,241
Accrued payroll obligations	2,886	2,387	2,762	2,833
Other accrued expenses	1,749	2,294	4,195	4,423
Notes payable	8,625	5,860		–
Current revolving line of credit	–	8,331	5,238	9,943
Current maturities of long-term debt and capital leases	5,473	–	713	399
Current liabilities from discontinued operation	9,137	–	–	–

Total current liabilities	33,110	24,038	21,990	27,839
Term loans, net of discount	4,890	–	17,617	18,968
Capital leases	376	101	95	164
Non-current liabilities from discontinued operation	127	–	–	–
Other liabilities	–	–	1,483	1,330
Minority interest	2,268	2,217	2,822	2,638
Stockholders’ Equity:
Preferred stock, $.001 par value, authorized 500,000 shares; none issued and outstanding at April 30, 2001 and 2002, December 31, 2002, and June 30, 2003	–	–	–	–
Common stock, $.001 par value, authorized 100,000,000 shares; 10.294,377 issued and outstanding at April 30, 2002; 12,622,836 issued and outstanding at December 31, 2002; 18,568,721 issued and outstanding at December 31, 2003; 18,616,649 issued and outstanding at September 30, 2004	13	16	19	19
Additional paid-in capital	126,316	120,624	132,190	132,780
Shares held in trust	(322)	(173)	(312)	(360)
Notes receivable from officers	–	–	–	–
Accumulated deficit	(39,671)	(68,065)	(74,993)	(72,994)
Accumulated other comprehensive loss	(3,658)	(2,780)	225	(495)

Total stockholders’ equity	82,678	49,622	57,129	58,950

Total liabilities and stockholders’ Equity	$123,449	$75,978	$101,136	$109,889

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

Consolidated Statements of Operations

(thousands of dollars except per share data)

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Revenue	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146
Costs and expenses:
Cost of revenue	49,499	44,542	33,071	51,780	38,247	66,874
Research and development expense	5,870	5,856	2,635	3,803	2,693	3,190
Selling, general and administrative expense	18,561	19,676	11,922	19,638	13,036	13,279

Total costs and expenses	73,930	70,074	47,628	75,221	53,976	83,343
Operating income (loss)	6,609	(2,398)	(1,207)	(481)	2,605	7,803
Interest expense, net	(221)	929	883	4,039	2,808	4,163

Income (loss) from continuing operations before before income taxes and equity share in unconsolidated affiliates	6,830	(3,327)	(2,090)	(4,520)	(203)	3,640
Equity share of revenue (loss) from unconsolidated affiliates	–	–	–	(1,107)	(617)	718
Income tax (benefit) expense	2,903	(1,331)	23,240	668	(328)	1,499

Income (loss) from continuing operations before minority interests	3,927	(1,996)	(25,330)	(6,295)	(492)	2,859
Minority interest in income (loss) of consolidated subsidiaries	253	224	(51)	605	478	853

Income (loss) from continuing operations	3,674	(2,220)	(25,279)	(6,900)	(970)	2,006
Loss from discontinued operation	(16,777)	(25,016)	(3,115)	–	–	–

Net income (loss)	$(13,103)	$(27,236)	$(28,394)	$(6,900)	$(970)	$2,006

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.11

Loss from discontinued operation	$(1.69)	$(2.25)	$(0.22)	$–	$–	$–

Net income (loss)	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11

Diluted:
Income (loss) from continuing operations	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.10

Loss from discontinued operation	$(1.52)	$(2.25)	$(0.22)	$–	$–	$–

Net income (loss)	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10

Number of shares used in per share calculation:
Basic	9,935	11,098	14,376	16,643	16,443	18,595

Diluted	11,049	11,098	14,376	16,643	16,443	19,704

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

Consolidated Statements of Stockholders’ Equity

(thousands of dollars)

	April 30,		December 31,		September 30, 2004
	2001	2002	2002	2003
					(unaudited)
Common Stock:
Beginning balance	$8	$10	$13	$16	$19
Issuance of common stock (97,572; 328,459; 19,200; 651,807; and 54,800 shares, respectively) resulting from the exercise of stock options and warrants	–	1	–	1	–
Issuance of common stock (0; 1,625,000; 2,000,000; 1,500,00 and 0 shares, respectively) resulting from equity offerings	2	2	1	2	–
Issuance of common stock (0; 0; 2,309,470; 0; and 0 shares, respectively) in connection with an option to acquire a business	–	–	2	–	–

Ending balance	$10	$13	$16	$19	$19

Additional paid-in capital relating to common stock:
Beginning balance	$47,539	$102,832	$126,316	$120,624	$132,190
Issuance of common stock resulting from the exercise of stock options and warrants	881	2,626	157	1,753	201
Issuance of common stock resulting from equity offering, net	52,345	20,738	17,299	8,818	(90)
Issuance of common stock in connection with option to acquire a business	–	–	9,997	–	–
Fair value of stock warrants issued in connection with financing	–	–	–	995	479
Reduction in current tax liability related to stock options	2,067	120	–	–	–
Spin-off of Quantum subsidiary	–	–	(33,145)	–	–

Ending balance	$102,832	$126,316	$120,624	$132,190	$132,780

Shares held in trust for deferred compensation plan, at cost (2,878, 4,137, 15,870, 18,224 and 14,620 shares, respectively)	(143)	(322)	(173)	(312)	(360)
Notes receivable from officers	(3,914)	–	–	–	–
Retained earnings (accumulated deficit):
Beginning balance	668	(12,435)	(39,671)	(68,065)	(74,993)
Sale of treasury shares below original cost	–	–	–	(28)	(8)
Net income (loss) income applicable to common stock	(13,103)	(27,236)	(28,394)	(6,900)	2,006

Ending balance	(12,435)	(39,671)	(68,065)	(74,993)	(72,995)

Accumulated other comprehensive income (loss):
Beginning balance	$(2,726)	$(3,719)	$(3,658)	$(2,780)	$225
Foreign currency translation adjustment	(993)	178	865	2,901	(720)
Unrealized gain (loss) on derivative instrument	–	(117)	117	–	–
Unrealized gain (loss) on marketable securities available-for-sale	–	–	(104)	104	–

Ending balance	$(3,719)	$(3,658)	$(2,780)	$225	$(495)

Total stockholders’ equity	$82,631	$82,678	$49,622	$57,129	$58,949

Comprehensive income (loss):
Net income (loss)	$(13,103)	$(27,236)	$(28,394)	$(6,900)	$2,006
Foreign currency translation adjustment	(994)	178	865	2,901	(720)
Unrealized gain (loss) on derivative instrument	–	(117)	117	–	–
Unrealized gain (loss) on marketable securities available-for-sale	–	–	(104)	104	–

Comprehensive income (loss)	$(14,097)	$(27,175)	$(27,516)	$(3,895)	$1,286

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(thousands of dollars)

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Cash flows from operating activities:
Net income (loss) from continuing operations	$3,675	$(2,220)	$(25,279)	$(6,900)	$(970)	$2,007
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization of intangibles arising from acquisition	738	747	–	–	141	270
Depreciation and other amortization	1,852	2,255	1,376	3,557	2,354	2,962
Equity share in (gain) loss of unconsolidated affiliates	–	–	–	629	291	(1,177)
Valuation allowance for deferred taxes	–	–	24,000	2,376	–	–
(Gain) loss on disposal of assets	(3)	194	31	27	27	6
(Gain) loss from sale of available-for-sale securities	(17)	–	18	–	–	–
(Increase) decrease in deferred income taxes	2,555	(2,294)	(630)	(2,698)	(1,166)	571
(Increase) decrease in accounts receivable	4,170	2,123	1,463	(2,410)	(3,176)	(13,044)
(Increase) decrease in inventories	1,603	4,046	1,335	(580)	1,330	1,066
Increase (decrease) in accounts payable	(4,668)	(400)	(75)	3,916	2,300	1,159
Increase in accrued expenses	255	461	45	2,277	1,986	302
Minority interests in income (loss) of consolidated subsidiaries	253	224	(51)	605	478	(184)
Other, net	7	168	(549)	42	(2,419)	(399)

Net cash provided (used) by operating activities	10,420	5,304	1,684	841	1,176	(6,461)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(3,489)	(3,086)	(1,711)	(1,744)	(1,685)	(1,099)
Business acquisition cost	(128)	(211)	(2,619)	(13,622)	(12,209)	(215)
Purchase of available-for-sale securities	(15,736)	–	–	–	–	–
Sale of available-for-sale securities	15,785	–	7	–	–	–
Proceeds from sale of equipment	9	3	131	3	3	1

Net cash used in investing activities	(3,559)	(3,294)	(4,192)	(15,363)	(13,891)	(1,313)

Cash flows from financing activities:
Increase (decrease) under revolving line of credit	(13,513)	3,575	(2,765)	(623)	(1,501)	4,705
Payments on term loans	(2,945)	(1,380)	(1,837)	(6,855)	(7,903)	(1,169)
Proceeds from term loans	7,500	1,750	–	17,250	20,300	1,194
Payments of capital lease obligation	(643)	(288)	(275)	(402)	(409)	(50)
(Acquire) dispose common shares held in trust	–	–	(15)	(167)	14	(143)
Decrease (increase) in restricted cash	–	(815)	(1,028)	881	949	724
Proceeds from issuance of common stock	53,195	23,198	17,458	10,573	1,146	201
Increase (decrease) on notes receivable from officers	(3,914)	3,914	–	–	–	–

Net cash provided by financing activities	39,680	29,954	11,538	20,657	12,596	5,462

Net cash provided by (used by) continuing operations	46,541	31,964	9,030	6,135	(119)	(2,312)
Net cash used in discontinued operation	(33,244)	(38,347)	(18,312)	–	–	–
Non-cash transaction from financing activities	–	–	–	–	–	83
Translation adjustment	280	209	865	1,393	1,144	(514)

Net increase (decrease) in cash and cash equivalents	13,577	(6,174)	(8,417)	7,528	1,025	(2,743)
Cash and cash equivalents at beginning of period	3,010	16,587	10,413	1,996	1,996	9,524

Cash and cash equivalents at end of period	$16,587	$10,413	$1,996	$9,524	$3,021	$6,781

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of Presentation and Description of the Business—The consolidated financial statements of IMPCO Technologies, Inc. (“IMPCO” or the “Company”) include the accounts of the Company and its majority owned subsidiaries IMPCO-BERU Technologies B.V. (“IMPCO BV”); its wholly owned subsidiaries IMPCO Technologies, Pty. Limited (“IMPCO Pty”), IMPCO Tech Japan K.K. (“IMPCO Japan”) and Grupo I.M.P.C.O. Mexicano, S. de R.L. de C.V. (“IMPCO Mexicano); and its joint ventures Minda IMPCO Technologies Limited, IMPCO-Egypt, and CNGC-IMPCO Technologies, LLC (“CNGC”). The Company has a 40% interest in a joint venture, Minda IMPCO Limited, and uses the equity method for reporting the results of this entity. The Company has purchased 50% of B.R.C. Societá a Responsabilitá Limitata (“BRC”). The Company uses the equity method to recognize the assets and liabilities of BRC in the Company’s consolidated results. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a designer, manufacturer and supplier of components and systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for use in primarily internal combustion engines.

On July 23, 2002, the Company completed the distribution and spin-off of Quantum Technologies Worldwide, Inc. (“Quantum”), a wholly owned subsidiary, by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, July 5, 2002. The Company released Quantum from its liability related to the $8.6 million line of credit with Bank of America and contributed cash of $15.0 million to supply liquidity and Quantum’s short-term operating needs. As a result of the spin-off, the Company no longer holds any continuing interest in Quantum and has reported Quantum as a discontinued operation in the consolidated financial statements for all periods presented.

On November 14, 2002, the Company changed its fiscal calendar from April 30 to December 31. The consolidated financial statements and the accompanying notes include the “transition period” for the eight months ended December 31, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. The Company uses cash generated from operations, bank financings and sales of its equity securities to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. In July 2003, the Company concluded new loan agreements with Bison Capital Structured Equity Partners, LLC (“Bison”) for $20.0 million and with LaSalle Business Credit, LLC (“LaSalle”) for a maximum amount of $12.0 million. From these proceeds, the Company repaid the Bank of America line of credit and term loans for a total of $11.3 million. In December 2003, the Company completed a private placement to institutional investors of 1.5 million shares of its common stock in which it received approximately $9.0 million in net proceeds, after discounts, commissions and expenses.

At December 31, 2003 the Company was not in compliance under terms of the LaSalle and Bison agreements. See also Note 3. At December 31, 2003 the Company had received waivers from LaSalle and Bison for covenant non-compliance conditions. Bison granted the Company a modified EBITDA calculation for 2004 and a further waiver in maintaining its Term Loan status as a long term liability throughout 2004. LaSalle granted the Company an amendment on March 12, 2004 which resulted in additional borrowing line capacity of $2.6 million. Management believes that LaSalle will work with the Company to amend its credit arrangement for the remainder of its term. Accordingly, management believes that the Company has sufficient resources to meet its current financial obligations and finance its operations through December 31, 2004.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

It is possible that the Company may require additional sources of financing in order to capitalize on opportunities that management believes currently exists in the alternative fuel market and to invest in long-term business opportunities. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all.

(b) Cash and Cash Equivalents—The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

(c) Restricted Cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in-place, the amounts are reclassified to cash and cash equivalents.

(d) Inventories—Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(e) Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method over the assets’ estimated useful lives, ranging from three to seven years. Amortization of leasehold improvements and equipment under capital leases is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms.

(f) Intangibles Arising from Acquisitions—Intangibles arising from acquisitions, primarily goodwill, are recorded based on the excess of the acquisition cost over the fair value of amounts assigned to tangible assets and liabilities. Goodwill and other unidentifiable intangible assets that arise from acquisitions are subject to an annual evaluation in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, for the purpose of determining any impairment and would be recognized as goodwill expense.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. Other identifiable intangible assets continue to be amortized over their useful lives.

The Company has applied the rules on accounting for goodwill and other intangible assets beginning in the first quarter of the transition period ended December 31, 2002. Application of the non-amortization provisions of the Statement has resulted in an increase in net income of approximately $0.5 million ($0.03 per share) for the transition period ended December 31, 2002 and approximately $0.8 million ($0.05 per share) for the fiscal year ended December 31, 2003. The Company has completed the impairment tests as required upon adoption of SFAS No. 142 and the annual evaluation thereof for impairment and has determined that there is no impairment to its recorded goodwill balance as of December 31, 2003.

(g) Warranty Costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

(h) Research and Development Costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

(i) Revenue Recognition—Revenue is recognized when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. Also, in accordance with Emerging Issues Task Force No. 00-10, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

(j) Minority Interests in Subsidiaries—The balance sheet amounts in minority interest at December 31, 2003 represent 49% of the equity held by the single minority stockholder in IMPCO BV, 49% of the equity held by a single minority stockholder in IMPCO Fuel Systems, and a subsidiary of IMPCO Pty, 40% of the equity held by a joint venture partner in Minda IMPCO. Minority interest represents the minority stockholder’s proportionate share of equity in those subsidiaries.

(k) Net Income Per Share—Basic income per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents. In addition to net income (loss) per share, basic and diluted earnings per share are also presented for income (loss) from continuing operations and income (loss) from discontinued operation as appropriate.

(l) Stock Based Compensation—In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 Accounting For Stock Based Compensation, which established accounting and reporting standards for stock based employee compensation plans effective after fiscal year 1996. SFAS No. 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Entities electing to remain on the “intrinsic value based” method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS No. 123, but has provided pro forma disclosures.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting For Stock Based Compensation—Transition and Disclosure. SFAS No. 148 amended SFAS No. 123 to provide new guidance concerning the transition when a company changes from the intrinsic-value method to the fair-value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and in condensed interim financial statements. Certain disclosure provisions of SFAS No. 148 were adopted by the Company in its financial statements prepared as of December 31, 2003.

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Calculated annual volatility	69.5%	74.8%	79.3%	83.3%	83.3%	74.1%
Risk free interest rate	5.6%	5.0%	4.4%	4.0%	4.0%	3.5%
Expected life of the option (years)	6.0	6.0	6.0	6.0	6.0	6.0

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

The estimated fair value of the options is amortized to expense over the options’ vesting period for pro forma disclosures. The per share “pro forma” for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of the effects on reported net income/loss for future years. The Company’s “reported” and “pro forma” information for the periods April 30, 2001 and 2002, and at December 31, 2002 and 2003 are as follows (in thousands of dollars except per share data):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Income (loss) as reported	$(13,103)	$(27,236)	$(28,394)	$(6,900)	$(970)	$2,006
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(461)	(691)	(545)	(2,012)	(1,509)	(1,541)

Pro forma net income (loss)	$(13,564)	$(27,927)	$(28,939)	$(8,912)	$(2,479)	$465

Basic earnings per share:
Net income (loss) as reported	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11

Pro forma income (loss)	$(1.37)	$(2.52)	$(2.01)	$(0.54)	$(0.15)	$0.03

Diluted earnings per share:
Net income (loss) as reported	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10

Pro forma income (loss)	$(1.23)	$(2.52)	$(2.01)	$(0.54)	$(0.15)	$0.02

The Financial Accounting Standards Board has also issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company considers the impact of these rules when adopting new stock option plans and when granting any options.

(m) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of —Impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write down the value of the assets recorded in the balance sheet.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations For a Disposal of a Segment of a Business”. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted SFAS No. 144 as of May 1, 2002, which

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

did not have a significant impact on the Company’s financial position and results of operations, except that the Quantum operations is presented as a discontinued operation.

(n) Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Reclassifications—Certain prior year amounts have been reclassified to conform to current presentations.

(p) Foreign Currency Translation—Assets and liabilities of the Company’s foreign subsidiaries are generally translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a foreign currency component of other comprehensive income in stockholders’ equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. Dollar. The functional currency for all of the Company’s international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. Dollar increases costs incurred by the subsidiaries because most of its international subsidiaries’ inventory purchases are U.S. Dollar denominated. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. Dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. At December 31, 2003, the Company had a single foreign exchange forward contract in which gains and losses are ordinarily recognized in the consolidated statement of operations as the fair value of the contracts fluctuates.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that operate as a hedge of an identifiable foreign currency commitment, are included in the results of operations as incurred.

(q) Financial Instruments—At December 31, 2003, the Company’s financial instruments recorded on the balance sheet include cash equivalents, capital lease obligations, short-term bank debt, and restricted cash. Because of the short maturity, short-term bank debt approximates fair value. At December 31, 2003, the fair value of the Company’s long-term debt and capital lease obligations approximated carrying value.

The Company periodically enters into foreign currency forward contracts and interest rate swap agreements. When the Company enters into foreign currency forward contracts, it does so to hedge identifiable foreign currency commitments. Foreign currency contracts reduce the Company’s exposure to unfavorable fluctuations in foreign currencies versus the U.S. dollar. Realized gains and losses on these contracts are included in the measurement of the related foreign currency transaction. The Company, from time to time, uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount and tenor as the related debt instrument principle. As of December 31, 2003, the Company had a single foreign exchange forward contract of approximately $0.5 million for the purpose of hedging foreign exchange exposure.

(r) New Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (“FIN 46”). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity (“VIE”) by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. The effective date for FIN 46 was deferred for public companies until the end of periods ending on or after December 15, 2003. Adoption of FIN 46 did not have an impact on the Company.

For the Nine Months Ended September 30, 2004 (Unaudited)

In December 2003, the FASB issued Interpretation No. 46 (R), Consolidation of Variable Interest Entities, which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2002; however, disclosures are required currently if the Company expects to consolidate any variable interest entities.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated statements of cash flows.

2. Acquisitions

B.R.C. Societá a Responsabilitá Limitata.  On July 22, 2003, in conjunction with the refinancing of the Company, the deferred payment of $7.0 million was paid to the equity holders of BRC consequently completing the 50% acquisition of BRC. As of December 31, 2003, the Company had incurred acquisition costs of approximately $25.5 million, which is shown on the consolidated balance sheet as part of investment in affiliates. The corresponding costs incurred as of December 31, 2002 totaled $12.5 million.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

The Company uses the equity method of accounting to recognize the investment in and the results of BRC in the Company’s financial position at December 31, 2003 and for the fiscal year ended December 31, 2003. The condensed balance sheet for BRC as of December 31, 2002 and 2003 and the statements of operations for the years ended December 31, 2002 and 2003 follow (in thousands of dollars):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Current assets	$25,641	$23,441	$38,116
Long-term assets	5,997	9,182	8,397

Total assets	$31,638	$32,623	$46,513

Current liabilities	$11,609	$6,163	$18,130
Long-term liabilities	3,357	4,155	4,045
Shareholders’ equity	19,672	22,305	24,338

Total liabilities and shareholders’ equity	$34,638	$32,623	$46,513

	Year Ended December 31,		Nine Months Ended September 30,
	2002	2003	2003	2004
			(Unaudited)
Revenue	$32,809	$36,280	$27,821	$38,724
Cost of materials	16,328	18,811	15,063	19,147

Gross profit	16,481	17,469	12,758	19,577
Operating expenses	14,610	17,657	12,952	15,793

Operating income (loss)	1,871	(188)	(194)	3,784
Interest expense, net	622	241	167	(1)
Other (income) expense	1,288	497	150	(249)

Pre-tax income (loss)	(39)	(926)	(511)	4,034
Income tax expense (benefit)	980	239	267	1,795

Net income (loss)	$(1,019)	$(1,165)	$(778)	$2,239

In accordance with the BRC option agreement, the Company has the option to acquire at least 90% ownership in BRC after the 2006 calendar year based upon a price determined by a multiple of earnings before interest and taxes adjusted for depreciation and amortization and other quantitative factors.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

The following supplemental condensed consolidated pro forma statements of operations for IMPCO for the year ended December 31, 2002 and 2003 are prepared to give effect to the acquisition of 50% of BRC as if the transaction had occurred on January 1, 2002 instead of July 22, 2003 (in thousands of dollars, except for per share data):

	Year Ended
	2002	2003
Revenue	$68,390	$74,740
Net loss	$(37,332)	$(6,895)

Net loss per share:
Basic:
Net loss	$(2.72)	$(0.41)

Diluted:
Net loss	$(2.72)	$(0.41)

Number of shares used in per share calculation:
Basic	13,744	16,643

Diluted	13,744	16,643

Related Party Transaction

In July 2003, the Company made the final deferred payment to the BRC equity holders, which completed the $23.8 million acquisition of a 50% equity interest in BRC. Mr. Mariano Costamagna is the Chief Executive Officer of MTM S.r.l., an Italian corporation and a wholly owned subsidiary of BRC and, prior to the transaction, directly or indirectly held a 50% equity interest in BRC. In connection with this purchase, the Company paid $6.9 million and issued 1,039,262 shares of common stock to Mr. Costamagna or his spouse, representing payment for one-half of the 50% equity interest he held directly or indirectly in BRC. Mr. Costamagna was elected to a three-year term as a Company director beginning June 12, 2003. Mr. Costamagna presently owns 20% equity interest in BRC, and other members of his immediate family own between 5% and 20% of the equity interest in BRC.

For the Nine Months Ended September 30, 2004 (Unaudited)

Subsequent Event

On October 25, 2004, the Company announced that it had entered into an agreement to acquire the remaining 50% equity interest of BRC from BRC’s founders Mr. Mariano Costamagna, a Company director, and Mr. Pier Antonio Costamagna in exchange for $37.6 million, of which approximately $10.0 million will be paid in cash and the remainder with 5.1 million shares of the Company’s common stock. This acquisition is subject to financing contingencies and certain other conditions, including redemption of the Bison senior subordinated promissory note issued in July 2003. The transaction is subject to stockholders’ approval and the receipt of consent from the Company’s senior lender, LaSalle. The transaction is expected to close before March 31, 2005. On December 29, 2004, the Company paid off the Bison note for $22.0 million using funds acquired from a loan from MTM S.r.l. in the amount of $22.0 million. The MTM loan carries an interest rate equal to 1.5% over the 3-month EURIBOR per annum, and matures on December 31, 2009.

In addition, effective January 1, 2005, Mr. Mariano Costamagna has become the Company’s new Chief Executive Officer. Mr. Robert M. Stemmler, the Chairman of the Board of Directors, has resigned as Chief Executive Officer and has assumed a fulltime position as an employee-consultant.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

3. Debt Payable

The Company’s debt payable is summarized as follows (in thousands of dollars):

	April 30,		December 31,		September 30, 2004
	2001	2002	2002	2003
					(unaudited)
(a) Bank of America NT&SA:
Revolving line of credit	$3,914	$8,625	$5,860	$–	$–
Mexican peso line of credit	541	–	–	–	–
Term loan	8,894	6,353	4,447	–	–
Capital lease and capital expenditure lines of credit facilities	1,436	1,516	2,327	–	–
(b) Senior subordinated secured promissory note—Bison Capital Structured Equity Partners, LLC	–	–	–	17,483	18,530
(c) Revolving promissory note—LaSalle Business Credit, LLC	–	–	–	5,238	9,673
(d) Credit facility—Fortis Bank (formerly Mees Pierson)	1,461	1,068	715	–	–
(e) Term loan—The Hong Kong and Shanghai Banking Corp. Ltd. Line of credit	776	500	540	598	–
(f) Notes payable	–	–	–	134	438
(g) Other loans	162	–	–	72	669
Other capital leases	572	1,423	222	138	164
Derivative instruments	–	195	181	–	–

	$17,756	$19,680	$14,292	$23,663	$29,474
Less: current portion	9,758	14,287	14,191	5,951	10,342

Non-current portion	$7,998	$5,393	$101	$17,712	$19,132

(a) Bank of America NT&SA

On July 21, 2003 the Company completed the refinancing of the Bank of America debt and secured additional financing to complete the 50% acquisition of BRC and to provide for working capital. All of the amounts outstanding under the Bank of America agreements including accrued interest were settled in full.

(b) Senior Subordinated Secured Promissory Note—Bison Capital Structured Equity Partners, LLC

On July 18, 2003 the Company entered into an agreement with Bison Capital Structured Equity Partners, LLC to sell to Bison a senior subordinated secured promissory note in the amount of $20.0 million bearing interest at a rate of 11.25%. Interest payments are due monthly over the term of the note and the principal amount of the note is due in full on July 18, 2007. The proceeds of the note were approximately $17.3 million and resulted in a loan discount of approximately $2.7 million, which is amortized to interest expense over the term of the note. At December 31, 2003 the carrying value of the note was approximately $17.5 million. Approximately $1.0 million was recognized as interest expense from inception of the agreement to December 31, 2003. The Bison note is secured by the foreign assets of the Company. At December 31, 2003, the Company was in default for not meeting certain financial measurement covenants at the end of the 4th quarter. The Company has obtained a waiver of its covenants at December 31, 2003, and certain covenant amendments for the remainder of 2004. The Company will be required to pay the default rate of interest for the first quarter of 2004

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

(3% over the stated rate) in cash amounting to $150,000. The default rate of interest thereafter will be paid in kind and increase 150 basis points each quarter (up to a maximum of 18% per annum) as long as the Company does not perform to the covenants established at the inception of the loan. (See Note 1)

In conjunction with the promissory note agreement the Company issued warrants to Bison to purchase 500,000 shares of the Company’s common stock at a price of $2.00. In September 2003, Bison exercised the warrants and acquired 500,000 shares of common stock.

(c) Revolving Promissory Note—LaSalle Business Credit, LLC

On July 18, 2003 the Company entered into a revolving promissory note with LaSalle Business Credit, LLC for a maximum amount of $12.0 million bearing interest at a rate of prime plus 1%. The note is payable in full on July 18, 2006. The Company’s availability under this facility is determined by a percentage of eligible accounts receivable and inventory balances as defined by the asset-based lending agreement. As of December 31, 2003, $5.2 million was outstanding under the line of credit at an interest rate of 5.0% and approximately $1.6 million was unused and available under the line. As of December 31, 2003 the Company was in default for not meeting certain financial measurement covenants at the end of the 4th quarter. The Company has obtained a waiver of its covenants at December 31, 2003. Based upon a request by the Company, the lender has granted the Company an amendment whereby two large customers accounts will be granted up to 40% balance availability in the borrowing base (previously 15%), resulting in greater access to the credit facility. Based upon discussions with the bank, management believes that covenants may be subject to a re-negotiation which could result in better matching with the Company’s current performance capacities. (See Note 1)

(d) Credit Facility—Fortis Bank

IMPCO BV has secured a € 2.3 million ($2.9 million) revocable credit facility with Fortis Bank in the Netherlands. The interest rate is determined on a weekly basis using a weighted average of several money market indices. IMPCO BV’s borrowings under this facility may not exceed the combined total of 70% of the book value of its eligible accounts receivable and 50% of the book value of its inventory (or the current market value when lower) with a maximum of € 1.0 million. At December 31, 2003, the interest rate was 4.0% with no outstanding balance.

(e) The Hong Kong and Shanghai Banking Corporation Ltd.

Line of Credit.  In April 2002, IMPCO Japan secured a ¥64.0 million ($0.6 million) line of credit facility with the Hong Kong and Shanghai Banking Corporation Ltd. (“HSBC”), Osaka Branch. This line of credit was renewed in March 2003 with a fixed interest rate of 1.685% for a period of 12 months and matures in April 2004. The line of credit is cash secured from a restricted account with National Australian Bank Limited, which issued a stand-by letter of credit to HSBC as collateral for the line of credit. At December 31, 2003, the outstanding loan balance was ¥64.0 million bearing interest at a rate of 1.685%.

(f) Notes Payable

During April and May of 2003, the Company entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. The bridge loans bore interest at a rate of 12% and matured in October 2003. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46, or 120% of market price. During July 2003,

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

approximately $1.0 million of the loans was repaid, and the remaining loans and accrued interest in the amount of $2.2 million and $0.1 million, respectively, were repaid in full in December 2003. In September 2003, the Company borrowed € 0.5 million from an affiliate company and repaid the note plus accrued interest in December 2003.

In the fourth quarter of 2003, the Company’s majority owned subsidiary, Minda IMPCO Ltd., of India entered into several loan agreements and obtained a total of INR6.0 million ($134,000) in loans with an average interest rate of 14.0% and two year maturities.

(g) Other Finance Loans

In May and September of 2003, the Company financed certain insurance policies through a third party lender. As of December 31, 2003 the balance of these loans was approximately $0.1 million, which mature in March 2004 and bear interest at 5.8%.

(h) Loans from a Director

On March 31, 2003, a Company director extended to the Company a loan commitment of $8.0 million expiring May 31, 2003, subsequently reduced to $1.5 million and extended to January 31, 2004. In connection with the loan commitment, the Company granted to the director 200,000 warrants, fully vested, at a price of $2.51, which expire in four years.

On June 30, 2003, the 10% minority holder of IMPCO Mexicano exercised his put option for $0.5 million. The Company entered into an agreement whereby the same Company director agreed to purchase the 10% interest for $0.5 million and would allow the Company to re-purchase the 10% interest at cost. In December 2003, the Company repaid the director $0.5 million, plus accrued interest of $49,998, for his 10% interest and the Company owns 100% of IMPCO Mexicano.

At December 31, 2003, the Company’s weighted average interest rate on debt payables was 13.1%.

For the Nine Months Ended September 30, 2004 (Unaudited)

At September 30, 2004 the carrying value of the Bison note was approximately $18.5 million. At December 31, 2003 and September 30, 2004, the unamortized loan discount balances were approximately $2.5 million and $2.1 million, respectively. Approximately $3.7 million was recognized as interest expense in the nine months ended September 30, 2004. The Bison note is secured by a pledge of the equity securities of the Company’s non-U.S. subsidiaries. At December 31, 2003 and at June 30, 2004, the Company was in default for not meeting certain financial measurement covenants at the end of the fourth quarter of 2003 and at April 30, 2004. The Company obtained a waiver of these defaults at December 31, 2003 and at June 30, 2004, and for certain covenant amendments for the remainder of 2004. The Company paid the default rate of interest for the first quarter of 2004 (3% over the stated rate) in cash amounting to $150,000. The default rate of interest thereafter will be paid in kind (“PIK”) and increase 150 basis points each quarter (up to a maximum of 18.75% per annum) as long as the Company does not perform up to the covenants established at the inception of the loan. As of September 30, 2004, the Company was in compliance with the revised covenant amendments as contained in the amended agreement, dated March 12, 2004. At September 30, 2004, the effective interest rate per annum including the PIK interest was 17.25%.

On December 29, 2004 the Company paid off the Bison note in the amount of $22.0 million including principal of $20.0 million, a prepayment penalty of $1.0 million and accrued interest related to previous default conditions of $1.0 million. At the same time, the Company entered into a loan agreement with MTM S.r.l, a

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

wholly owned subsidiary of BRC, pursuant to which the Company borrowed $22.0 million. The interest rate will be determined as 1.5% over the 3-month EURIBOR rate per annum. The loan requires quarterly payments beginning in April 2005 and matures on December 31, 2009. The quarterly principal payment for the first two years is $650,000. During the third, fourth and fifth years, Quarterly principal payments due are $800,000, $1,000,000 and $1,150,000, respectively.

As of September 30, 2004, approximately $9.7 million was outstanding under the LaSalle line of credit and approximately $2.1 million was unused and available under the line. Approximately, $0.4 million was recognized as interest expense in the first nine months of 2004. At December 31, 2003, the Company was in default for not meeting certain financial measurement covenants at the end of the fourth quarter of 2003. The Company obtained a waiver of its covenants at December 31, 2003 and at June 30, 2004. During October 2004, the Company concluded its negotiations and executed an agreement with LaSalle, effective June 30, 2004, which established revised financial covenants consistent with the Company’s business projections through the current term of the agreement. As of September 30, 2004, the Company was in compliance with the terms and conditions of the loan agreement, as amended.

According to terms of the Company’s loan agreement with LaSalle, the Company requires LaSalle’s consent to acquire the remaining 50% equity interest of its Italian affiliate, BRC, and to enter into the loan agreement with MTM S.r.l. On December 10, 2004, the Company received LaSalle’s consent for both transactions.

4. Marketable Securities

The Company’s deferred compensation plan (“plan”) acquired 17,978 shares of Quantum common stock at an average price of $9.12 per share in accordance with the Quantum spin-off, dated July 23, 2002. These shares were classified as marketable securities available-for-sale and are included as part of other assets on the consolidated balance sheet as of December 31, 2002. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, unrealized gains and losses on marketable securities classified as available-for-sale are recognized as a component of other accumulated comprehensive income in the equity section of the consolidated balance sheet. During the fourth quarter of 2003, the plan was instructed to sell its shares of Quantum and use the proceeds to acquire shares in IMPCO. As of December 31, 2003, the unsold Quantum shares were classified as trading securities in accordance with SFAS No. 115 and the unrealized loss in the amount of $39,000 carried in other accumulated comprehensive income was recognized as part of selling, general and administrative expense on the consolidated statements of operations. In February 2004, 10,844 shares of Quantum were sold at an average price of $9.17 and 12,725 shares of IMPCO were acquired at an average price of $7.69. As of December 31, 2003, approximately $0.1 million was classified as marketable securities held for trading as part of other assets on the balance sheet.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

5. Income Taxes

The provision for (benefit from) income taxes consists of the following (in thousands of dollars):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003
	2001	2002
Current:
Federal	$(529)	$(400)	$–	$–
State	103	1	1	–
Foreign	774	519	42	807

	348	120	43	807

Deferred:
Federal and State	2,555	(1,451)	(803)	(2,479)
Foreign	–	–	–	(139)
Change in Valuation Allowance	–	–	24,000	2,479

Total provision (benefit) for income taxes for continuing operations	$2,903	$(1,331)	$23,240	$668

Provision (benefit) for income taxes for discontinued operation	$(11,832)	$(16,675)	$(2,076)	$–

Income (loss) before income taxes and minority interest of consolidated subsidiaries and dividends for U.S. and foreign-based operations is shown below (in thousands of dollars):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003
	2001	2002
Continuing operations:
U.S.	$5,568	$(3,767)	$(2,713)	$(6,135)
Foreign	1,262	440	623	1,615

Total Continuing Operations	6,830	(3,327)	(2,090)	(4,520)
Discontinued Operations	(28,610)	(41,693)	(5,191)	–

Total income (loss) before income taxes and minority interests	$(21,780)	$(45,020)	$(7,281)	$(4,520)

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is as follows:

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003
	2001	2002
	%	%	%	%
Federal statutory income tax rate	(34.0)	(34.0)	(34.0)	(34.0)
Permanent differences	3.5	0.9	32.7	2.4
State tax, net	(1.6)	(0.7)	(11.8)	0.0
Foreign tax, net	1.6	0.8	(8.1)	2.6
Research and development credit	(10.5)	(7.0)	(15.2)	(3.4)
Valuation Allowance	0.0	0.0	1,148.1	47.1

Effective tax rate	(41.0)	(40.0)	1,111.7	14.7

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

The components of the Company’s deferred tax liabilities and assets is as follows (in thousands of dollars):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003
	2001	2002
Deferred tax liabilities:
Tax over book depreciation	$(1,203)	$(1,432)	$(1,275)	$(863)
Other	(1,791)	(3,253)	(2,857)	(3,824)

	(2,994)	(4,685)	(4,132)	(4,687)
Deferred tax assets:
Tax credit carryforwards	7,944	10,739	10,878	12,533
Net operating loss carryforwards	5,118	22,455	25,498	27,580
Inventory reserves	961	1,480	299	350
Other provisions for estimated expenses	1,741	1,948	894	462

	15,764	36,622	37,569	40,925

Valuation Allowance	–	–	(24,000)	(26,479)

Net deferred tax assets	12,770	31,937	9,437	9,759
Less: deferred tax assets-current	2,169	2,808	1,032	283

Deferred tax assets non-current	$10,601	$29,129	$8,405	$9,476

The increase in valuation allowance of approximately $2.5 million is attributable to the increase in deferred tax assets, primarily due to the increase of net operating loss carryforwards. The total valuation allowance of approximately $26.5 million as of December 31, 2003 was recognized based on the weight of available evidence that it is more likely than not that this portion of the deferred tax asset will not be realized within the next three years, notwithstanding that some of those assets may have longer lives under applicable tax laws. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes, based on its history of prior operating earnings, its spin-off of the Quantum division and its expectations of future earnings, that operating income of the Company will more likely than not be sufficient to realize the future benefits of the amount classified as net deferred tax asset. Future adverse changes in market conditions, poor operating results or a decline in our projections about future profitability may affect the Company assessment of the adequacy of the valuation allowance and, consequently, the net carrying value of net deferred tax assets. In the event that the Company determines that it is more likely than not that it would be unable to realize an additional portion of the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be charged to income in the period such determination was made.

For the year ended December 31, 2003, the Company has a federal research and development tax credit carryforward available for federal income tax purposes of approximately $5.1 million that, if not used, will begin to expire in 2009. Federal net operating loss carryforwards of $72.0 million will begin to expire in 2021. Additionally, the Company has an alternative minimum tax credit carryforward available for federal income tax purposes of approximately $0.2 million that will carryforward indefinitely until utilized and a foreign tax credit of $0.7 million that expires in 2004 if not utilized. The Company also has research and development credit carryforwards for state income tax purposes of approximately $4.6 million, which do not expire for tax reporting purposes. State net operating loss carryforwards of approximately $33.0 million, which will begin to expire in 2008.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Nine Months Ended September 30, 2004 (Unaudited)

For the nine months ended September 30, 2004, undistributed earnings of the Company’s foreign subsidiaries were approximately $2.0 million. Undistributed earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practical because of the complexities associated with its hypothetical calculation. In April 2004, the Company’s 51% owned subsidiary in Holland paid a €2.0 million dividend in which the Company received approximately $1.2 million in cash. Accordingly, the Company recognized a tax expense of approximately $0.3 million in the three months ended June 30, 2004.

6. Discontinued Operation

On July 23, 2002, the Company completed the distribution and spin-off of its Quantum subsidiary by distributing one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. The Company assumed approximately $8.6 million outstanding under the line of credit with Bank of America and also made a contribution in cash of $15.0 million to Quantum as part of the spin-off transaction and was presented in net cash used in discontinued operations in the consolidated statements of cash flows for. As a result of the spin-off of Quantum, the Company no longer holds any continuing interest in Quantum.

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective as of May 1, 2002. Under the provisions of SFAS No. 144, the results of operations of Quantum are presented as discontinued operations in the Company’s consolidated balance sheets.

Operating results of discontinued operations for the period May 1, 2002 to the date of the Quantum spin-off, July 23, 2002, and for the preceding fiscal years ended April 30, 2002 and 2001, are as follows (in thousands of dollars):

	Fiscal Years Ended April 30,		May 1, 2002 to July 23, 2002
	2001	2002
Revenue	$23,358	$23,403	$4,446
Costs and expenses:
Cost of product sales	19,452	25,581	3,514
Research and development expense	26,687	32,657	4,730
Selling, general and administrative expense	5,499	6,379	1,296

Total costs and expenses	51,638	64,617	9,540
Operating loss	(28,280)	(41,214)	(5,094)
Interest expense	329	479	97

Loss before income taxes	(28,609)	(41,693)	(5,191)
Income tax benefit	(11,832)	(16,676)	(2,076)

Loss from discontinued operation	$(16,777)	$(25,017)	$(3,115)

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

7. Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at December 31, 2003 are as follows (in thousands of dollars):

	Lease Obligations
Fiscal Years Ended December 31,	Capital Leases	Operating Leases
2004	$47	$1,384
2005	41	592
2006	32	476
2007	33	465
2008	–	460
Thereafter	–	1,575

Total minimum lease payments	$153	$4,952

Less: imputed interest	15

Present value of future minimum lease payments	138
Less: current portion	43

Long-term capital lease obligation	$95

Total rental expense under the operating leases for fiscal years ended April 30, 2001, and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003 were approximately $1.6 million, $1.7 million, $1.4 million, and $2.0 million respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

At April 30, 2001, and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003 approximately $1.7 million, $1.1 million, $0.6 million, and $0.2 million were outstanding under the Company’s capital lease facility, respectively. At December 31, 2003, the gross and net assets acquired under the capital lease facility were approximately $3.4 million and $0.4 million, respectively. Amortization of these assets is included in depreciation expense.

(b) Contingencies

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Based on advice from legal counsel, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s consolidated financial statements.

(c) Investment and Tax Savings Plan

The Company’s Investment and Tax Savings Plan (the “Plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

3.0% of compensation. Approximately 69% of eligible employees were enrolled in the 401(k) plan at December 31, 2003. Employer contributions approximated $0.6 million, $0.6 million, $0.2 million, and $0.3 million for fiscal years ended 2001 and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003 respectively.

(d) Pension Expense

The Company’s 51% owned subsidiary in The Netherlands has a defined benefit pension plan for employees over 25 years of age and mandatory retirement at age 65. The post-retirement benefit is 70% of the highest annual compensation level earned during employment. The Company purchases and fully funds this benefit with a state-approved insurance carrier who takes full responsibility for paying post-retirement benefits. For the years ended April 30, 2001 and 2002, the eight months ended December 31, 2002, and the year ended December 31, 2003, the Company paid approximately $0.1 million, $0.3 million, $0.2 million, and $0.5 million, respectively.

8. Stockholders’ Equity

(a) Stockholder Protection Rights Agreement

On June 30, 1999, the Company’s Board of Director’s adopted a Stockholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of IMPCO common stock. Each right entitles the holder, upon certain events, to purchase, at an exercise price of $45 per share, shares of common stock with a value equal to twice the exercise price. The dividend was paid on July 26, 1999 to stockholders of record on July 12, 1999.

(b) Stock Options

The Company has eight stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vest in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. On June 12, 2003, the stockholders of IMPCO approved the 2003 Stock Incentive Plan (“Plan”), which provides for the issuance of up to 800,000 shares of the Company’s common stock. Subject to the provisions of the Plan, the Company’s board of directors or a committee appointed by the board will determine who will receive shares or options, the number of shares or options granted, the type of options granted (incentive or non-qualified), the manner of exercise and the exercise price of the options.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

In connection with the spin-off of Quantum, all stock options outstanding on the spin-off date were split into one option of IMPCO and one option of Quantum stock. The exercise price of both the IMPCO and Quantum stock options was adjusted based on the relative market values of both companies on the first trading day following the spin-off. Options exercised prior to the spin-off of Quantum were made at the exercise price prior to such adjustment. All vesting schedules remain the same and the option holders are not required to exercise their options concurrently.

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 2000	1,321,931	$4.88
Granted	416,453	7.27
Exercised	(97,572)	5.06
Forfeited	(46,047)	8.78

Outstanding at April 30, 2001	1,594,765	$5.39
Granted	232,000	6.17
Exercised	(328,459)	4.48
Forfeited	(120,826)	6.60

Outstanding at April 30, 2002	1,377,480	$5.53
Granted	819,000	3.30
Exercised	(19,200)	4.28
Forfeited	(98,787)	6.72

Outstanding at December 31, 2002	2,078,493	$4.61
Granted	988,000	5.04
Exercised	(141,807)	5.20
Forfeited	(173,853)	4.90

Outstanding at December 31, 2003	2,750,833	$4.72
Granted	802,500	5.69
Exercised	(34,800)	4.14
Forfeited	(76,000)	6.13

Outstanding at September 30, 2004 (unaudited)	3,442,533	$4.92

Shares exercisable at April 30, 2001	774,889	$4.66
Shares exercisable at April 30, 2002	666,623	$4.79
Shares exercisable at December 31, 2002	818,107	$4.88
Shares exercisable at December 31, 2003	746,514	$5.08
Shares exercisable at September 30, 2004 (unaudited)	1,092,009	$4.42

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth summarized information with respect to stock options outstanding and exercisable at December 31, 2003:

	Outstanding			Exercisable
Exercise Price Range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$3.01 to $4.50	1,644,291	7.8	$3.43	383,791	$4.08
$4.51 to $6.00	107,033	3.9	5.21	100,533	5.17
$6.01 to $7.50	952,251	8.1	6.71	242,472	6.33
$7.51 to $9.00	43,858	7.2	8.00	17,678	8.00
$9.01 to $15.00	3,400	6.6	12.50	2,040	12.50

	2,750,833	7.7	$4.72	746,514	$5.08

At December 31, 2003, there were approximately 102,000 shares available for grant.

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

(c) Warrants

On January 11, 2002, the Company completed a private placement of 2,000,000 shares of common stock at a price of $11.25 per share for $22.5 million. The Company also issued to the investors warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $13.25 per share. Each purchaser was issued a warrant to purchase one-tenth of a share of common stock for each share of common stock purchased under the agreement. In addition, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock to the placement agent in connection with the transaction. The total of 300,000 warrants were outstanding at December 31, 2002 and the warrants are exercisable at any time until January 11, 2006.

In connection with a $8.0 million loan commitment obtained in March 2003 from a Company director that expired on July 31, 2003, the Company granted 200,000 warrants, vesting immediately, to the director to purchase IMPCO stock at a price of $2.51. The warrants expire in four years. During 2003, the Company utilized the Black-Scholes model to determine the fair value of the options and recognized as expense approximately $0.3 million.

During April and May of 2003, the Company entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46, or 120% of market price. As of December 31, 2003, 10,000 warrants had been exercised and the bridge loans were repaid. See Note 3(g). During 2003, the Company utilized the Black-Scholes option pricing model and determined the fair value of the 305,000 warrants to be approximately $0.4 million. This amount was recognized on the statement of operations as part of interest expense.

On July 21, 2003, the Company issued 500,000 warrants, fully vested, to Bison to acquire the Company’s stock in connection with the issuance of a $20.0 million senior secured subordinated promissory note

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

at a price of $2.00. In September 2003, Bison exercised all of the warrants and the Company received $1.0 million in proceeds from the exercise of the warrants. During 2003, the Company determined the fair value of the 500,000 Bison warrants to be approximately $2.6 million. The assumptions used in the Black-Scholes option pricing model were (i) expected term of the options—4 years, (ii) annual volatility—91.3%, (iii) risk-free interest rate—2.6%, market price of the IMPCO common stock on the date of issuance—$6.02, and (iv) dividends paid—none. During 2003, approximately $0.3 million was recognized as interest expense and the deferred portion of approximately $2.3 million is classified as part of additional paid in capital on the December 31, 2003 balance sheet and is amortized to interest expense ratably over the four year term of the loan.

(d) Notes Receivable from Officers

On March 2, 2001, the Board of Directors authorized loans to three officers of the Company for the exercise of options to purchase Company stock from former stockholders. The loans accrued interest at 9% and were fully collateralized by a security interest in and lien upon shares of common stock of the Company and certain vested Company nonqualified stock options issued to the officers. Additionally, the loans were secured by the personal residence of one of the officers and were cross-collateralized. Each of these loans was repaid in full in July 2001.

(e) Loans to Executive Officer

In December 2000, the Company loaned an officer of the Company $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. As of December 31, 2003 approximately $3,000 was due and outstanding. The Company is negotiating to recover the amounts due under the loan.

In September 2001, the Company loaned this officer $175,000. The loan bore interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of December 31, 2003 was approximately $216,000. The Company is negotiating with this officer to recover the amounts due under the loan.

For the Nine Months Ended September 30, 2004 (Unaudited)

On October 28, 2004, the Company filed a registration statement on Form S-3 respecting a proposed delayed offering of up to $60 million for the purpose of using the SEC’s shelf-registration rules in order to sell shares of the Company’s common stock in one or more public offerings in the future. The Company anticipates that the initial portion of this offering will raise at least $22.0 million, and that the proceeds of this tranche will be used to satisfy obligations incurred to acquire the remaining 50% interest in BRC. In connection with the purchase agreement, the Company has agreed to issue approximately 5.1 million shares of the Company’s stock and pay approximately $10.0 million in cash to the founders of BRC in order to complete the acquisition of BRC. The other $12.0 million of the initial tranche will be used to cover transaction costs and to meet working capital needs.

In December 2000, the Company loaned an officer of the Company $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. On March 5, 2004, the loan was repaid in full.

In September 2001, the Company loaned this officer $175,000. The loan bears interest at a rate of 9% per annum and became due and payable on July 31, 2002. The amount outstanding at September 30, 2004 was approximately $215,000. The Company expects to be fully repaid by September 2005.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

9. Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands of dollars except per share data):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Numerator:
Income (loss) from continuing operations	$3,675	$(2,220)	$(25,279)	$(6,900)	$(970)	$2,006
Loss from discontinued operation, net of tax benefit	(16,777)	(25,016)	(3,115)	–	–	–

Net income (loss)	$(13,102)	$(27,236)	$(28,394)	$(6,900)	$(970)	$2,006

Denominator:
Denominator for basic earnings per share—weighted average shares	9,935	11,098	14,376	16,643	16,443	18,595
Effect of dilutive securities:
Employee stock options	1,114	–	–	–	–	766
Warrants	–	–	–	–	–	302
Shares held in trust	–	–	–	–	–	41

Dilutive potential common shares	1,114	–	–	–	–	1,109
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,049	11,098	14,376	16,643	16,443	19,704

Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.37	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.11

Loss from discontinued operation, net of tax benefit	$(1.69)	$(2.25)	$(0.22)	$–	$–	$–

Net income (loss)	$(1.32)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.11

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.33	$(0.20)	$(1.76)	$(0.41)	$(0.06)	$0.10

Loss from discontinued operation, net of tax benefit	$1.52	$(2.25)	$(0.22)	$–	$–	$–

Net income (loss)	$(1.19)	$(2.45)	$(1.98)	$(0.41)	$(0.06)	$0.10

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the period ended December 31, 2003, options to purchase approximately 2,751,000 shares of common stock and 815,000 stock warrants were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the fiscal years ended April 30, 2001 and 2002 and the transition period ended December 31, 2002, options to purchase approximately 480,000, 1,377,000, and 2,078,000 shares, respectively, of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the fiscal years ended April 30, 2001 and 2002 and the transition period ended December 31, 2002, options to purchase 0, 300,000, and 300,000 shares, respectively, of warrants to acquire common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

10. Revenues

During fiscal year 2001, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 18%, 8%, 9% and 4% of total consolidated revenues, respectively. During fiscal year 2002, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 22%, 6%, 16%, and 3% of total consolidated revenues, respectively. During the eight months ended December 31, 2002, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 18%, 6%, 26%, and 3% of total consolidated revenues, respectively. During the fiscal year ended December 31, 2003, IMPCO BV, IMPCO Pty, Grupo IMPCO Mexicano and IMPCO Japan subsidiaries accounted for approximately 22%, 6%, 16%, and 3% of total consolidated revenues, respectively.

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required. The Company does not anticipate that a significant credit risk exists as a result of these customer relationships.

During the fiscal year ended December 31, 2003, the Company had one customer with net revenues greater than ten percent of consolidated net revenues. Revenues for this customer as a percentage of total revenues were 10.3%, 14.4%, 7.9%, and 7.3% for the year ended December 31, 2003, the eight months ended December 31, 2002, and the years ended April 30, 2002 and 2001, respectively.

11. Business Segment and Geographic Information

Business Segments.  The Company currently has two reporting segments organized along geographical boundaries: a domestic segment consisting of U.S. Operations and the rest of the world known as the International segment. Prior to 2001, the U.S. Operations segment was called the Gaseous Fuel Products Division. The domestic segment sells products including parts and conversion systems to OEMs and the aftermarket. The Company’s International Operations in Australia, Europe, Japan, India, and Mexico provide distribution for the Company’s products, predominantly from its domestic division and some product assembly.

Corporate expenses consist of general and administrative expenses at the corporate level and include the amortization of identifiable intangibles. Intersegment eliminations are primarily the result of intercompany sales from our domestic division to our International Operations.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

Financial Information by Business Segment.  Financial information by business segment for continuing operations follows (in thousands of dollars):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Revenues:
U.S. Operations	$66,925	$52,055	$33,151	$51,951	$39,155	$72,073
International Operations	31,132	32,773	25,304	36,107	28,411	29,074
Intersegment Elimination	(17,518)	(17,152)	(12,034)	(13,318)	(10,985)	(10,001)

Total	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Operating Income (Loss):
U.S. Operations	$11,138	$3,416	$1,751	$4,549	$4,714	$10,042
International Operations	1,387	599	637	1,589	2,515	3,241
Corporate Expenses	(5,862)	(6,807)	(3,460)	(6,992)	(4,600)	(5,293)
Intersegment Elimination	(53)	393	(135)	373	(24)	(187)

Total	$6,610	$(2,399)	$(1,207)	$(481)	$2,605	$7,803

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Identifiable Assets:
U.S. Operations	$34,495	$26,346	$23,555	$25,704	$19,868	$79,982
International Operations	24,222	23,432	23,697	27,739	27,835	31,125
Corporate	29,230	45,512	28,725	47,693	46,921	–
Discontinued Operation	32,816	28,159	–	–	–	–

Total	$120,763	$123,449	$75,977	$101,136	$94,674	$111,107

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Capital Expenditures:
U.S. Operations	$977	$2,103	$1,087	$1,361	$1,265	$1,099
International Operations	312	134	376	98	175	–
Corporate	2,003	763	248	285	245	–
Discontinued Operation	9,343	3,471	–	–	–	–

Total	$12,635	$6,471	$1,711	$1,744	$1,685	$1,099

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Depreciation and Amortization:
U.S. Operations	$1,291	$1,259	$895	$1,294	$972	$3,039
International Operations	609	592	177	276	198	192
Corporate	691	916	304	1,990	1,326	–
Discontinued Operation	1,687	2,903	862	–	–	–

Total	$4,278	$5,670	$2,238	$3,560	$2,496	$3,231

Product Revenues by Application.  The Company’s product revenues by application across all business segments follows (in thousands):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Revenues:
Transportation	$26,425	$24,595	$22,953	$29,523	$23,991	$20,884
Industrial	54,114	43,081	23,468	45,217	32,590	70,262

Total	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146

Geographic Information.  The Company’s geographic information for revenues to unaffiliated customers and long-lived assets is shown below. The basis for determining revenues is the geographic location of the “end-user”. Long-lived assets, excluding those classified under discontinued operation, represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Revenues:
United States and Canada	$44,229	$29,882	$18,778	$32,053	$23,761	$61,477
Europe	16,302	18,800	10,691	21,724	16,351	14,256
Asia & Pacific Rim	10,486	6,701	4,958	9,223	6,353	8,222
Latin America	9,522	12,293	11,994	11,740	10,116	7,191

Total	$80,539	$67,676	$46,421	$74,740	$56,581	$91,146

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Long-Lived Assets:
United States and Canada	$6,399	$7,472	$7,455	$7,100	$7,408	$6,658
Europe	310	355	595	691	618	642
Asia & Pacific Rim	224	211	203	228	214	269
Latin America	419	407	317	300	273	277

Total	$7,352	$8,445	$8,570	$8,319	$8,513	$7,846

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

12. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience. Changes in the Company’s product warranty liability during the fiscal years ended April 30, 2001, and 2002, the eight months ended December 31, 2002 and the fiscal year ended December 31, 2003 are as follows:

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Warranty reserve for the period ended:
Balance at beginning of period	$427	$227	$285	$452	$452	$674
New warranties issued	73	170	233	396	60	23
Warranties settled	(273)	(112)	(66)	(175)	(68)	(67)

Balance at end of period	$227	$285	$452	$673	$444	$630

13. Purchases

During fiscal years 2001 and 2002, the transition period ended December 31, 2002 and the fiscal year ended December 31, 2003 purchases from two vendors constituted approximately 41%, 17%, 19%, and 33% of consolidated net inventory purchases, respectively. In fiscal year 2001 and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003 10 suppliers accounted for approximately 67%, 28%, 34%, and 71% respectively, of consolidated net inventory purchases.

14. Supplementary Cash Flow Information

For fiscal years 2001 and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003, the Company incurred capital lease obligations of approximately $0.6 million, $0.4 million, $0, and $0.1 million, respectively.

Interest and income taxes paid for fiscal years 2001 and 2002, the transition period ended December 31, 2002, and the fiscal year ended December 31, 2003 are as follows (in thousands of dollars):

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003	Nine Months Ended September 30,
	2001	2002			2003	2004
					(Unaudited)
Interest paid	$1,363	$1,354	$953	$2,387	$2,198	$2,210
Taxes paid (including franchise taxes)	$982	$638	$42	$495	$95	$120

Payments made by Quantum for interest and taxes were not material for the periods indicated.

On November 29, 2002, the Company issued 2,309,470 shares of the Company’s common stock to the equity holders of BRC valued at $10.0 million as a down payment towards an option to acquire a 50% ownership in BRC.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

15. Fiscal Year Change

On November 14, 2002, the Company changed its fiscal year from April 30 to December 31. The table below summarizes selected data for the unaudited eight months ended December 31, 2001 and the eight months ended December 31, 2002 (in thousands except for earnings per share).

	Eight Months Ended December 31,
	2001	2002
	(unaudited)
Statement of Operations:
Revenue	$45,707	$46,421
Costs and expenses:
Cost of revenue	29,185	33,071
Research and development expense	3,712	2,635
Selling, general and administrative expense	13,075	11,922

Total costs and expenses	45,972	47,628
Operating income (loss)	(265)	(1,207)
Interest expense	933	995
Interest income	112	112
Income (loss) from continuing operations	(908)	(25,279)
Loss from discontinued operation	(17,908)	(3,115)

Net Income (loss)	$(18,816)	$(28,394)

Net Income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.09)	$(1.76)

Income (loss) from discontinued operation	$(1.71)	$(0.22)

Net Income (loss)	$(1.80)	$(1.98)

Diluted:
Income (loss) from continuing operations	$(0.09)	$(1.76)

Income (loss) from discontinued operation	$(1.71)	$(0.22)

Net Income (loss)	$(1.80)	$(1.98)

Number of shares used in per share calculation:
Basic	10,445	14,376

Diluted	10,445	14,376

	Eight Months Ended December 31,
	2001	2002
	(unaudited)
Balance Sheet Data:
Total current assets	$60,439	$35,243
Total assets	$117,270	$75,978
Total current liabilities	$20,332	$24,038
Long-term obligations, less current portion	$25,236	$101
Stockholders’ equity	$69,401	$49,622

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

16. Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, amortization of goodwill is no longer permitted. No such amortization expense for goodwill was recognized for the eight-month period ended December 31, 2002 or the fiscal year ended December 31, 2003. The following data shows the effect on net loss and net loss per share of common stock if the provisions of SFAS No. 142 had been in effect for the fiscal years ended April 30, 2001, and 2002 (in thousands of dollars except for per share data).

	Fiscal Years Ended April 30,		Eight Months Ended December 31, 2002	Fiscal Year Ended December 31, 2003
	2001	2002
Net income (loss) as reported	$(13,102)	$(27,236)	$(28,394)	$(6,900)

Add: Amortization of goodwill recorded during fiscal years prior to adoption of FAS 142, net of tax effects	437	443	–	–

Pro forma income (loss)	$(12,665)	$(26,793)	$(28,394)	$(6,900)

Basic earnings (loss) per share:
Net income (loss) as reported	$(1.32)	$(2.45)	$(1.98)	$(0.41)
Goodwill amortization	$0.04	$0.04	$–	$–

Pro forma income (loss)	$(1.28)	$(2.41)	$(1.98)	$(0.41)

Diluted earnings (loss) per share:
Net income (loss) as reported	$(1.19)	$(2.45)	$(1.98)	$(0.41)
Goodwill amortization	$0.04	$0.04	$–	$–

Pro forma income (loss)	$(1.15)	$(2.41)	$(1.98)	$(0.41)

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

17. Quarterly Results of Operations

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Fiscal Year Ended April 30, 2001:
Revenue	$22,276	$20,485	$18,145	$19,633
Gross Profit	9,220	7,865	6,611	7,345
Operating income	2,799	1,954	737	1,120
Interest (income) expense, net	541	(294)	(111)	(32)
Income from continuing operations	1,249	1,389	821	216
Loss from discontinued operations	(1,857)	(2,771)	(5,172)	(6,977)
Net loss	$(608)	$(1,382)	$(4,351)	$(6,761)

Net income (loss) per share:(1)
Basic:
Income from continuing operations	$0.14	$0.13	$0.08	$0.02
Loss from discontinued operations	$(0.21)	$(0.26)	$(0.50)	$(0.68)
Net loss	$(0.07)	$(0.13)	$(0.42)	$0.66

Diluted:
Income from continuing operations	$0.13	$0.12	$0.07	$0.02
Loss from discontinued operations	$(0.19)	$(0.24)	$(0.46)	$(0.61)
Net loss	$(0.06)	$(0.12)	$(0.39)	$(0.59)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Fiscal Year Ended April 30, 2002:
Revenue	$18,920	$18,223	$13,799	$16,733
Gross Profit	7,836	6,056	4,143	5,099
Operating income (loss)	1,891	(696)	(1,817)	(1,776)
Interest (income) expense, net	153	397	62	316
Income (loss) from continuing operations	843	(789)	(1,069)	(1,203)
Loss from discontinued operations	(6,439)	(7,943)	(5,951)	(4,684)
Net loss	$(5,596)	$(8,732)	$(7,020)	$(5,887)

Net income (loss) per share:(1)
Basic:
Income (loss) from continuing operations	$0.08	$(0.07)	$(0.10)	$(0.10)
Loss from discontinued operations	$(0.62)	$(0.76)	$(0.54)	$(0.37)
Net loss	$(0.54)	$(0.83)	$(0.64)	$(0.47)

Diluted:
Income (loss) from continuing operations	$0.07	$(0.07)	$(0.10)	$(0.10)
Loss from discontinued operations	$(0.56)	$(0.76)	$(0.54)	$(0.37)
Net loss	$(0.49)	$(0.83)	$(0.64)	$(0.47)

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

	First Qtr.	Second Qtr.	November & December
Transition Period Ended December 31, 2002:
Revenue	$19,475	$18,771	$8,175
Gross Profit	5,826	5,191	2,332
Operating income (loss)	385	97	(1,689)
Interest (income) expense, net	215	290	378
Income (loss) from continuing operations	115	(163)	(25,231)
Loss from discontinued operations	(2,884)	(2)	(229)
Net loss	$(2,769)	$(165)	$(25,460)

Net income (loss) per share:(1)
Basic:
Income (loss) from continuing operations	$0.01	$(0.01)	$(1.64)
Loss from discontinued operations	$(0.21)	$–	$(0.02)
Net loss	$(0.20)	$(0.01)	$(1.66)

Diluted:
Income (loss) from continuing operations	$0.01	$(0.01)	$(1.64)
Loss from discontinued operations	$(0.20)	$–	$(0.02)
Net loss	$(0.19)	$(0.01)	$(1.66)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Year Ended December 31, 2003:
Revenue	$19,572	$18,340	$18,669	$18,159
Gross Profit	6,559	5,970	5,805	4,626
Operating income (loss)	1,141	1,052	412	(3,086)
Interest (income) expense, net	231	1,026	1,552	1,230
Net income (loss)	$451	$(181)	$(1,240)	$(5,930)
Net income (loss) per share:(1)
Basic:
Net income (loss)	$0.03	$(0.01)	$(0.08)	$(0.34)
Diluted:
Net income (loss)	$0.03	$(0.01)	$(0.08)	$(0.34)

(1)	Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

The Company made certain adjustments in the 4th quarter of fiscal year 2003. These adjustments were to: 1) Increase inventory obsolescence reserves by $0.3 million; 2) Increase the allowance for doubtful accounts by $0.2 million; 3) Write-off of bad debt expense by $0.4 million; and 4) Increase in the valuation allowance for deferred income taxes by $2.5 million.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

Quarterly results for the nine months ended September 30, 2004 follow (in thousands of dollars):

	First Qtr.	Second Qtr.	Third Qtr.
Nine Months Ended September 30, 2004:
Revenue	$28,603	$32,478	$30,064
Gross Profit	7,543	8,597	8,131
Operating income	2,431	2,970	2,400
Interest (income) expense, net	1,155	1,504	1,504
Net income	$516	$984	$505

Net income per share:(1)
Basic:
Net income	$0.03	$0.05	$0.03

Diluted:
Net income	$0.03	$0.05	$0.03

(1)	Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and

Shareholders’ of BRC S.r.l.

We have audited the accompanying consolidated balance sheets of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in quotaholders’ equity and cash flows for the three years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of operations and cash flows for the three years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in the United States.

/s/    RECONTA ERNST & YOUNG S.P.A.

Milan, Italy

March 5, 2004

BRC S.R.L.

Consolidated Balance Sheets

As of December 31, 2002 and 2003

(in thousands of euros)

	December 31,		September 30 2004
	2002	2003
			(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	€5,883	€1,752	€10,743
Trade receivables, less allowance for doubtful accounts of €988 and €1,111, respectively	6,706	4,743	10,249
Receivable from related parties	2,975	2,372	114
Inventory, net (Note 3)	10,331	8,554	8,459
Deferred tax assets (Note 7)	861	737	481
Other current assets	565	510	881

Total current assets	27,321	18,668	30,927

Property, plant and equipment (Note 4)	14,052	14,749	14,777
Less accumulated depreciation	(9,440)	(10,524)	(11,040)

Net property, plant & equipment	4,612	4,225	3,737
Investment in affiliates	443	537	820
Loans to affiliated companies	–	1,920	1,734
Other non-current assets	666	630	523

Total Assets	€33,042	€25,980	€37,741

LIABILITIES AND QUOTAHOLDERS’ EQUITY

Current liabilities:
Accounts payable	€4,344	€2,810	€10,863
Payables to related parties	680	361	568
Short-term borrowings (Note 6)	266	–	–
Income taxes payable (Note 7)	–	24	196
Current portion of long-term debt	4,356	143	236
Accrued expenses and other liabilities	1,428	1,570	2,848

Total current liabilities	11,074	4,908	14,711

Long-term debt (Note 9)	950	976	771
Employee severance indemnities (note 10)	1,717	1,897	2,128
Other non current liabilities	50	–	–
Deferred income taxes (Note 7)	485	436	383
Commitments and contingencies	–	–	–
Quotaholders’ equity:
Ordinary quota, authorized 1,500,000 shares, issued and outstanding, par value €1.00 each	1,500	1,500	1,500
Additional paid-in capital	221	221	221
Accumulated earnings	16,990	15,961	17,788
Accumulated other comprehensive income	55	81	239

Total Quotaholders’ equity	18,766	17,763	19,748

Total Liabilities and Quotaholders’ Equity	€33,042	€25,980	€37,741

BRC S.R.L.

Consolidated Statements of Operations

For the years ended December 31, 2001, 2002 and 2003

(in thousands of euros)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue	€34,321	€34,685	€32,047	€25,039	€31,598
Costs and operating expenses:
Cost of materials	15,357	17,262	16,616	13,557	15,624
Cost of external services	6,365	6,185	6,082	5,036	5,406
Salaries, wages and employee benefits	8,186	7,809	7,814	5,581	6,457
Depreciation and amortization	1,384	1,058	1,084	766	891
Other operating expenses	834	394	617	274	133

Total costs and operating expenses	32,126	32,708	32,213	25,214	28,511
Operating income	2,195	1,977	(166)	(175)	3,087

Interest expense	926	694	305	236	69
Interest income	40	37	92	86	70
Other income	–	956	–	–	–
Foreign exchange gains (losses), net	(1,048)	(1,948)	(299)	42	(50)
Equity share in (income) loss of unconsolidated affiliates	–	369	140	177	(253)

Income (loss) before income taxes	261	(41)	(818)	(460)	3,291
Income taxes	783	1,037	211	240	1,464

Net income (loss)	€(522)	€(1,078)	€(1,029)	€(700)	€1,827

BRC S.R.L.

Consolidated Statements of Changes in Quotaholders’ Equity

For the years ended December 31, 2001, 2002 and 2003

(in thousands of euros)

	Ordinary Quota	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total Quotaholders’ Equity
As at December 31, 2000	€1,500	€–	€18,590	€(10)	€20,080
Foreign exchange translation adjustment	–	–	–	129	129
Net loss	–	–	(522)	–	(522)

Total comprehensive loss	–	–	–	–	(393)

As at December 31, 2001	1,500	–	18,068	119	19,687
Additional paid in capital	–	221	–	–	221
Foreign exchange translation adjustment	–	–	–	(64)	(64)
Net loss	–	–	(1,078)	–	(1,078)

Total comprehensive loss	–	–	–	–	(1,142)

As at December 31, 2002	1,500	221	16,990	55	18,766
Foreign exchange translation adjustment	–	–	–	26	26
Net loss	–	–	(1,029)	–	(1,029)

Total comprehensive loss	–	–	–	–	(1,003)

As at December 31, 2003	€1,500	€221	€15,961	€81	€17,763

BRC SRL

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2002 and 2003

(in thousands of euros)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net Income (loss)	€(522)	€(1,078)	€(1,029)	€(700)	€1,827
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,384	1,058	1,084	766	891
Employees severance indemnities	210	223	180	187	231
Deferred taxes	(131)	300	(221)	–	203
Losses in equity investees	–	369	140	177	(253)
Gain on partial sale of Brazilian business	–	(953)	–	–	–
Changes in operating assets and liabilities:
Accounts receivable	4,878	(921)	2,566	2,552	(3,248)
Inventories	2,229	6,686	1,777	(37)	95
Prepaid expenses and other current assets	604	577	351	(689)	(371)
Accounts payable	(13,781)	(76)	(1,853)	42	8,260
Accrued expenses and other current liabilities	(675)	122	142	396	1,278
Income taxes	(1,770)	(106)	24	–	172
Other	(44)	(169)	(50)	–	–

Net cash provided by operating activities	€(7,618)	€6,032	€3,111	€2,694	€9,085

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,266)	(526)	(709)	(531)	(28)
Disposal of property, plant and equipment	–	6,201	12	–	–
Proceeds on partial sale of Brazilian business	–	1,906	–	–	–
Investment in equity investees	–	(1,060)	(234)	–	(30)
Loans to affiliated companies	–	–	(1,920)	(1,921)	(186)
Decrease in non-current assets	(75)	(217)	36	(140)	107

Net cash used in investing activities	(1,341)	6,304	(2,815)	(2,592)	(137)

Cash flows from financing activities:
Net change in short-term borrowings	3,151	(6,217)	(266)	29	–
Increase in long-term debt	5,582	688	163	163	–
Repayments of long-term debt	(555)	(2,136)	(4,350)	(4,011)	(112)

Net cash used in financing activities	8,178	(7,665)	(4,453)	(3,819)	(112)

Translation adjustment	(40)	128	26	(46)	155

Net increase (decrease) in cash and cash equivalents	(821)	4,799	(4,131)	(3,763)	8,991
Cash and cash equivalents at beginning of year	1,905	1,084	5,883	5,883	1,752

Cash and cash equivalents at end of year	€1,084	€5,883	€1,752	€2,120	€10,743

Supplemental disclosures:
Cash paid during the year for:
Interest	€782	€623	€197	€90	€30
Taxes	€3,833	€831	€–	€31	€32

BRC S.R.L.

Notes to Consolidated Financial Statements

For the years ended December 31, 2001, 2002 and 2003

(in thousands of euros)

1. Basis of Presentation and Description of Business

The consolidated financial statements of BRC S.r.l. (“BRC” or the “Company”) include the accounts of the Company, of its wholly owned subsidiary MTM S.r.l. and of MTM’s wholly owned subsidiary BRC Argentina S.A. and majority owned subsidiaries BRC Brasil S.A. and NG LOG Armazens Gerais Ltda. All significant intercompany accounts and transactions have been eliminated. The Company has a 50% interest in the joint ventures WMTM and MTE and an 18.5% interest in Jehin and uses the equity method for reporting the results of these entities.

Prior to February 2001, MTM was owned directly by Mariano and Piero Costamagna. In February 2001, Mariano and Piero Costamagna incorporated BRC S.r.l. and contributed their shareholdings in MTM to BRC S.r.l. This contribution has been accounted for as a reorganization under common control under which it is assumed that BRC S.r.l. has been the parent company from January 1, 2001 for all periods presented. Consequently, the carrying amounts of MTM and its subsidiaries were not adjusted at their transfer dates in accounting for the reorganization and the Company’s quota capital has been reported in the consolidated financial statements as if outstanding since January 1, 2001.

On July 22, 2003, the shareholders of BRC completed the sale of 50% of the Company to IMPCO Technologies Inc., a U.S. Company.

The Company is a designer, manufacturer and supplier of fuel technology systems for automobiles that enable traditional internal combustion engines to run on alternative fuels such as propane and natural gas.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying financial statements. These policies are in conformity with accounting principles generally accepted in the United States and have been consistently applied.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Inventories

Inventories are stated at the lower of cost and market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Any write-downs of inventory are recorded as an adjustment to the cost basis.

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings	33 years
Machinery and equipment	10 years
Furniture and fittings	5 to 8 years

Impairment of Long-Lived Assets

The Company assesses its long-lived assets (primarily property, plant and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the estimated undiscounted cash flows expected from these assets to their respective net carrying values. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated fair value.

Investments in Affiliates

Investments in affiliates which are not majority owned or controlled but for which the Company exercises significant influence are accounted for using the equity method.

Income Taxes

Income taxes provided by each entity are included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for Income Taxes, and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Investment tax credits are accounted for as a reduction in current income taxes in the year in which the credit arises.

Foreign Currency Translation

The Company’s reporting currency and functional currency is the Euro. The financial statements of the Company’s subsidiaries are measured using the local currency as the functional currency. With respect to the Brazilian and Argentine subsidiaries, revenues and expenses have been translated into Euros using the average exchange rate for the period and assets and liabilities have been translated using the period-end exchange rate. With respect to the Argentine subsidiary, at December 31, 2001 through January 10, 2002, there was no exchangeability between the Argentine Peso and foreign currencies. On January 11, 2002 when the exchange market first opened, the exchange rate was ARP 1.5 to Euro 1. Under US GAAP, when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used as of the balance sheet date.

The resulting cumulative translation adjustments have been recorded as a separate component of Quotaholder’s equity. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to (losses)/gains of € 129, € (64) and € 26, for the periods ended December 31, 2001, 2002 and 2003, respectively, and are presented in the Other Comprehensive Income.

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net income.

Revenue Recognition

Revenues are recognized on product sales when title transfers, which generally corresponds to the date when products are shipped, and when collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return.

Research and Development Expenses

Research and development expenses are charged to expense as incurred.

Government Grants

The Company receives grants from Italian governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded in other revenues.

During 2001, 2002 and 2003, the Company recognized government grants relating to plant and equipment for nil, € 133 and nil, respectively, and relating to research and development expenditure for € 31, € 507 and € 137, respectively.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales are classified in costs for external services and amount to € 454, € 373 and € 362, for the years ended December 31, 2001, 2002 and 2003, respectively.

3. Inventory, Net

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Raw materials	€7,810	€6,189	€6,602
Work in process	217	203	263
Finished goods	2,621	2,501	2,024

Total inventory	10,648	8,893	8,889
Inventory valuation reserve	(317)	(339)	(430)

Inventory, net of reserve	€10,331	€8,554	€8,459

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

4. Property, Plant and Equipment

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Machinery and equipment	€11,522	€11,813	€11,928
Office furniture and equipment	1,013	1,106	1,137
Vehicles	563	525	602
Other	954	1,305	1,110

Total property, plant and equipment	14,052	14,749	14,777
Accumulated depreciation	(9,440)	(10,524)	(11,040)

Net property, plant and equipment	€4,612	€4,225	€3,737

In July 2002, the Company sold all its land and buildings to IMCOS2 S.r.l., a real estate investment company controlled by the shareholders of BRC, and to a leasing company, which then leased the land and buildings to IMCOS2 under capital lease arrangements. The portion of these land and buildings that were previously used by BRC were then leased back to BRC under operating lease arrangements. The remaining portion of the land and buildings were previously leased by BRC to a related company and a third party. As the sale-and-leaseback was undertaken between companies under common control, the transaction has been accounted for at historical cost and, consequently, the excess of the sale price over the carrying value of the land and buildings of € 221 has been credited to additional paid-in capital.

The terms of the rental agreement between BRC and IMCOS2 S.r.l. require that the Company does not terminate the rental agreement until eight years have expired.

5. Investments in Affiliates

In February 2001, the Company acquired a 50% stake in MTE S.r.l. for € 25. MTE supplies the Company with electronic components for its fuel systems. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In March 2002, the Company acquired an 18.5% stake in Jehin Engineering Company Ltd., a Korean manufacturer of fuel technology systems for € 260. In accordance with the share purchase agreement, BRC was able to appoint a member of the Board of Directors. In view of the influence that BRC gained through board membership, the investment has been accounted for using the equity method. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In October 2001, BRC Brasil Ltda. (“BRC Brasil”) signed a joint venture agreement with White Martin Gases Industriais S.A. (“WM”), a Brazilian company and subsidiary of Praxair, Inc., by which BRC and WM (the “joint venture partners”) agreed to establish a joint venture for the development, manufacture and supply of fuel technology systems in the Brazilian market. Pursuant to the agreement, the joint venture partners agreed to invest jointly up to a maximum of US$4 million in the first three years of operations. In May 2002, the joint venture partners gave effect to the joint venture agreement and established WMTM Equipamentos de Gases Ltda. (“WMTM”) owned 50% by each joint venture partner with an initial cash investment of € 819. At the same time the joint venture partners established another 50-50 owned company, BRC Gas Equipment Ltda. (“BRCGE”), with the objective of succeeding BRC Brasil in its activity of importation and sale of BRC’s products on the Brasilian market until such time as WMTM had become fully operational. BRC Brasil subscribed to the creation of BRCGE by contributing the inventories and certain other assets for a value of € 717. MTM has also provided a bank guarantee to WMTM for an amount of € 1,500, which was subsequently reduced to € 819. In exchange for

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

entering into the joint venture agreement, BRC Brasil received from WM US$2.2 million. The agreement also required that BRC Brasil pay WM a certain amount in the event that BRCGE failed to achieve a stipulated level of earnings before interest, income taxes, depreciation and amortization, as defined (“EBITDA”). Conversely, WM would pay BRC Brasil if the EBITDA exceeded the stipulated level of earnings before interest, income taxes, depreciation and amortization, as defined. In 2003, the parties agreed that the stipulated level of EBITDA had not been achieved and, accordingly, BRC Brasil paid € 98 and recorded this amount as a reduction of the US$2.2 million. The Company has accounted for this transaction in accordance with EITF 01-2 Interpretations of APB Opinion No. 29 and has recognized a partial gain in 2002 of € 953, representing 50% of the excess of the fair value of the assets given up over the carrying value of such assets. The remaining 50% has been recorded as a reduction of the carrying value of the Company’s investment in the joint venture companies.

In August 2003 BRCGE ceased operations and in September 2003 was merged into WMTM. The carrying value of the investment in WMTM at December 31, 2003 in the amount of € 605 has been classified as an equity investment.

For all the above investments, the amount at which the investment is carried equals the amount of the underlying equity in net assets.

In August 2003, BRC Brasil and WM each made loans to WMTM in the amount of 5,000,000 Real and each company subsequently made additional loans in the amount of 2,000,000 Real. The total of the loans made by BRC Brasil to WMTM of approximately € 1,920 have been classified as loans to affiliated companies. The loans are non-interest bearing and are due in January 2005.

6. Short-Term Borrowings

At December 31, 2003, the Company has an unsecured line of credit amounting to approximately € 1,300 with no outstanding balance. Additionally, the Company has up to a € 4,500 line of credit secured by customer account receivable drafts, which has current availability of € 2,198 and has no outstanding balance. The weighted average interest rate on these short-term borrowings was approximately 3.5% and nil per annum at December 31, 2002 and 2003. The lines of credit are callable on demand.

7. Income Taxes

Italian and foreign income (losses) before income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
Italian	€808	€1,051	€(190)
Foreign	(547)	(1,092)	(628)

Total Italian and foreign income (loss) before income taxes	€261	€(41)	€(818)

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
Current	€914	€737	€432
Deferred	(131)	300	(221)

Total provision for income taxes	€783	€1,037	€211

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation between income taxes computed at the Italian statutory tax rate and the effective income tax provision is as follows:

	Year Ended December 31,
	2001	2002	2003
Income tax provision at the Italian statutory rate of 34%	€93	€14	€(278)
Effect of Italian IRAP	439	383	356
Aggregate effect of differenet foreign tax rates	(38)	(15)	–
Permanent Differences:
Non-deductible expenses	46	42	17
Investment tax incentive	(375)	–	(70)
Other	–	25	(4)
Change in valuation allowance	618	588	190

Effective income tax provision	€783	€1,037	€211

The Italian “IRAP” tax is regional tax on productive activities, and has statutory rate of 4.25%. The IRAP tax is not deductible for corporate tax purposes. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for labor or interest.

The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments in Italy. Companies are able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made in the second half of 2001 and in the year 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive results in a current one-time deduction and neither increases nor decreases the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to investment deductions granted. In 2001 and 2003 the Company recognized a benefit from the investment deductions of € 375 and € 70, respectively.

The components of deferred income tax assets and liabilities at December 31, 2002 and 2003 are:

	December 31,
	2002	2003
Deferred tax asset	€1,771	€2,133
Less: valuation allowance	(1,206)	(1,396)
Deferred tax assets	565	737
Deferred tax liabilities	(485)	(436)

Net deferred tax asset (liability)	€80	€301

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

Principal items comprising net deferred income tax assets (liabilities) as of December 31, 2002 and 2003 are:

	December 31,
	2002	2003
Fixed assets	€(485)	€(407)
Warranty provision	52	74
Inventories	163	327
Allowance for receivables	302	331
NOL carryforwards	465	585
Equity investments	418	531
Foreign exchange losses	323	285
Other	48	(29)

Total deferred tax assets (liabilities)	1,286	1,697
Valuation allowance	(1,206)	(1,396)

Net deferred tax asset (liability)	€80	€301

At December 31, 2003, the Company had NOL’s, in Argentina amounting to approximately €1,290, which expire in 2011 and in Italy amounting to € 98 which do not expire. Utilization of these NOL’s is limited to future earnings of the related companies. The deferred tax asset valuation allowance is principally related to tax assets located in the Argentine and Brazilian tax jurisdictions.

8. Accrued Expenses and Other Current Liabilities

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Social Security and other contributions	€289	€299	€306
Withholding taxes on payroll and other sundry taxes	274	308	1,076
Accrued employee compensation	489	547	921
Warranty provision	137	200	200
Accrued interest	54	2	7
Other	185	214	338

Total accrued expenses and other liabilities	€1,428	€1,570	€2,848

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

9. Debt Payable

Debt payable is as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Loan from Interbanca bearing interest at 6.3%, due in 2003, unsecured	€2,143	€–	€–
Loans from Cassa di Risparmio di Bra, bearing interest at 5.5%, due in 2003, unsecured	1,886	–	–
Loans from Ministry of Industry, pursuant to Law 46/82, for research and development and capital expenditures, repayable in annual installments through 2011, bearing interest at subsidized rate of 3.25%	1,021	1,077	995

Other loans	257	42	12

Total debt	5,307	1,119	1,007
Less: current portion	(4,357)	(143)	(236)

Non-current portion	€950	€976	€771

At December 31, 2003, long-term debt is repayable as follows:

Year Ended December 31:
2004	€143
2005	231
2006	107
2007	107
2008 and thereafter	531

Total debt	€1,119

At September 30, 2004, long-term debt is repayable as follows:

Year Ended September 30:
2005	€236
2006	171
2007	115
2008	118
2009 and thereafter	367

Total debt	€1,007

10. Employees Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The charge to earnings was € 383, € 381 and € 391 for the years ended December 31, 2001, 2002 and 2003, respectively.

11. Related Party Transactions

A detail of balances with related parties as of December 31, 2002 and 2003 is as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Receivables and advances:
WMTM Equipamentos de Gases	€2,812	€2,317	€545
BRC Gas Equipment Ltda	137	–	–
MTE S.r.l.	8	1	14
Jehin Engineering Company Ltd	18	54	123

Total receivables and advances	€2,975	€2,372	€682

Payables:
MTE S.r.l.	€322	€185	€556
Europlast S.r.l.	112	68	510
TCN S.r.l.	246	108	394

Total payables	€680	€361	€1,460

In 2002 and 2003, the Company sold fuel technology systems to BRCGE for an amount of € 882 and € 85, respectively.

In 2002 and 2003, the Company sold fuel technology systems to WMTM for an amount of € 3,399 and € 2,914, respectively.

In 2001, 2002 and 2003, the Company acquired from its affiliate, MTE S.r.l., electronic components for its fuel technology systems for an amount of € 746, € 1,332 and € 1,306, respectively. In 2002 and 2003, the Company paid rent to MTE in the amount of € 6 and sold products to MTE in the amount of € 37 and € 29, respectively.

In 2001, 2002 and 2003, the Company acquired plastic components from Europlast S.r.l. for an amount of € 310, € 362 and € 552, respectively, and iron-made elements from TCN S.r.l. for an amount of € 577, € 779 and € 584, respectively. In 2003, the Company sold products to Europlast and TCN in the amount of € 47 and € 4, respectively. In 2003, the Company sold products and purchased products from MTM Hydro S.r.l in the amount of € 14, and € 7, respectively. In 2003, the Company received rent from and sold product to BM2 in the amount of € 6 and € 40, respectively. Europlast, TCN, MTM Hydro and BM2 are majority owned by the shareholders of the Company.

In 2001, 2002 and 2003, BRC rented an industrial building to TCN for € 19, € 11 and nil, respectively.

In 2002 and 2003, the Company leased buildings from IMCOS2 S.r.l., a related company, for an amount of € 122 and € 450, respectively.

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

12. Commitments and Contingencies

Litigation

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have any material adverse effect on the Company’s financial statements.

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2003:

Year Ended December 31:	Amount
2004	€450
2005	450
2006	450
2007	450
2008	450
Thereafter	788

Total minimum lease payments	€3,038

Rental expense for all operating leases amounted to nil, € 122 and € 450 in the years ended December 31, 2001, 2002 and 2003, respectively. The major portion of these leases contains renewal options.

13. Financial Instruments

Off Balance Sheet Risk

The Company does not enter into forward exchange contracts or purchase foreign currency options to hedge firm sales/purchases commitments, anticipated but not yet committed sales/purchases and investments in debt securities denominated in foreign currency.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Group maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided in Italy, but it normally makes sales to foreign customers against secured letters of credit.

The Company’s two largest individual customers accounted for 10.5%, 18.9% and 22%, of net sales for the years ended December 31, 2001, 2002 and 2003, respectively.

BRC S.R.L.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents—The carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

Accounts receivable and payable—The carrying amount of accounts receivable and payable approximates their fair value.

Short and long-term debt—The fair value of long-term debt, as of December 31, 2002 and 2003, amounts to approximately € 5,507 and € 934, respectively. The carrying amount of the Company’s other borrowings approximate their fair value. The fair values of the Company’s long-term debt are estimated using cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

14. Subsequent Events

In January 2004, MTM exercised its put option for the disposal of a 10.5% portion of their shares held in Jehin at a price of € 122, which approximates the purchase price net of the change in foreign exchange rate. The ownership of the shares is expected to be transferred in the second half of 2004. No significant gain or loss is anticipated as the put price approximates carrying value.

Prospectus

$60,000,000 of Common Stock

This prospectus relates to the offer and sale of shares of our common stock. The securities may be sold from time to time in one or more issuances on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at prices otherwise negotiated.

Our common stock is traded on the NASDAQ National Market under the symbol “IMCO.” On January 31, 2005, the reported last sale price of our common stock on the NASDAQ National Market was $5.85 per share.

Our common stock may be sold directly by us to investors, through agents designated from time to time or through underwriters or dealers at prices and on terms to be determined at the time of offering. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. Additionally, unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” Unless otherwise set forth in the accompanying prospectus supplement, we intend to use the net proceeds we expect to receive from any sale of our common stock for the purposes set forth in this prospectus.

Our business and an investment in our common stock involve significant risks.

See “ Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 1, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Commission using the Commission’s shelf-registration rules. Under the shelf-registration rules, using this prospectus, and, if required, one or more prospectus supplements, we may sell our common stock from time to time, in one or more offerings. A prospectus supplement may add, update, or change information contained in this prospectus. You should read this prospectus, any applicable prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information” before making an investment decision.

Market information in this prospectus and the documents incorporated herein is based generally on company estimates and not third party sources.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts, but rather are plans and predictions based on current expectations, estimates, and projections about our industry, our beliefs, and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of these words and similar expressions to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to various risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. These risks and uncertainties include those described under the heading “Risk Factors” and elsewhere in this prospectus, in the applicable prospectus supplement, and in the documents incorporated herein by reference. You should not place undue reliance on these forward-looking statements, which reflect the company’s view only as of the date of this prospectus.

OUR COMPANY

We design, manufacture, and supply products and systems that control the pressure and flow of gaseous fuels for use in internal combustion engines. Our products also include internal combustion engines, which have our gaseous fuel control products incorporated in them. Our products and systems enable internal combustion engines to operate on gaseous fuels, including natural gas or propane. Our products improve efficiency, enhance power output, and reduce harmful emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Additionally, we have extensive engineering, design, and systems integration experience with our customers’ requirements for product performance, durability, and physical configuration. We have been producing and selling gaseous fuel delivery systems and products for over 45 years. We sell these systems and components directly to end users, OEMs, and to the aftermarket through approximately 400 distributors and dealers worldwide. We are incorporated in Delaware, and our common stock is traded on The Nasdaq National Market under the symbol “IMCO.” Our executive offices are located at 16804 Gridley Place, Cerritos, California 90703. Our telephone number is (562) 860-6666. Our website is www.impco.ws. The information on our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our common stock involves risk. In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements”, you should carefully consider the matters described below in determining whether to invest in our common stock. The occurrence of any of the following risks would likely cause our business, results of operations and financial condition to materially suffer, and the market price of our stock to decline, and you may lose all or part of your investment.

Risks Related to Our Company

We currently have substantial debt that we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of September 30, 2004, we had aggregate outstanding indebtedness of $39.7 million and total stockholders’ equity of $59.0 million. Our loan agreement with LaSalle Business Credit, LLC has a maximum borrowing limit of $12.0 million, which was limited, based on our eligible accounts receivable and our eligible inventory, as of September 30, 2004 to approximately $11.8 million. Of that amount, $9.7 million was outstanding under the LaSalle loan agreement as of that same date, leaving approximately $2.1 million unused and available.

We have borrowed approximately $22.0 million from MTM, and MTM has an additional $13.0 million of indebtedness. The annual interest rate on the MTM loan is equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004. This loan may be accelerated if any payment is not made within 15 days of the date when due, the employment of Mariano Costamagna is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or if we materially breach Mariano Costamagna’s employment agreement. The MTM loan agreement also provides for acceleration of the loan upon notice from MTM in case of any other default under the loan agreement. Also, Mariano Costamagna and Pier Antonio Costamagna have guaranteed the MTM loan. In return for Messrs. Costamagnas’ guarantees, we have pledged our equity interest in BRC as collateral in the event the guarantees are utilized. In addition, as of September 30, 2004, BRC had outstanding indebtedness approximately $1.2 million.

Our substantial debt subjects us to numerous risks, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing cash available to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our leverage may increase our vulnerability to general economic downturns and adverse competitive and industry conditions and may place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations may limit our flexibility to plan for, or react to, changes in our business and in the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on satisfactory terms; and

•	if we do not comply with the financial and other restrictive covenants in our debt instruments, any such failure could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders or our guarantors might foreclose on our secured or pledged assets.

We also may directly or indirectly incur additional indebtedness in connection with the acquisition or with our ongoing operations. Although we expect a substantial reduction in interest expense after the closing of the BRC acquisition as a result of the redemption of our senior subordinated secured note, our loans after the acquisition will continue to represent significant indebtedness and will impose substantial limitations on our ability to respond to changes in our operational circumstances or in our strategic goals.

We have recently been in default under our primary debt facilities, and we cannot assure you that we will be able to avoid events of default or noncompliance in the future, obtain amendments to our debt facilities, or refinance our indebtedness if events of default were to occur.

Our debt requires us to maintain specified financial ratios and meet specific financial tests. For example, our loan agreement with LaSalle requires us to generate from operations specified amounts of earnings before interest, income tax, depreciation and amortization, tested quarterly on a rolling four-quarter basis. In order to meet that test for the first quarter of 2005, we will need to generate an amount of earnings before interest and income taxes, depreciation and amortization (“EBITDA”) in that quarter in the order of twice the EBITDA that we expect to generate in the fourth quarter of 2004. Our failure to comply with these covenants would result in events of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make a required repayment or refinance these borrowings, our lenders or our guarantors could foreclose on our secured or pledged assets. Even if we are able to refinance these borrowings, we may not receive favorable terms, in which case our business could be adversely impacted.

At December 31, 2003, March 31, 2004, April 30, 2004 and June 30, 2004, we were in default on the LaSalle loan for not meeting certain financial measurement covenants at each of these dates. We paid LaSalle amendment fees of $85,000 in the aggregate and obtained waivers of these events of noncompliance at December 31, 2003, May 7, 2004, and at June 30, 2004, respectively. We are currently paying a rate of interest at prime plus 1%, which at November 30, 2004 was equal to 6.0%. In October 2004, we concluded negotiations with LaSalle and executed an agreement, effective June 30, 2004, which revised the financial covenants to be more consistent with our business projections through the end of the term of the loan in 2006. As of September 30, 2004, we were in compliance with the terms and conditions of the loan agreement, as amended. However, we cannot assure you that we will remain in compliance with the amended terms.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

Our debt agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on us. Among other things, these restrictions limit our ability to:

•	change our Chief Executive Officer;

•	incur liens or make negative pledges on our assets;

•	merge, consolidate, or sell our assets;

•	incur additional debt;

•	pay dividends, redeem capital stock or prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

We have a history of significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective liquidity.

Until recently, we have experienced operating losses and net cash outflows. At September 30, 2004, our cash and cash equivalents totaled approximately $6.8 million and our working capital was $25.1 million. We have experienced significant cash outflows in connection with our operations, as well as our initial equity investment in BRC and servicing our debt. Based upon our eligible accounts receivable and our eligible inventory as of September 30, 2004 our funds available for borrowing under our senior secured credit facility were approximately $11.8 million, of which approximately $9.7 million was outstanding, leaving approximately $2.1 million unused and available. As of September 30, 2004, we had total stockholders’ equity of $58,950,000 and an accumulated deficit of $72,994,000. Moreover, our loan agreement with MTM requires us to repay to MTM the principal according to the following schedule, with an additional $5.0 million “balloon payment” of accrued interest and unpaid principal due on December 31, 2009:

Quarters Ending	Quarterly Payment Amount
March 31, 2005 through December 31, 2005	$650,000
March 31, 2006 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

Our current cash position and upcoming cash obligations, including, but not limited to, cash we expect to expend for general and administrative expenses associated with the BRC acquisition and in connection with Sarbanes-Oxley Act compliance, especially if combined with stagnant or declining revenues, may force us to take steps such as personnel reductions or curtailment of growth as a means to manage our liquidity. Such measures could have an adverse impact on our production capacity, our growth strategy or other aspects of our business that might have a material adverse impact on results of operations. In some instances, these impacts may last beyond the term of the immediate cash shortfall.

Our business may be subject to product liability claims, which could be expensive and could divert management’s attention.

We face exposure to product liability claims if our products (or the equipment into which our products are incorporated) malfunction in a way that results in, or is alleged to have resulted in, personal injury or death or property damage. We may be named in product liability actions even if there is no evidence that our systems or components caused a loss. Product liability claims could result in significant losses from defense costs or damages awards. The sale of our systems and components entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. We cannot assure you that product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle and industrial equipment manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products, thus requiring their suppliers, such as us, to provide correspondingly longer product warranties. Due to the longer warranty periods, we could incur substantially greater warranty claims in the future. We establish a reserve for warranty claims by taking a charge against earnings at the time that such earnings are recognized based on our historical claims experience. Our warranty expense for the 12 months ended December 31, 2003 was $396,000 and for the nine months ended September 30, 2004 was $23,000. Our warranty reserve as of September 30, 2004 was $630,000. Our warranty expense is determined by examining revenues against our historical cost of warranty claims. This reserve necessarily involves estimates of future claims, and actual claims, the cost of resolving such claims, or both may exceed our estimates and may be greater than our established reserve. If that were to occur, we may experience increased warranty expense which would adversely affect our results of operations.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection and confidentiality and other agreements with our employees, customers, partners, the BRC founders and others to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization and without affording us an adequate remedy.

Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized patent or trademark applications in foreign countries to register rights that belong to us. This disparity in protection of intellectual property rights affects us significantly because we conduct a substantial portion of our business in international markets, particularly in developing countries where the issue is most acute.

Those patents we own are not likely to provide us with meaningful commercial protection of our products, and patent applications that we file may not result in issued patents. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting our patent applications or defending patent infringement suits that may arise.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants and corporate partners and we have attempted to control access to, and distribution of, our technologies, documentation and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement of our intellectual property rights could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management’s time, and our operating results would suffer.

Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially because patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation. Moreover, MTM is subject to a patent infringement lawsuit in Italian courts. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. The costs associated with litigating that matter, as well as any potential damages awards, may have a material adverse effect on our consolidated financial condition and results of operations if the BRC acquisition is consummated.

We are dependent on certain key customers and the loss of one or more customers could have a material adverse effect on our business.

A substantial portion of our business results from sales to key customers. During fiscal year 2003 and the nine month period ended September 30, 2004, sales to these customers accounted for 40% and 58% of our revenue, respectively. If several of these key customers were to reduce their orders substantially, we would suffer a decline in revenue and profits, and those declines may be substantial.

One of the founders of BRC has become our Chief Executive Officer and that individual has not previously served as an executive officer of a public company.

Mariano Costamagna became our Chief Executive Officer effective as of January 1, 2005. Mr. Stemmler, our former Chief Executive Officer, will remain as Chairman of the Board of Directors and has entered into an employee consulting agreement to oversee the transition of our management team through April 30, 2007. Mr. Costamagna has never served as an officer in a public company and we can offer no assurances that such preparations will prove adequate. If we cannot provide for an orderly transition by assuring that our senior management team retains qualified executives to serve in key roles, our business may be disrupted and we may experience increased expenses, declining revenue or both. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated for any reason, with certain exceptions for termination upon Mr. Costamagna’s death, or if we otherwise materially breach the employment agreement with Mariano Costamagna.

Mariano Costamagna’s employment agreement and the terms of the MTM loan may limit our board of directors’ ability to effect changes in our senior management.

Mariano Costamagna, BRC’s co-founder and our director, has entered into an employment agreement, pursuant to which he became our Chief Executive Officer until May 31, 2009. Mariano Costamagna’s employment will include an initial base salary of $360,000 annually, as well as bonuses, benefits and expenses. If, during the term of his employment, we terminate Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to $5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the stock he has received in connection with our acquisition of BRC). The required severance payment may limit our board of directors’ ability to decide whether to retain or replace Mr. Costamagna or to reallocate management responsibilities among our senior executives, a fact that may, in certain circumstances, have an adverse effect on our business, operations and financial condition. Moreover, the loan to us from MTM can be accelerated in the event that Mr. Costamagna’s employment is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or if we otherwise materially breach his employment agreement.

We depend on third-party suppliers for key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business. In addition, we rely on a limited number of suppliers for certain of our high quality proprietary precision die cast parts as well as dress engines for use in our products. Approximately 70% of our raw materials are supplied by ten entities. We could incur significant costs in the event that we are forced to utilize alternative suppliers.

Our business could be harmed if we fail to meet original equipment manufacturer specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in alternative fuel applications. We sell these products principally to original equipment manufacturers, or OEM customers. Our OEM customers require that these products meet strict standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may experience unionized labor disputes at original equipment manufacturer facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. For the twelve months ended December 31, 2003 and the nine months ended September 30, 2004, direct OEM product sales accounted for 60% and 75% of our revenues, respectively. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our sales and profitability.

Adverse currency fluctuations may hinder our ability to economically procure key materials and services from overseas vendors and suppliers which may affect the value of our debt and may affect our sales margins.

We have significant operations outside of the United States. As result, we engage in business relationships and transactions that involve many different currencies. Exchange rates between our functional currencies (the U.S. dollar and the Euro) and the local currencies in these foreign locations where we do business can vary unpredictably. These variations may have an effect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If exchange rates with local currencies decline, our effective costs for such materials and services would increase, adversely affecting our profitability.

We face risks associated with marketing, distributing and servicing our products internationally.

In addition to the United States, we currently operate in Australia, Europe, India, Japan and Mexico, and we market our products and technologies in other international markets, including both industrialized and developing countries. During the nine month period ended September 30, 2004, approximately 57% of our revenues were derived from sales to customers located inside the United States and Canada, and the remaining 43% were derived from sales in Asia, Europe, and Latin America where economics and fuel availability make our products more competitive. Additionally, approximately 44% of our employees and 75% of our approximate 400 distributors and dealers worldwide are located outside the United States and Canada. Our combined international operations are subject to various risks common to international activities, such as the following:

•	complying with a wide variety of laws and regulations, including product certification, environmental and import and export laws, including the regulations administered by the Office of Foreign Assets Control of the US Department of the Treasury (OFAC);

•	our ability to maintain good relations with our overseas employees and distributors and to collect amounts owed from our overseas customers;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including, without limitation, the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability; and

•	difficulties collecting international accounts receivable.

If we are unable to manage these risks effectively, our business could be adversely affected.

We derive income from minority interests in unconsolidated foreign companies that we do not control.

A portion of our income is generated from the operations of unconsolidated foreign subsidiaries in which we hold minority interests. Although the agreements that govern our relationships with these entities provide us with some level of control over our investments, we do not have the ability to control their day-to-day operations or their management. As a result, we cannot control these entities ability to generate income.

We are highly dependent on certain key personnel.

We are highly dependent on the services of Mariano Costamagna and of our Chief Operations Officer, Brad Garner. These two executives will be extensively involved in, or will directly or indirectly oversee, virtually every aspect of our day-to-day operations. Were we to lose the services of either or both of these executives, we would be at significant risk of declining revenue or operating income. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated by us for any reason other than death or if we otherwise breach his employment agreement.

Our spin-off of our Quantum subsidiary is subject to tax risks for us and our stockholders, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

At the time of our spin-off of Quantum on July 23, 2002, we received an opinion of Morrison & Foerster LLP to the effect that the spin-off was tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service or the courts will agree with their opinion. The opinion was also subject to specific assumptions and the accuracy and completeness of specific factual representations and statements made by us and Quantum, and we are subject to certain limitations on changes in our capital structure following the Quantum transaction. If these assumptions, representations, or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Similarly, we can provide no assurances that our issuance of stock to BRC’s stockholders or in various post-spin-off equity issuances will not adversely impact the tax-free character of the Quantum spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who received Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal

Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay, or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

Provisions of Delaware law, of our charter and bylaws and of our loan agreement with MTM may make it more difficult to take over our company and entrench our current management, which could adversely affect our stock price.

Provisions in our certificate of incorporation and bylaws, in the Delaware corporation law and in our loan agreement with MTM may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. In addition, our loan agreement with MTM can be accelerated in the event that Mariano Costamagna is removed as our Chief Executive Officer for any reason other than his death or if we otherwise breach his employment agreement. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a stockholders’ rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of some events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per right, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of December 31, 2004, we had 18,735,627 shares of common stock outstanding, excluding 68,885 shares issued but held by us as treasury stock. Of these shares, 17,350,500 shares are currently freely tradable and 1,385,127 shares, which otherwise are freely tradable, are subject to a lockup agreement that restricts their resale until certain dates in 2005 and 2006. The following table presents the relevant expiration dates and the number of shares as to which the lockup agreement expires:

Date	Number of Shares Available for Sale
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

As of December 31, 2004, up to 775,000 shares of our common stock were issuable upon the exercise of warrants outstanding as of that date, all of which may be freely tradable upon exercise thereof. We expect to issue an additional 5,098,284 shares of common stock in connection with the BRC acquisition. Furthermore, as of December 31, 2004, up to 3,650,933 shares are issuable upon the exercise of options of which 1,224,294 are vested. Subject to applicable vesting and registration requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

Risks Related to Our Non-Compliance with Certain Nasdaq National Market Qualitative Listing Requirements and Federal Securities Laws

Loans to one of our executive officers may have been amended in violation of Section 402 of the Sarbanes- Oxley Act of 2002.

In December 2000, we lent Dale Rasmussen, our Senior Vice President and Secretary, $100,000. In September 2001, we lent to Mr. Rasmussen an additional $175,000. These loans were due and payable in full on July 31, 2002. The first loan was repaid in full on March 8, 2004, and approximately $102,000 remains outstanding on the second loan as of December 31, 2004. As a result, the SEC may take the position that this loan is a violation of Section 402 of the Sarbanes-Oxley Act of 2002. This law, which became effective on June 30, 2002, prohibits us from directly or indirectly extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. An extension of credit maintained by us on June 30, 2002 is not subject to these prohibitions so long as there is no renewal or material modification to any such loan after that date. Because we did not recover the amounts due under these loans on or before their maturity date, we may be found to have materially modified or renewed Mr. Rasmussen’s loans after the effective date of Section 402. If the SEC were to institute proceedings to enforce a violation of this statute, or if one or more shareholders were to bring a lawsuit alleging that this circumstance represents a breach of our directors’ fiduciary duties, we may become a party to litigation over these matters, and the outcome of such litigation (including criminal or civil sanctions by the SEC or damages in a civil lawsuit), alone or in addition to the costs of litigation, may materially and adversely affect our business.

We may be subject to regulatory scrutiny, and may sustain a loss of public confidence, if we are unable to satisfy regulatory requirements relating to internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us, like all other publicly traded companies, to perform an evaluation of our internal control over financial reporting and have our auditors attest to such evaluation. This requirement must be implemented by us, and many other companies whose fiscal year ends on December 31, for the first time in connection with the preparation of our annual report for the year ended December 31, 2004. We have been actively preparing for the implementation of this requirement by, among other things, establishing an ongoing program to perform the system and process evaluation and testing necessary for compliance. If we fail to complete our evaluation on a timely basis and in a satisfactory manner, or if our management or our auditors are unable to attest on a timely basis to the adequacy of our internal controls, we may be subject to additional regulatory scrutiny and to a loss of public confidence in our internal controls over financial reporting.

The Nasdaq Stock Market may take the position that we should have obtained shareholder approval for certain issuances of our outstanding securities, and if they were to take and prevail in that position, we could be subject to sanctions or delisting by The Nasdaq Stock Market.

Under applicable Nasdaq rules, a company with securities listed on the Nasdaq Stock Market must obtain shareholder approval before issuing securities if such issuance is not a public offering and involves the sale of 20% or more of the issuer’s outstanding common stock at a price less than the greater of book or market value. Since January 2002, we have issued shares of our common stock or securities convertible into or exercisable for our common stock in six separate transactions representing a total of 8,614,470 shares (excluding shares issued in connection with employee stock option, employee benefit plans, and similar arrangements). Some of the shares that were issued in these six transactions were issued or are issuable at a price that represents a discount to the market price of our common stock on the date of issuance. If the sale of common stock to the purchasing stockholders were aggregated or integrated with one or more other transactions, or if two or more other transactions were to be integrated with one another, some of these combinations exceeded 20% of our outstanding common stock and thus would have required shareholder approval. Although not free from doubt, we believe that the sale of common stock to the purchasing stockholders should not be aggregated or integrated with any other transaction, and we believe that no series of other transactions would be integrated in a manner that would result in our being required to have obtained shareholder approval. We have not obtained any formal guidance from Nasdaq as to this matter.

If Nasdaq were to determine that one or more of these transactions required shareholder approval, Nasdaq could halt trading of our common stock and initiate delisting procedures with respect to our common stock. A delisting from Nasdaq, if it were to occur, could materially impair the liquidity of our securities and could adversely affect the trading price of our common stock.

Risks Related to Our Industry

Our business is directly and significantly affected by regulations relating to vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenues may decrease. In addition, we rely on emissions regulations, the adoption of which is out of our control, to stimulate our growth.

Our business has fluctuated significantly as a result of regulation of vehicle emissions. For example, our 84% increase in revenue from U.S. operations during the period ended September 30, 2004 from the comparable 2003 period is primarily attributable to the U.S. Environmental Protection Agency’s (EPA) recently promulgated regulations requiring strict emission certification requirements for nonroad spark-ignition engines over 19 KW (25 hp). If regulations relating to vehicle emissions are amended in a manner that may allow for less strict standards, or if the implementation of such standards is delayed or suspended, the demand for our products and services could diminish and our revenues could decrease. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed.

We are subject to certification requirements and other regulations and future more stringent regulations may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the EPA and the California Air Resources Board, to sell certain of our products in the United States, and must obtain other product certification requirements in other countries. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or civil or criminal penalties.

Any new government regulation that affects our alternative fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenue and profitability and thereby harm our business, prospects, results of operations, or financial condition.

Prevailing economic conditions and international dissension may disproportionately affect our business.

Because we depend heavily on sales to developing nations, the effects of continuing instability in the Middle East, as well as weaknesses in the U.S. and global economies, may cause our customers to delay orders, may result in interruptions in shipments to some customers or from some suppliers, or may have other effects that may decrease our revenue or increase our costs. These situations, whether alone or in combination with one or more risk factors discussed in this prospectus supplement may affect our business materially and adversely.

Declining oil prices may adversely affect the demand for our products.

We believe that our sales in recent periods have been favorably impacted by increased consumer demand promoted by rising oil prices. Oil prices are highly volatile and have recently reached historically high levels. Reductions in oil prices may occur, and demand for our products could decline in the event of fluctuating, and particularly decreasing, market prices.

Changes in tax policies may reduce or eliminate the economic benefits that make our products attractive to consumers.

In some jurisdictions, such as the United States, governments provide tax benefits for clean-air vehicles, including tax credits, rebates and reductions in applicable tax rates. In certain of our markets these benefits extend to vehicles powered by our systems. From time to time, governments change tax policies in ways that create benefits such as those for our customers. Reductions or eliminations in these benefits may adversely affect our revenues.

The potential growth of the alternative fuel products market will have a significant impact on our business.

Our future success depends on the continued global expansion of the gaseous fuel industry. Many countries currently have limited or no infrastructure to deliver natural gas and propane. Major growth of the international markets for gaseous fuel vehicles is significantly dependent on international politics, governmental policies and restrictions related to business management. In the United States, alternative fuels such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2003 for the United States were equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products. We do not expect this trend to improve in the United States in the foreseeable future. Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels and gaseous fuels. We cannot assure you that the global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products. In addition, we have designed many of our products for gaseous fuel vehicles powered by internal combustion engines, but not for other power sources, such as electricity or alternate forms of power. If the major growth in the gaseous fuel market relates solely to those power sources, our revenues may not increase and may decline.

Developments in alternative fuel technologies will increase competition and may render our products obsolete.

Numerous research and development projects are underway in search of commercially viable alternative fuel products. These include ongoing projects funded by auto makers, oil companies and other enterprises that are substantially better capitalized than our company. Among others, the development of “hybrid” automobiles, buses and industrial equipment recently has demonstrated substantial successes. We expect that the present environment of historically high oil prices will cause research on these projects to intensify. If competing technologies prove commercially viable, acceptance of our products may decline, which would adversely impact our revenues and, potentially, our ability to raise capital to finance our business.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

Risks Related to BRC

BRC is an Italian company that, through its subsidiaries, designs, manufactures, markets and supplies advanced alternative fuel systems and related products, principally for the light transportation market. As such, BRC operates in many of the same markets as us and is exposed to many or most of the same operational, regulatory and other risks as us, including those described above. BRC is exposed to the following additional risks, each of which could adversely affect its business, financial position and results of operations. If the BRC acquisition is complete, we will be subject to these risks.

In connection with the acquisition, we have entered into a loan agreement that requires us to make significant cash payments to MTM.

As a condition to closing the BRC acquisition, we were required to redeem our senior subordinated secured note due 2007, which, as of December 31, 2004, would have carried an interest rate equal to 18.25% per annum. To eliminate that debt, we borrowed $22.0 million from MTM. The MTM loan agreement requires that we make periodic principal and interest payments and that we retire the loan in full on or before December 31, 2009. The loan provides for minimum quarterly payments of principal and interest on the schedule set forth below, and requires a $5,000,000 “balloon payment” of principal and accrued but unpaid interest on the maturity date, which is December 31, 2009. The payment schedule is:

Quarters Ending	Quarterly Payment Amount
March 31, 2005 through December 31, 2005	$650,000
March 31, 2006 through December 31, 2006	$650,000
March 31, 2007 through December 31, 2007	$800,000
March 31, 2008 through December 31, 2008	$1,000,000
March 31, 2009 through December 31, 2009	$1,150,000

In the event the December 31, 2009 balloon payment is not paid within 30 days after the due date therefor, then, in addition to the other remedies available to MTM, the interest rate on the MTM loan increases to 3-month EURIBOR plus 6.5% per annum. These payment obligations may limit our ability to invest in other aspects of our business, to maintain favorable credit terms with other creditors or may otherwise impede our cash flows.

Mariano and Pier Antonio Costamagna have guaranteed our performance under the MTM loan and, in connection with those guarantees, we have pledged our BRC equity interest and made certain other concessions to the founders.

Because of certain requirements arising under Italian law, Mariano and Pier Antonio Costamagna have jointly and severally guaranteed our performance under the MTM loan agreement. In order to secure their recourse in the event that guaranty is exercised and the founders are required to make payments of the amounts due, we have pledged to the founders our initial 50% interest in BRC, and upon consummation of the BRC acquisition, we have pledged to the founders the remaining 50% interest in BRC that we acquired pursuant to the BRC acquisition. If we fail to perform the terms of the MTM loan and the founders are required to fulfill their guarantees, the founders may require us to reimburse them for their payments as guarantors, or they may take possession of our equity interest in BRC, or both. If the founders were to take possession of the BRC equity interest in total or partial satisfaction of their rights under the pledge agreement, we would lose our rights to participate in BRC’s earnings and assets. This could have a material adverse effect upon our earnings or our assets.

MTM is a party to certain agreements with entities in which one or both of the BRC founders have a separate financial interest.

BRC and MTM are parties to certain agreements with entities in which the BRC founders have a financial interest. These agreements include real property leases with BRC for its three principal properties in Cherasco, Italy. In addition, MTM from time to time acquires raw materials and component parts pursuant to contracts with certain entities controlled by the BRC founders. These contracts are awarded in accordance with MTM’s standard policy, which requires MTM to solicit three competing bids for every supply contract awarded. In situations where such founder-controlled entities submit the lowest bid to MTM, such entity is awarded the contract. BRC and MTM have conducted appraisals or comparable market price analyses to determine, and those entities’ boards of directors have determined, that each such agreement or arrangement is at terms that approximate fair market value based on arms’ length negotiations. However, there can be no assurance that BRC or MTM could not obtain the relevant materials or facilities from unrelated parties at lower prices or on better terms.

BRC and MTM conduct significant manufacturing operations in South America and may be subjected to greater risks relating to overseas manufacturing facilities and labor material.

One of BRC’s subsidiaries has significant manufacturing facilities in Manaus, Brazil. BRC is sensitive to economic, supply, transportation and labor factors in South America. Were the South American markets to experience economic or labor unrest, these events may have a disruptive effect upon BRC’s production, which would cause BRC’s revenues to decline or may force BRC to seek additional or replacement manufacturing facilities or relationships, which could cause BRC’s expenses to increase. These events thus could have a material adverse effect upon BRC’s revenues or expenses.

BRC is dependent on the services of certain key personnel.

BRC is highly dependent on the services of Mariano Costamagna, its principal executive officer, Pier Antonio Costamagna, MTM’s principal engineering officer, Marco Seimandi, Director of Marketing for MTM and Danilo Ceratto, Technical Director of MTM. Each of these individuals has specific abilities, knowledge, expertise or relationships that are of substantial value to BRC and the loss of one or more of them could have a material adverse effect on BRC. Moreover, Messrs. Seimandi and Ceratto are not bound by noncompetition agreements or similar obligations and, were one or more of them to terminate their employment and begin to compete with BRC, their knowledge and relationships could enable BRC’s competitors to compete more effectively.

MTM is a defendant in a patent lawsuit which, if resolved adversely to it, could have a material adverse effect on BRC’s business.

MTM is currently a defendant in a patent infringement action brought by ICOM, S.r.l., in Italian court. That lawsuit seeks injunctive relief and economic and punitive damages totaling approximately €1.5 million. BRC has prevailed at trial in this dispute and the case is currently on appeal. BRC’s management personnel have informed us that in their view, the lawsuit is without merit; however, we cannot offer assurances that the Italian courts will accept MTM’s defenses or that it will not find in favor of the plaintiffs. Moreover, whether or not that lawsuit is resolved in MTM’s favor, the cost of continued litigation, the distraction of management personnel in dealing with these claims, or both, may have an adverse impact on BRC’s revenues.

BRC’s manufacturing subsidiaries are subject to environmental risks.

BRC’s facilities in Italy and Brazil include significant machining operations, as well as other manufacturing operations. The operations conducted at these facilities require solvents and other chemicals which are hazardous, carcinogenic or toxic and which are regulated by certain environmental laws and regulations. BRC believes its facilities to be in compliance with applicable laws and regulations, but there can be no assurance that undiscovered or unknown violations have not occurred or will not occur in the future. Similarly, while BRC takes precautions to avoid unauthorized or inadvertent releases of hazardous materials, they can offer no assurance that such releases will not occur in the future, or that unknown releases may not have taken place in the past. Finally, BRC is required by Italian law to contract with third parties to provide for the removal and recycling or disposal of hazardous materials. Were one or more of these parties to fail to carry out their obligations, BRC may face exposure as a result of any violations of law by such companies.

Risks Related to the BRC Acquisition

Our proposed acquisition of the remaining equity interest in BRC that we do not already own poses a number of risks and uncertainties to investors in our common stock.

Because of the closing conditions in the purchase agreement and the possibility that we or either of the BRC founders may terminate the purchase agreement in specific instances, there can be no assurance when or if the acquisition will be completed.

The completion of the BRC acquisition is subject to the satisfaction or waiver of a number of closing conditions including, among others, the requirements that we complete an equity financing with net proceeds of $15.0 million, and that we obtain the consent of our senior secured lender. Some of the closing conditions are beyond our ability to control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on our businesses or the business of BRC. There can be no assurance that the closing conditions will be satisfied or waived. If we and the BRC founders are unable to satisfy all the conditions or if any unsatisfied conditions are not waived, a party for whose benefit an unsatisfied condition is intended may terminate the acquisition.

The BRC founders failed to comply in a timely manner with certain U.S. securities regulations, the enforcement of which might delay or prohibit the consummation of the acquisition of the BRC founders’ interest.

Section 13(d) of the Securities Exchange Act of 1934, and the regulations promulgated thereunder, impose certain filing and disclosure requirements upon persons who acquire or enter into an agreement to acquire more than 5% of a class of securities registered under Section 12 of the Exchange Act, or who acquire or agree to acquire shares of such a class with the intent to influence the management and policies of the issuer. When we acquired the initial BRC interest, we issued to each of the BRC founders shares representing approximately 10% of its common stock at the time of the acquisition, and the acquisition of the remaining founders’ interest in BRC will result in our issuing to the founders shares representing up to an additional 19% in the aggregate, after giving effect to the transaction. The founders filed a report of their acquisitions and agreements to acquire our common stock on Schedule 13D on January 12, 2005. However, these reports were not filed within the filing deadlines for such reports. While Section 13(d) and the regulations thereunder do not impose obligations directly on us, Section 13(d) affords courts broad remedial powers to redress grievances occasioned by breaches of this statute. Were a court to find in favor of any claim alleging that one or more persons was disadvantaged by the founders’ failure to timely report their initial acquisition of our common stock, or were an investigation or litigation to arise in connection with this filing delay, the resulting actions might delay the closing even if shareholders were to approve the transaction, and the founders or we might incur additional legal fees and expenses, which might be material, in connection with responding to any inquiry or investigation, or with defending any such litigation.

The issuance of shares of our common stock in connection with the BRC acquisition will significantly reduce the percentage interests of your investment in us.

If the transaction is completed, we will issue to the founders 5,098,284 shares of our common stock. In that event the founders will own, in the aggregate and including the shares previously issued in connection with our acquisition of the initial 50% interest in BRC, approximately 29% of our common stock. As a condition to closing, we also are required to complete an equity offering that would result in the sale of additional common stock sufficient to raise proceeds of $15.0 million. Based on our common stock price as of January 31, 2005, and assuming that the offering is made without any discount to market prices, we estimate that this obligation will require us to issue an additional 4,000,000 shares of common stock. The issuance of shares in this transaction will thus significantly reduce the relative percentage interests of our current stockholders (including voting interest and liquidation and book value). In any case, the issuance of these shares may adversely impact the market value of our shares. The issuance of additional shares of our common stock in future transactions might exacerbate one or more of these impacts.

If the BRC acquisition is consummated, we will become susceptible to control by significant stockholders.

As of December 31, 2004, and giving effect (as of that date) to the transaction, the founders collectively will hold approximately 29% of our outstanding common stock. In addition, Mariano Costamagna is currently our Chief Executive Officer and a director, and the founders will be given the right to designate one additional independent director to the our board of directors following the consummation of the transaction. As a result, based upon Mr. Costamagna’s position as our Chief Executive Officer, the founders’ collective ownership position, as well as its ability to designate at least two members to the board of directors (including Mr. Costamagna’s directorship), the founders will be in a position to exert significant influence over our affairs.

Although the founders’ ownership position and their ability to designate directors do not give the founders majority control of our company, their ownership interests, particularly if coupled with the ownership interests of our affiliates, could give these individuals a voting interest in our company sufficient to, among other things, allow them to:

•	exert influence over mergers, sales of assets, and other major corporate transactions as well as other matters submitted to stockholder vote;

•	discourage takeover attempts; and

•	otherwise control or influence particular matters that may be submitted to a vote of our stockholders.

At this time, we are not aware of any agreements between these individuals with respect to the ownership or voting of our common stock, and other than so reported, none of these individuals has disclosed any present intention to seek to exercise such control.

One or more of our stockholders may claim that the purchase of the BRC founders’ interest represents a violation of our board of directors’ fiduciary duties to stockholders.

The purchase of the remaining BRC equity interest represents an “interested director transaction” within the meaning of the Delaware General Corporation Law. Delaware law imposes substantial restrictions on a company’s ability to enter into transactions with interested directors, and affords substantial protections to stockholders to mitigate the potential effects of such transactions. Section 144 of the Delaware General Corporation Law provides a safe harbor for interested director transactions when specific stockholder protections are adopted to safeguard stockholder interests in such transactions. Our board of directors took specific steps to bring this transaction within the “safe harbor” provided by Section 144, including the approval of the transaction by a separate committee of disinterested and independent directors and an affirmative vote of our stockholders.

We believe the requirements for this safe harbor have been satisfied. However, there can be no assurances that one or more stockholders will not claim that these actions were insufficient and that the acquisition of the remaining BRC equity interest and the consideration paid in exchange therefor represent breaches of the directors’ fiduciary duties. Stockholder litigation in a Delaware corporation can be extremely expensive and time consuming, and were stockholder litigation to ensue in this instance, the resulting delays and financial consequences might make it impossible to consummate the transaction or might require us to expend substantial funds and management resources in defense of such an action. Moreover, because the absence of certain types of litigation is a condition to closing, one or more parties might elect to terminate the agreement rather than proceed with the transaction if litigation were pending or threatened.

The combined companies would have substantially more extensive sales and production facilities and arrangements than we currently have, and this expansion may result in the failure of the combined organization to comply with applicable U.S. law and regulations.

Both BRC and we have substantial overseas operations, and the combination of these businesses will significantly expand our geographic reach. Among other things, this expansion means that all aspects of BRC’s operations must comply with U.S. laws that regulate exports, including OFAC regulations, certain types of environmental discharges, and relations with foreign governments and government officials. The extent of BRC’s non-U.S. operations require extensive coordination on the part of the combined companies to assure that our business activities after the closing comply with all applicable laws. This coordination will place substantial burdens on management to review the operations to assure compliance, and the results of management’s assessments may mandate revisions to or reductions of certain aspects of our combined operations. If significant restructuring or revisions are required, the cost of such actions, independently or coupled with any loss of business which ensues, may adversely impact our revenues. Moreover, the failure to comply with these laws and regulations may result in the imposition of substantial fines and penalties upon us, and the defense of any enforcement actions seeking such fines or penalties may have material and adverse impacts on our business operations or financial condition.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect our earnings and thus adversely impact the market value of our common stock following the transaction.

In accordance with United States generally accepted accounting principles, we will account for the BRC acquisition using the purchase method of accounting. As a result, we anticipate incurring additional depreciation expense over the remaining useful lives of certain tangible assets acquired in connection with the transaction, which management preliminarily estimates to be approximately $800,000 on an annual basis. In addition, after the consummation of the BRC acquisition, we will have $32.4 million of additional goodwill and other intangible assets, which represents the excess of the purchase price for the BRC equity interest over the fair value, if we determine that the anticipated benefits of the BRC acquisition are not being achieved, we may conclude that the value of goodwill or intangible assets with indefinite lives has become impaired and we could be required to incur material impairment charges relating to those assets. The additional charges could adversely affect our financial results, including earnings (loss) per common share, which could cause the market price of our common stock to decline.

The market price of our common stock may decline after the BRC acquisition.

The market price of our common stock may decline after the BRC acquisition for a number of reasons, including if:

•	investors reach an unfavorable impression about the transaction or about one or more aspects of our combined operations with BRC;

•	we do not achieve the expected benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the transaction on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the BRC founders and other of our significant stockholders decide to dispose of substantial numbers of shares of our common stock in the future.

We and BRC will incur substantial costs whether or not the BRC acquisition is completed.

We and BRC will incur substantial costs related to the BRC acquisition whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. We currently expect to incur approximately $1,000,000 in costs associated with the BRC acquisition, none of which are contingent on the completion of the transaction, excluding costs associated with the offering described in this prospectus supplement and the accompanying prospectus.

Our ability to utilize our net operating loss carryforwards in any given year may be limited by certain events, including a significant change in ownership interests.

Under certain provisions of the Internal Revenue Code of 1986 (the “Code”), the availability of net operating loss carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50 percent of the Company’s Stock. There can be no assurance that Code Section 382 will not apply to impose a limitation on the Company’s use of its net operating loss carryforwards to offset future taxable income.

USE OF PROCEEDS

Once the registration statement, of which this prospectus is a part, is declared effective by the SEC, we expect to sell 4 million shares of our common stock pursuant to this prospectus. We anticipate using a portion of the net proceeds from the initial offering to discharge our cash payment obligations under the Equity Interest Purchase Agreement, between us, Mariano Costamagna and Pier Antonio Costamagna, BRC, and MTM, described in our Current Report on Form 8-K filed on October 25, 2004, which is the principal agreement governing the terms of the BRC acquisition. Under this agreement, we are obligated to complete an equity financing with net proceeds of $15.0 million, of which $10.0 million will be paid to Messrs. Costamagna as part of the purchase price. Accordingly, $10.0 million of the net proceeds of this offering will be placed into an escrow account, pending the consummation of the BRC acquisition. If the BRC acquisition is not consummated by April 30, 2005, the net proceeds will be released from escrow to us. In addition, we also intend to use a portion of the net proceeds from this offering to repay in part our debt and related obligations. Remaining proceeds, if any, will be used for fees and expenses associated with the equity interest purchase agreement, including attorneys’, underwriters’, and other professional fees, and for general corporate purposes. Unless we indicate otherwise in a prospectus supplement, we intend to use the net proceeds from other sales of our stock pursuant to this prospectus for working capital and general purposes. Pending the application of proceeds, we intend to invest the net proceeds from any offering (other than those retained in escrow pending the BRC closing) in short-term, interest-bearing, investment grade securities.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents, or (d) through a combination of any of these methods. The applicable prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the maximum underwriting compensation for any offering pursuant to this registration statement will not exceed 8% of the proceeds of the offering;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions, and other items constituting underwriters’ compensation;

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any arrangement whereby the underwriter has the right to designate or nominate a member or members of our board of directors.

The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market, or (d) through the writing of options.

The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices.

Sale through Underwriters or Dealers.

If underwriters are used in the sale of any of these securities, the underwriters will acquire the securities for their own account. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. We may grant underwriters an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell these securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making without notice at any time. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents.

We may sell the securities directly, and not through underwriters or agents. We may also sell the securities through underwriters or agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Exchange Act, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Delayed Delivery Contracts.

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information.

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of their businesses.

RECENT DEVELOPMENTS

In a series of related transactions between October 2, 2002 and July 29, 2003, we acquired 50% of BRC’s equity from two of its founders, Mariano Costamagna and Pier Antonio Costamagna. The aggregate price for the purchase of the initial 50% equity interest was $23.8 million. On October 22, 2004, we entered into an agreement to acquire the remaining 50% equity interest from those same individuals using a combination of cash and stock. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. As of October 22, 2004, the date of the BRC acquisition agreement, the value of that consideration was approximately $37.6 million. Based on the last reported sale price of our common stock as of January 31, 2005, the value of the consideration to be received by the founders was approximately $39.8 million.

In connection with the BRC acquisition, we have entered into a loan agreement with MTM S.r.l., a wholly owned subsidiary of BRC, pursuant to which MTM has loaned to us $22.0 million. The loan proceeds were used to retire all debt and related obligations we had incurred pursuant to a Securities Purchase Agreement dated July 18, 2003, with Bison Capital Structured Equity Partners, LLC. The MTM loan carries an interest rate equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004. The MTM loan matures on December 31, 2009, and will be repaid in quarterly installments beginning on April 1, 2005, each payment in the amount of not less than $650,000 in the first two years, $800,000 in the third year, $1,000,000 in the fourth year and $1,150,000 in the final year, with a $5,000,000 “balloon payment” of the remaining unpaid principal and interest due on December 31, 2009. This loan may be accelerated in the event that any payment is not made within 15 days of the date when due, if the employment of Mariano Costamagna is terminated for any reason (with certain exceptions for termination upon Mr. Costamagna’s death), if we materially breach his employment agreement or upon written notice of any other default under the agreement.

In addition, pursuant to the terms of the MTM loan and in connection with the BRC acquisition, effective January 1, 2005, Mariano Costamagna, the principal executive officer of BRC, has become our new Chief Executive Officer. Mr. Robert M. Stemmler, our former Chief Executive Officer, will remain as our Chairman of the Board of Directors and is now a full-time employee consultant with us in order to facilitate the transition of our management. Additional information about BRC’s business is described under “Business of BRC,” and the proposed acquisition is described under “The BRC Acquisition.”

Pro forma earnings per share for the nine months ended September 30, 2004, based on the acquisition of the remaining equity interest in BRC and the prepayment of the Bison note, were $0.16 per share as compared to $0.10 per share for the actual nine months ended September 30, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. Information contained in this prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes any previously filed information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed. We incorporate by reference the documents listed below, and any amendments thereto.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Our Current Reports on Form 8-K filed on January 16, 2004, May 5, 2004, July 16, 2004, August 5, 2004, October 25, 2004 (as amended), December 29, 2004, January 21, 2005 and February 1, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the Commission on July 7, 1999.

You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703, telephone (562) 860-6666, Attention: Corporate Secretary. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents so requested.

Any statement contained in a document that is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered by this prospectus may only be offered in states where the offer is permitted, and we are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus constitutes part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its worldwide website.

You may read and copy the registration statement, including the attached exhibits and any report, statements or other information that we file at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial retrieval services and at the SEC’s worldwide website at www.sec.gov.

We provide copies of our annual and interim reports and exhibits filed with the SEC on our website, www.impco.ws. If you are a stockholder, you may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

Attention: Investor Relations Department

(562) 860-6666

We also provide on our website recent press releases and information necessary to contact our Investor Relations office if additional information is desired. Information contained in our website is not incorporated into this prospectus.

For further information about us and the shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to a copy of such document filed as an exhibit to the registration statement.

INDEMNIFICATION

Our articles of incorporation allow us to indemnify our officers and directors to the maximum extent allowable under Delaware law. This includes indemnification for liabilities that may arise under the Securities Act.